IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Financial Statements
as of December 31, 2016 and for the six-month periods
ended December 31, 2016 and 2015

Legal Information

Denomination: IRSA Inversiones y Representaciones Sociedad Anónima.

Fiscal year N°: 74, beginning on July 1st, 2016.

Legal address: 108 Bolívar St., 1st floor, Autonomous City of Buenos Aires, Argentina.

Company activity: Real estate investment and development.

Date of registration of the by-laws in the Public Registry of Commerce: June 23, 1943.

Date of registration of last amendment of the by-laws in the Public Registry of Commerce: November 14, 2014.

Expiration of the Company’s by-laws: April 5, 2043.

Registration number with the Superintendence: 213,036.

Capital: 578,676,460 shares.

Common Stock subscribed, issued and paid up (in millions of Ps.): 579.

Parent Company: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
(Cresud S.A.C.I.F. y A.).

Legal Address: 877 Moreno St., 23rd. floor, Autonomous City of Buenos Aires, Argentina.

Main activity: Real estate, agricultural, commercial and financial activities.

Interest of the Parent Company on the capital stock: 366,788,251 common shares.

Percentage of votes of the Parent Company on the shareholders’ equity: 63.38%.

Type of stock	CAPITAL STATUS
	Shares authorized for Public Offering (*)	Subscribed, issued and paid up (in millions of Pesos)
Common stock with a face value of Ps. 1 per share and entitled to 1 vote each	578,676,460	579

(*) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

Glossary

The followings are not technical definitions, but help the reader to understand certain terms used in the wording of the notes to the Group´s Financial Statements.

Terms	Definitions
Adama	Adama Agricultural Solutions Ltd.
BACS	Banco de Crédito y Securitización S.A.
Baicom	Baicom Networks S.A.
Bartan	Bartan Holdings and Investments Ltd.
BASE	Buenos Aires Stock Exchange
BCRA	Central Bank of the Argentine Republic.
BHSA	Banco Hipotecario S.A.
BMBY	Buy Me Buy You
BNSA	Boulevard Norte S.A.
Cellcom	Cellcom Israel Ltd.
Clal	Clal Holdings Insurance Enterprises Ltd.
CNV	Securities Exchange Commission
Condor	Condor Hospitality Trust Inc.
Cresud	Cresud S.A.C.I.F. y A.
Cyrsa	Cyrsa S.A.
DFL	Dolphin Fund Ltd.
DIC	Discount Investment Corporation Ltd.
DN B.V.	Dolphin Netherlands B.V.
Dolphin	Dolphin Fund Ltd. and Dolphin Netherlands B.V.
EHSA	Entertainment Holdings S.A.
Electra	Electra Consumer Products Ltd.
ENUSA	Entretenimiento Universal S.A.
Financial Statements	Unaudited Condensed Interim Consolidated Financial Statements
Annual Financial Statements	Consolidated Financial Statements as of June 30, 2016
ETH	C.A.A. Extra Holdings Ltd.
CPF	Collective Promotion Funds
GCBA	Autonomous City of Buenos Aires Government
Golan	Golan Telecom Ltd.
IDB Tourism	IDB Tourism (2009) Ltd
IDBD	IDB Development Corporation Ltd.
IDBGI	IDB Group Investment Inc.
IFISA	Inversiones Financieras del Sur S.A.
CPI	Consumer Price Index
IRSA, “The Company”, “Us”	IRSA Inversiones y Representaciones Sociedad Anónima
IRSA CP	IRSA Propiedades Comerciales S.A.
Israir	Israir Airlines & Tourism Ltd.
Koor	Koor Industries Ltd.
Lipstick	Lipstick Management LLC
LRSA	La Rural S.A.
Metropolitan	Metropolitan 885 Third Avenue Leasehold LLC
New Lipstick	New Lipstick LLC
IAS	International Accounting Standards
IFRS	International Financial Reporting Standards
MPIT	Minimum presumed income tax
NIS	New Israeli Shekel
NFSA	Nuevas Fronteras S.A.
NPSF	Nuevo Puerto Santa Fe S.A.
NYSE	New York Stock Exchange
OASA	OGDEN Argentina S.A.
NCN	Non-Convertible Notes
PAMSA	Panamerican Mall S.A.
PBC	Property & Building Corporation Ltd.
PBEL	Real Estate LTD
Puerto Retiro	Puerto Retiro S.A.
Quality	Quality Invest S.A.
Rock Real	Rock Real Estate Partners Limited
Shufersal	Shufersal Ltd.
SRA	Sociedad Rural Argentina
Tarshop	Tarshop S.A.
Tender offers	Repurchase agreement

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of December 31, 2016 and June 30, 2016
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.16	06.30.16
ASSETS
Non-current assets
Investment properties	10	52,942	49,872
Property, plant and equipment	11	23,425	24,055
Trading properties	12	3,744	4,471
Intangible assets	13	11,294	11,763
Investments in associates and joint ventures	8 and 9	5,695	16,236
Deferred income tax assets	21	814	638
Income tax and MPIT credit		126	123
Restricted assets	14	-	54
Trade and other receivables	15	3,764	3,441
Employee benefits		4	4
Investments in financial assets	14	2,307	2,226
Financial assets held for sale	14	3,351	3,346
Derivative financial instruments	14	4	8
Total non-current assets		107,470	116,237
Current assets
Trading properties	12	805	241
Inventories		3,351	3,246
Restricted assets	14	954	564
Income tax and MPIT credit		129	506
Group of assets held for sale	29	2,900	-
Trade and other receivables	15	14,951	13,409
Investments in financial assets	14	9,039	9,656
Financial assets held for sale	14	2,792	1,256
Derivative financial instruments	14	22	19
Cash and cash equivalents	14	23,700	13,866
Total current assets		58,643	42,763
TOTAL ASSETS		166,113	159,000
SHAREHOLDERS’ EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital		575	575
Treasury shares		4	4
Inflation adjustment of share capital and treasury shares		123	123
Share premium		793	793
Additional paid-in capital from treasury shares		16	16
Legal reserve		143	117
Special reserve		-	4
Other reserves	17	521	726
Retained Earnings (Accumulated deficit)		828	(1,243)
Total capital and reserves attributable to equity holders of the parent		3,003	1,115
Non-controlling interest		16,071	12,386
TOTAL SHAREHOLDERS’ EQUITY		19,074	13,501
LIABILITIES
Non-current liabilities
Trade and other payables	18	2,750	1,518
Borrowings	20	93,052	90,680
Derivative financial instruments	14	98	105
Income tax and MPIT liabilities		1	-
Deferred income tax liabilities	21	7,703	7,571
Employee benefits		680	689
Salaries and social security liabilities		32	11
Provisions	19	1,560	1,325
Total non-current liabilities		105,876	101,899
Current liabilities
Trade and other payables	18	17,801	17,874
Group of liabilities held for sale	29	1,897	-
Salaries and social security liabilities		1,407	1,707
Borrowings	20	18,611	22,252
Derivative financial instruments	14	127	112
Provisions	19	1,033	1,039
Income tax and MPIT liabilities		287	616
Total current liabilities		41,163	43,600
TOTAL LIABILITIES		147,039	145,499
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		166,113	159,000
The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
. Alejandro G. Elsztain Vice President II acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Income/(Operations)
for the six and three-month periods beginning on July 1 and October 1, 2016 and 2015 and ended December 31, 2016 and 2015
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Six months		Three months
	Note	12.31.16	12.31.15	12.31.16	12.31.15
Income from sales, rentals and services	22	36,831	2,164	18,144	1,195
Costs	23	(25,945)	(972)	(12,678)	(537)
Gross profit		10,886	1,192	5,466	658
Gain from disposal of investment properties	10	105	1,029	86	639
General and administrative expenses	23	(1,831)	(273)	(897)	(142)
Selling expenses	23	(6,749)	(120)	(3,453)	(65)
Other operating results, net	24	(123)	120	(61)	133
Profit from operations		2,288	1,948	1,141	1,223
Share of (loss) / profit of associates and joint ventures	8 and 9	(93)	(398)	(50)	93
Profit before financial results and income tax		2,195	1,550	1,091	1,316
Finance income	25	732	374	344	328
Finance costs	25	(4,868)	(2,138)	(2,744)	(1,804)
Other financial results	25	1,531	(460)	1,269	(312)
Financial results, net	25	(2,605)	(2,224)	(1,131)	(1,788)
Loss before income tax		(410)	(674)	(40)	(472)
Income tax expense	21	334	(236)	388	(124)
(Loss) / Profit for the period from continuing operations		(76)	(910)	348	(596)
Profit from discontinued operations….	30	4,273	-	4,631	-
Profit / (Loss) for the period		4,197	(910)	4,979	(596)

(Loss) / Profit from continuing operations attributable to:
Equity holders of the parent		(265)	(487)	125	(213)
Non-controlling interest		189	(423)	223	(383)

Profit / (Loss) per share attributable to:
Equity holders of the parent		2,067	(487)	2,644	(213)
Non-controlling interest		2,130	(423)	2,335	(383)

Profit / (Loss) per share attributable to equity holders of the parent:
Basic		3.597	(0.847)	4.600	(0.367)
Diluted (i)		3.572	(0.847)	4.568	(0.367)

(Loss) / Profit per share from continuing operations attributable to equity holders of the parent:
Basic	(0.132)	(0.847)	0.605	(0.367)
Diluted (i)	(0.132)	(0.847)	0.601	(0.367)

(i) Due to the loss for the period, there is no diluted effect on this result.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements

. Alejandro G. Elsztain Vice President II acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Comprehensive
Income for the six and three-month periods beginning on July 1, 2016 and 2015 and ended December 31, 2016 and 2015
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Six months		Three months
	12.31.16	12.31.15	12.31.16	12.31.15
Profit / (Loss) for the period	4,197	(910)	4,979	(596)
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	431	1,876	(33)	1,840
Change in the fair value of hedging instruments net of income taxes	(10)	-	(66)	-
Items that may not be reclassified subsequently to profit or loss, net of income tax:
Actuarial (loss) / profit from defined benefit plans	(19)	-	6	-
Other comprehensive income / (loss) for the period	402	1,876	(93)	1,840
Total comprehensive income for the period	4,599	966	4,886	1,244

Total Comprehensive Income/(loss) for the period attributable to:
Equity holders of the parent	2,034	(283)	2,399	(45)
Non-controlling interest	2,565	1,249	2,487	1,289

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

. Alejandro G. Elsztain Vice President II acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the six-month periods ended December 31, 2016 and 2015
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (1)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve (2)	Other reserves (Note 17)	(Accumulated deficit) / Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity

Balance at July 1, 2016	575	4	123	793	16	117	4	726	(1,243)	1,115	12,386	13,501
Profit for the period	-	-	-	-	-	-	-	-	2,067	2,067	2,130	4,197
Other comprehensive (loss) / income for the period	-	-	-	-	-	-	-	(33)	-	(33)	435	402
Total comprehensive (loss) / income for the period	-	-	-	-	-	-	-	(33)	2,067	2,034	2,565	4,599
Incorporated by business combination (Note 4)	-	-	-	-	-	-	-	-	-	-	45	45
Irrevocable Contributions	-	-	-	-	-	-	-	-	-	-	2	2
Appropriation of retained earnings approved by Shareholders’ meeting held as of 10.31.16	-	-	-	-	-	26	(4)	(26)	4	-	-	-
Share of changes in subsidiaries’ equity	-	-	-	-	-	-	-	-	-	-	42	42
Reserve for share-based payments	-	-	-	-	-	-	-	6	-	6	-	6
Capital reduction	-	-	-	-	-	-	-	-	-	-	(1)	(1)
Dividends distribution	-	-	-	-	-	-	-	-	-	-	(157)	(157)
Changes in non-controlling interest	-	-	-	-	-	-	-	(152)	-	(152)	1,189	1,037
Balance at December 31, 2016	575	4	123	793	16	143	-	521	828	3,003	16,071	19,074

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
(1)
Includes Ps. 1 of Inflation adjustment of treasury shares. See Note 24 to the Annual Financial Statements.
(2)
Related to CNV General Resolution N° 609/12. See Note 24 to the Annual Financial Statements.

. Alejandro G. Elsztain Vice President II acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the six-month periods ended December 31, 2016 and 2015
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (1)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve (2)	Other reserves (Note 17)	Retained earnings / (Accumulated deficit)	Subtotal	Non-controlling interest	Total Shareholders’ equity

Balance at July 1, 2015	574	5	123	793	7	117	4	330	521	2,474	396	2,870
Loss for the period	-	-	-	-	-	-	-	-	(487)	(487)	(423)	(910)
Other comprehensive income for the period	-	-	-	-	-	-	-	204	-	204	1,672	1,876
Total comprehensive income / (loss) for the period	-	-	-	-	-	-	-	204	(487)	(283)	1,249	966
Appropriation of retained earnings approved by Shareholders’ meeting held as of 11.26.15	-	-	-	-	-	-	-	520	(520)	-	-	-
Reserve for share-based payments	1	(1)	-	-	6	-	-	4	-	10	-	10
Tender offer to non-controlling shareholders	-	-	-	-	-	-	-	(190)	-	(190)	4	(186)
Currency translation adjustment of interest held before business combination	-	-	-	-	-	-	-	(144)	-	(144)	-	(144)
Additions by business combinations	-	-	-	-	-	-	-	-	-	-	2,235	2,235
Capital reduction	-	-	-	-	-	-	-	-	-	-	(4)	(4)
Changes in non-controlling interest	-	-	-	-	-	-	-	36	-	36	(17)	19
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	-	(17)	(17)
Balance at December 31, 2015	575	4	123	793	13	117	4	760	(486)	1,903	3,846	5,749

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
(1)
Includes Ps. 1 of Inflation adjustment of treasury shares. See Note 24 to the Annual Financial Statements.
(2)
Related to CNV General Resolution N° 609/12. See Note 24 to the Annual Financial Statements.

. Alejandro G. Elsztain Vice President II acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the six-month periods ended December 31, 2016 and 2015
(All amounts in millions of Argentine Pesos, except shares and per share data and except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.16	12.31.15
Operating activities:
Cash generated from continuing operations	16	5,350	1,095
Income tax and MPIT paid		(488)	(495)
Net cash generated by operating activities		4,862	600
Investing activities:
Capital contributions to joint ventures and associates		(76)	(45)
Acquisition of associates and joint ventures		(253)	-
Purchases of investment property		(1,353)	(102)
Proceeds from sale of investment property		171	1,073
Purchases of property, plant and equipment		(1,295)	(10)
Purchases of intangible assets		(209)	-
Purchases of investments in financial assets		(1,582)	(3,486)
Proceeds from sale of investments in financial assets		2,679	2,404
Proceeds from sale of associates and joint ventures		3,619	11
Cash incorporated by business combination, net of cash paid		(46)	9,193
Interest received of financial assets		68	3
Loans granted to related parties		(12)	(1,349)
Dividends received		37	-
Cash generated by discontinued investing activities		408	-
Net cash generated in investing activities		2,156	7,692
Financing activities:
Borrowings		6,560	402
Payment of borrowings		(7,071)	(435)
Capital contributions of non-controlling interest		22	-
Dividends paid		(515)	(59)
Issuance of non-convertible notes		7,089	407
Proceeds from sale of non-controlling interest in subsidiaries		2,428	61
Acquisition of non-controlling interest in subsidiaries		(990)	-
Interest paid		(2,407)	(334)
Capital distribution to non-controlling interest in subsidiaries		(43)	-
Payment of borrowings from joint ventures and associates		(9)	-
Payment related to derivative financial instruments		(90)	(25)
Repurchase of non-convertible notes		-	(135)
Reissuance of non-convertible notes		-	6
Proceeds from derivative financial instruments		69	903
Payment of non-convertible notes		(2,351)	(96)
Cash applied to discontinued financing activities		(515)	-
Net cash generated in financing activities		2,177	695
Net Increase in cash and cash equivalents		9,195	8,987
Cash and cash equivalents at beginning of year	14	13,866	375
Foreign exchange gain on cash and cash equivalents		639	3,670
Cash and cash equivalents at end of period	14	23,700	13,032
The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statement
. Alejandro G. Elsztain Vice President II acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.
The Group’s business and general information

IRSA was founded in 1943, and is engaged in a diversified range of real estate activities in Argentina since 1991.

IRSA and its subsidiaries are collectively referred to hereinafter as “the Group”.

Cresud is our parent company and IFIS Limited our ultimate parent company.

These Financial Statements have been approved for issue by the Board of Directors on February 13, 2017.

The Group has established two Operations Centers, Argentina e Israel, to manage its global business, mainly through the following companies:

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.
The Group’s business and general information (Continued)

In the Operations Center in Israel, IDBD has diverse debts containing certain covenants which have been successively negotiated, resulting in several waivers actually in force. IDBD estimates that if the original covenants of such debts were to become effective again, it would not be able to honor them. Non-compliance could have the effect of creditors requiring immediate repayment of the debt. Yet, there are restrictions as to the payment of dividends based on the indebtedness level in some of IDBD subsidiaries. IDBD has projected future cash flows and expects to have the required liquidity to meet its commitments through the issuance of new debt in Israel, the sale of assets, including Clal, and collect dividends from Clal and others subsidiaries. IDBD could also secure additional financing from the private issuance of equity securities.

On December, 2013, it was published in the Official Gazette of Israel the Promotion of Competition and Reduction of Concentration Law, 5,774-13 (‘the Concentration Law’) which has material implications for IDBD and its subsidiaries, including a potential delisting of IDBD or DIC so as to no longer trade its shares or debentures publicly, or a merger between IDBD and DIC.

All factors mentioned above, mainly (i) IDBD’s current financial position and need of financing to honor its financial debt and other commitments, (ii) the renegotiation underway with financial creditors, and (iii) the term set by Israel’s governmental authorities to sell the equity interest in Clal and the potential effects of such sale, in particular, on its market value, raise significant uncertainties as to IDBD’s capacity to continue as a going-concern. These financial statements do not include the adjustments or reclassifications related to the valuation of IDBD’s assets and liabilities that would be required if IDBD were not able to continue as a going-concern.

The Group is and will continue working to address the uncertainties described above.

The financial position of IDBD and its subsidiaries at the Operations Center in Israel does not affect the financial position of IRSA and its subsidiaries at the Operations Center in Argentina.

IRSA and its subsidiaries are not facing financial constraints and are compliant with their financial commitments. In addition, the commitments and other covenants resulting from IDBD’s debt do not have impact on IRSA since such debt has no recourse against IRSA and it is not granted by IRSA’s assets.

There are no significant uncertainties as to the capacity of the Group, as a whole, to operate as a going-concern perspective, with such uncertainties being limited to the Operations Center in Israel.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.
Summary of significant accounting policies

2.1.
Basis of preparation of the Financial Statements

These Financial Statements have been prepared in accordance with IAS 34 "Interim Financial Reporting", and therefore, should be read together with the Annual Financial Statements of the Group as of June 30, 2016 prepared in accordance with IFRS in force. Furthermore, these Financial Statements include supplementary information required by Law N° 19,550 and/or regulations of the CNV. Such information is included in notes to these Financial Statements according to IFRS.

These Financial Statements corresponding to the six-month periods ended December 31, 2016 and 2015 have not been audited. The management believes they include all necessary adjustments to fairly present the results of each period. The Company’s six-month periods ended December 31, 2016 and 2015 results do not necessarily reflect the proportion of the Group’s full-year results.

IDBD’s fiscal year ends on December 31 each year and the Company’s fiscal year ends on June 30. Furthermore, IDBD’s quarterly and annual reporting follow the guidelines of Israeli standards, which means that the information is only available after the applicable statutory terms in Argentina. Therefore, the Company is not able to include IDBD’s quarterly results in its financial statements to be filed with the CNV within the applicable statutory terms in Argentina. The Company consolidates IDBD’s results of operations with a three-month lag, adjusted by the effects of material transactions that may have taken place during the reported period.

Under IAS 29 “Financial Reporting in Hyperinflationary Economies”, the financial statements of an entity whose functional currency belongs to a hyperinflationary economy, regardless of whether they apply historic cost or current cost methods, should be stated at the current unit of measure as of the date of these Unaudited Condensed Interim Consolidated Financial Statements. For such purpose, in general, inflation is to be computed in non-monetary items from the acquisition or revaluation date, as applicable.  For such purpose, in general, inflation is to be computed in non-monetary items from the acquisition or revaluation date, as applicable. In order to determine whether an economy is to be considered hyperinflationary, the standard lists a set of factors to be taken into account, including an accumulated inflation rate near or above 100% over a three year period.

As of December 31, 2016, it is not possible to compute the accumulated inflation rate for the three year period ending on that date based on the official statistics of the INDEC (Argentina Statistics Office), because in October 2015, the INDEC ceased to compute the Wholesale Domestic Price Index, and started to compute it again as from January 2016.

As of the date of these Unaudited Condensed Interim Consolidated Financial Statements, the Argentine peso does not meet the conditions to be treated as the currency of a hyperinflationary economy, pursuant to the guidelines set forth by IAS 29. Therefore, these financial statements have not been restated in constant currency.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.
Summary of significant accounting policies (Continued)

2.1.
Basis of preparation of the Financial Statements (Continued)

However, over the last years, certain macroeconomic variables affecting the Group’s business, such as payroll costs, input prices and service rates, have experienced significant annual changes. This factor should be taken into consideration in assessing and interpreting the financial situation and results of operations of the Group in these financial statements.

2.2.
Significant accounting policies

The accounting policies applied in the presentation of these Financial Statements are consistent with those applied in the preparation of the Annual Financial Statements under IFRS as described in Note 2 to the Annual Financial Statements as of June 30, 2016.

2.3.
Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

In the preparation of these Financial Statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same applied by the Group in the preparation of the Annual Financial Statements for the year ended June 30, 2016 as described in Note 5 to the annual financial statements.

2.4.
Comparability of information

Balance items as of June 30, 2016 and December 31, 2015 shown in these financial statements for comparative purposes arise from Financial Statements then ended.

As required by IFRS 3, the information of IDBD is included in the financial statements of the Group as from takeover was secured, that is from October 11, 2015, and the prior periods are not modified by this situation. In addition, due to the time lag in getting income data from IDBD as indicated in Note 2.1., income for the six months-period ended on December 31, 2015 does not include the income derived from that subsidiary; therefore, the financial information consolidated as of December 31, 2015 is not comparative.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.
Seasonal effects on operations

Operations Center in Argentina

The operations of the Group’s shopping centers are subject to seasonal effects, which affect the level of sales recorded by lessees. During summer time in Argentina (January and February), the lessees of shopping centers experience the lowest sales levels in comparison with the winter holidays (July) and Christmas and year-end holidays celebrated in December, when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping mall sales. Sale discounts at the end of each season also affect the business. As a consequence, for shopping center operations, a higher level of business activity is expected in the period ranging between July and December, compared to the period between January and June.

Operations Center in Israel

The operations of the Shufersal supermarket chain are subject to fluctuations of quarterly sales and income due to the increase in activity during religious holidays in different quarters throughout the year. For instance, in Pesaj (Passover) between March and April, and the Jewish New Year, sometime between September and October each year.

The results of operations of Cellcom and IDBD Tourism are also usually affected by seasonality in summer months in Israel and by the Jewish New Year, given a higher consumption due to internal and external tourism.

4.
Acquisition and dispositions

Below are detailed the significant acquisitions and disposals for the six-month period ended December 30, 2016. The significant acquisitions and disposals for the fiscal year ended June 30, 2016, are detailed in Note 3 to the Annual Financial Statements at that date.

A.
Sale of Adama

On July 17, 2016 DIC had informed to market that it had accepted the offer by ChemChina for the acquisition of 40% of Adama’s shares which were held by Koor, a company indirectly controlled by IDBD through DIC. On August 2016, Koor and a subsidiary of ChemChina executed the corresponding agreement. The price of the transaction included a payment in cash of US$ 230 plus the total repayment of the non-recourse loan and its interests, which had been granted to Koor by a Chinese bank. Completion of the sale transaction was subject to several previous conditions, the most important of which referred to obtaining the regulatory authorizations in China, the approval of the antitrust authorities and the Chinese bank that granted the non-recourse loan as part of the loan assignment agreement. On November 22, 2016, the sale transaction was finalized and Koor received cash in the amount of US$ 230 million. The interest of the Company in the results of Adama and the financing results related to the hybrid financial instrument were classified as discontinued operations in the Group’s Consolidated Statements of Income as from July 17, 2016 on a retroactive basis (Note 30).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.
Acquisition and dispositions (Continued)

B.
Acquisition of equity interest in EHSA

On July 2016, the Group through IRSA Propiedades Comerciales acquired a 20% shareholding in EHSA, a company of which it already owned 50%, and 1.25% of Entretenimiento Universal S.A. ("ENUSA"). The acquisition has been priced at Ps. 53 million. As a result, the Group now holds 70% of the share capital and voting stock of EHSA. In addition, EHSA holds, both directly and indirectly, 100% of the shares of OGDEN Argentina S.A. (“OASA”) and 95% of the shares of ENUSA. Furthermore, OASA holds 50% of the voting stock of La Rural S.A. (“LRSA”), a company that holds the rights to commercially operate the emblematic "Predio Ferial de Palermo" in the Autonomous City of Buenos Aires, where the Sociedad Rural Argentina (“SRA”) holds the remaining 50%.

The Group is analyzing the allocation of the price paid through various net assets acquired; therefore, the information presented below is preliminary and subject to changes. The following chart shows the consideration, the fair value of the acquired assets, the assumed liabilities and the non-controlling interest as of the acquisition date.
Jul-2016
Fair value of identifiable assets and assumed liabilities:
Investments in joint ventures	123
Trade and other receivables	88
Borrowings	(45)
Deferred income tax	(7)
Income tax and MPIT liabilities	(1)
Trade and other payables	(13)
Provisions	(2)
Cash and cash equivalents acquired	7
Total net identifiable assets	150
Non-controlling interest	(45)
Goodwill	23
Total	128
Fair value of the interest held before the business combination	(75)
Total consideration	53

C.
Share-holding increase in Shufersal

On September 12, 2016, the Group through DIC, acquired 9,097,127 of Shufersal’s shares, so that the company’s equity interest in Shufersal’s share capital increased from approximately 53.89% to around 58.17%. Additionally, on December 12, 2016 DIC also acquired 5.3 million of Shufersal’s shares for an amount of NIS 75 million (equivalent to Ps. 297 million), so that the company’s equity interest increased to approximately 60.67%.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.
Acquisition and dispositions (Continued)

D.
Acquisition of DIC shares

On September 23, 2016 Tyrus acquired from IDBD 8,888,888 of DIC’s shares for a total amount of NIS 100 million (equivalent to Ps. 401 million), which represent 8.8% of the Company’s outstanding shares. As a result of this transaction, the equity interest of the Group in DIC has increased by 3.28% without actual cash movements in the financial statements.

E.
Partial sale of equity interest in PBC

DIC sold 12% of its equity interest in PBC for a total consideration of NIS 217 million (equivalent to Ps. 810 million); as a result, DIC’s interest in PBC has declined to around 64.4%.

F.
Partial sale of equity interest in Gav Yam

On December 5, 2016, PBC sold 280,873 shares of its subsidiary Gav-Yam Land Corporation Ltd. for an amount of NIS 391 million (equivalent to Ps. 1,616). As a result of this transaction, the equity interest of the Company has decreased from 69.06% to 55.06%.

G.
Negotiations between Israir and Sun Dor

On December 31, 2016 IDB Tourism was at an advanced stage of negotiations with Sun D’or International Airlines Ltd. (“Sun D’or”), a subsidiary of El Al Israel Airlines Ltd. (“EI AI”), which consists of:

●
Israir would sell the aircrafts it owns through a purchase and lease agreement for an estimated value of US$ 70 million;
●
Following the sale of aircraft units, IDB Tourism would receive US$ 45 million plus 25% of Sun D’Or’s shares, with El Al retaining a 75% equity interest in such company;
●
The parties would enter into a shareholder agreement that would give El Al a call option (and a sale option to IDB Tourism) for the acquisition of Sun D’Or’s shares in accordance with a price and terms that would be established in due course.

As a consequence of this process, the Group’s financial statements as of December 31, 2016 record the investment in Israir as assets and liabilities held for sale, and a loss of nearly NIS 56 million (equivalent to Ps. 231), as a result of measuring these net assets at the estimated recoverable value.

It should be noted that as of the date of these financial statements the parties have not signed a memorandum of understanding and/or binding agreement regarding the transaction scheme and/ or the transaction terms; and that should the transaction take place, it will be subject to the legally required approvals, including the approval from the Antitrust Commissioner. If an agreement is reach, the transaction is expected to be finalized by the end of 2017.

5.
Financial risk management and fair value estimates

5.1.
Financial risk

The Group's activities expose it to a variety of financial risks: market risk (including foreign currency risk, interest rate risk, indexing risk due to specific clauses and other price risk), credit risk, liquidity risk and capital risk. Within the Group, risk management functions are conducted in relation to financial risks associated to financial instruments to which the Group is exposed during a certain period or as of a specific date.

Given the diversity of characteristics corresponding to the business conducted in its operations centers, the Group has decentralized the risk management policies geographically based on its two operations centers in order to identify and properly analyze the various types of risks to which each of the subsidiaries is exposed.

These Financial Statements do not include all the information and disclosures on financial risk management; therefore they should be read along with Note 4 to the Annual Financial Statements as of June 30, 2016. There have been no changes in the risk management or risk management policies applied by the Group since year end.

5.2.
Fair value estimates

Since June 30, 2016 there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets or liabilities (either measured at fair value or amortized cost). Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the Group’s financial instruments.

6.
Segment information

As explained in Note 6 to the Annual Consolidated Financial Statements, since the Group obtained control over IDBD, the financial and net worth performance is reported separately in two centers of operations. Within the Operations Center in Argentina, there have been no changes in the business segments or the financial reporting criteria thereof. In the Operations Center in Israel, and as reported in Note 4 to these financial statements, the Group stopped including Agrochemicals as a reportable segment, following the sale of Adama.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.
Segment information (Continued)

Below is a summarized analysis of the lines of business of the Group for the six-month periods ended December 31, 2016 and 2015:

	December 31, 2016
	Operations Center in Argentina	Operations Center in Israel	Total
Revenues	2,085	34,021	36,106
Costs	(496)	(24,700)	(25,196)
Gross profit	1,589	9,321	10,910
Gain from disposal of investment property	86	19	105
General and administrative expenses	(337)	(1,500)	(1,837)
Selling expenses	(185)	(6,566)	(6,751)
Other operating results, net	(17)	(99)	(116)
Profit from operations	1,136	1,175	2,311
Share of loss of joint ventures and associates	(92)	(6)	(98)
Segment profit	1,044	1,169	2,213
Reportable assets	5,019	152,446	157,465
Reportable liabilities	-	(132,518)	(132,518)
Net reportable assets	5,019	19,928	24,947

	December 31, 2015
	Operations Center in Argentina	Operations Center in Israel	Total
Revenues	1,587	-	1,587
Costs	(382)	-	(382)
Gross profit	1,205	-	1,205
Gain from disposal of investment property	1,029	-	1,029
General and administrative expenses	(277)	-	(277)
Selling expenses	(121)	-	(121)
Other operating results, net	123	-	123
Profit from operations	1,959	-	1,959
Share of loss of joint ventures and associates	(404)	-	(404)
Segment profit	1,555	-	1,555
Reportable assets	5,214	123,597	128,811
Reportable liabilities	-	(110,054)	(110,054)
Net reportable assets	5,214	13,543	18,757

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.
Segment information (Continued)

Below is a summarized analysis of the lines of business of Group’s Operations Center in Argentina for the period ended December 31, 2016:

	December 31, 2016
	Operations Center in Argentina
	Shopping Centers	Offices and others	Sales and developments	Hotels	International	Financial operations and others	Total
Revenues	1,494	217	1	373	-	-	2,085
Costs	(221)	(27)	(14)	(234)	-	-	(496)
Gross profit / (loss)	1,273	190	(13)	139	-	-	1,589
Gain from disposal of investment property	-	-	86	-	-	-	86
General and administrative expenses	(123)	(31)	(75)	(66)	(42)	-	(337)
Selling expenses	(93)	(25)	(19)	(46)	-	(2)	(185)
Other operating results, net	(24)	46	(28)	-	(9)	(2)	(17)
Profit / (Loss) from operations	1,033	180	(49)	27	(51)	(4)	1,136
Share of profit / (loss) of joint ventures and associates	-	16	7	-	(159)	44	(92)
Segment profit / (loss)	1,033	196	(42)	27	(210)	40	1,044

Investment properties	2,261	964	260	-	-	-	3,485
Property, plant and equipment	48	22	3	153	2	-	228
Trading properties	-	-	278	-	-	-	278
Goodwill	1	29	-	-	-	-	30
Right to receive future units under barter agreements	9	-	29	-	-	-	38
Inventories	24	-	-	10	-	-	34
Investment in joint ventures and associates	-	130	69	-	(1,041)	1,768	926
Operating assets	2,343	1,145	639	163	(1,039)	1,768	5,019

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.
Segment information (Continued)

Below is a summarized analysis of the lines of business of Group’s Operations Center in Argentina for the period ended December 31, 2015:

	December 31, 2015
	Operations Center in Argentina
	Shopping Centers	Offices and others	Sales and developments	Hotels	International	Financial operations and others	Total
Revenues	1,193	145	5	244	-	-	1,587
Costs	(176)	(26)	(10)	(170)	-	-	(382)
Gross profit / (loss)	1,017	119	(5)	74	-	-	1,205
Gain from disposal of investment property	-	-	1,029	-	-	-	1,029
General and administrative expenses	(81)	(16)	(72)	(49)	(59)	-	(277)
Selling expenses	(64)	(18)	(10)	(29)	-	-	(121)
Other operating results, net	(18)	(1)	(5)	(1)	146	2	123
Profit / (Loss) from operations	854	84	937	(5)	87	2	1,959
Share of profit / (loss) of joint ventures and associates	-	8	6	-	(579)	161	(404)
Segment profit / (loss)	854	92	943	(5)	(492)	163	1,555

Investment properties	2,347	861	321	-	-	-	3,529
Property, plant and equipment	47	20	1	161	2	-	231
Trading properties	-	-	179	-	-	-	179
Goodwill	7	4	-	-	-	-	11
Right to receive future units under barter agreements	9	-	81	-	-	-	90
Inventories	16	-	1	8	-	-	25
Investments in joint ventures and associates	-	24	62	-	(521)	1,584	1,149
Operating assets	2,426	909	645	169	(519)	1,584	5,214

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.
Segment information (Continued)

Below is a summarized analysis of the lines of business of Group’s Operations Center in Israel for the period ended December 31, 2016:

	Real Estate	Supermarkets	Telecommunications	Insurances	Others	Total
Revenues	2,484	23,476	7,863	-	198	34,021
Costs	(1,700)	(17,544)	(5,356)	-	(100)	(24,700)
Gross profit	784	5,932	2,507	-	98	9,321
Gain from disposal of investment property	-	-	-	-	19	19
General and administrative expenses	(130)	(302)	(761)	-	(307)	(1,500)
Selling expenses	(47)	(4,811)	(1,679)	-	(29)	(6,566)
Other operating results, net	-	(31)	(19)	-	(49)	(99)
Profit / (Loss) from operations	607	788	48	-	(268)	1,175
Share of (loss) / profit of joint ventures and associates	(114)	-	-	-	108	(6)
Segment profit / (loss)	493	788	48	-	(160)	1,169

Operating assets	62,361	32,467	28,415	6,143	23,060	152,446
Operating liabilities	(51,209)	(25,944)	(22,529)	-	(32,836)	(132,518)
Operating assets (liabilities), net	11,152	6,523	5,886	6,143	(9,776)	19,928

Below is a summarized analysis of the lines of business of Group’s operations center in Israel for the period ended December 31, 2015:

	Real Estate	Supermarkets	Telecommunications	Insurances	Others	Total

Operating assets	50,475	24,706	20,816	4,845	22,755	123,597
Operating liabilities	(40,701)	(21,048)	(16,893)	-	(31,412)	(110,054)
Operating assets (liabilities), net	9,774	3,658	3,923	4,845	(8,657)	13,543

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.
Segment information (Continued)

The following tables present a reconciliation between the total profit from operations as per segment information and the profit from operations as per the Statements of Income. The adjustments relate to the presentation of the results of joint ventures from the Operations Center in Argentina accounted for under the equity method under IFRS and the non-elimination of the inter-segment transactions.

	December 31, 2016
	Total as per segment information	Adjustment for share of profit / (loss) of joint ventures	Expenses and collective promotion funds	Adjustment to income for elimination of inter-segment transactions	Total as per Statement of income
Revenues	36,106	(18)	745	(2)	36,831
Costs	(25,196)	10	(759)	-	(25,945)
Gross profit / (loss)	10,910	(8)	(14)	(2)	10,886
Gain from disposal of investment property	105	-	-	-	105
General and administrative expenses	(1,837)	2	-	4	(1,831)
Selling expenses	(6,751)	2	-	-	(6,749)
Other operating results, net	(116)	(5)	-	(2)	(123)
Profit / (Loss) from operations	2,311	(9)	(14)	-	2,288
Share of (loss) / profit of joint ventures and associates	(98)	5	-	-	(93)
Profit / (Loss) before financing and taxation	2,213	(4)	(14)	-	2,195

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.
Segment information (Continued)

	December 31, 2015
	Total as per segment information	Adjustment for share of profit / (loss) of joint ventures	Expenses and collective promotion funds	Adjustment to income for elimination of inter-segment transactions	Total as per Statements of Income
Revenues	1,587	(15)	594	(2)	2,164
Costs	(382)	9	(602)	3	(972)
Gross profit / (loss)	1,205	(6)	(8)	1	1,192
Gain from disposal of investment property	1,029	-	-	-	1,029
General and administrative expenses	(277)	1	-	3	(273)
Selling expenses	(121)	1	-	-	(120)
Other operating results, net	123	1	-	(4)	120
Profit / (loss) from operations	1,959	(3)	(8)	-	1,948
Share of (loss) / profit of joint ventures and associates	(404)	6	-	-	(398)
Profit / (Loss) before financing and taxation	1,555	3	(8)	-	1,550

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.
Segment information (Continued)

The following tables present a reconciliation between total assets and liabilities as per segment information of Operations Centers in Argentina and Israel and total assets as per the statement of financial position.

	December 31, 2016			December 31, 2015
	Operations Center in Argentina	Operations Center in Israel	Total	Operations Center in Argentina	Operations Center in Israel	Total
Total assets based on segment information	5,019	152,446	157,465	5,214	123,597	128,811
Proportionate share in assets per segment of joint ventures (3)	(148)	-	(148)	(119)	-	(119)
Discontinued operations	-	-	-	-	9,981	9,981
Fair value adjustments as result of business combination	-	-	-	-	(11,309)	(11,309)
Investment in joint ventures (1)	175	-	175	172	-	172
Other non-reportable assets (2)	8,621	-	8,621	6,384	-	6,384
Total assets as per Statements of Financial Position	13,667	152,446	166,113	11,651	122,269	133,920

(1)
Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.
(2)
Includes deferred income tax asset, income tax and MPIT credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for right to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of Ps. 1,048 and Ps. 582, as of December 31, 2016 and 2015, respectively.
(3)
Below is a detail of the proportionate share in assets by segment of joint ventures of the Operations Center in Argentina, included in the segment information:

	December 31, 2016	December 31, 2015
Investment properties	141	112
Property, plant and equipment	1	1
Trading properties	5	1
Goodwill	1	5
Total proportionate share in assets per segment of joint ventures	148	119

	December 31, 2016			December 31, 2015
	Operations Center in Argentina	Operations Center in Israel	Total	Operations Center in Argentina	Operations Center in Israel	Total
Total liabilities based on segment information	-	132,518	132,518	-	110,054	110,054
Plus:
Discontinued operations	-	-	-	-	10,024	10,024
Fair value adjustments as result of business combination	-	-	-	-	(3,069)	(3,069)
Other non-reportable liabilities	14,521	-	14,521	11,162	-	11,162
Total liabilities as per statement of financial position	14,521	132,518	147,039	11,162	117,009	128,171

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

7.
Information about the main subsidiaries

The Group conducts its business through several operating and holding subsidiaries. The Group considers that the subsidiaries below are the ones with non-controlling interests material to the Group.

	At December 31, 2016							Period ended December 31, 2016
	Non-controlling shareholders’ interest %	Current assets	Non-current assets	Current liabilities	Non- current liabilities	Net assets	Book Value of non- controlling interests	Revenues	Net (loss)/ income	Other comprehensive (loss) / income	Total comprehensive(loss) / Income	(Loss) / Profit attributable to non-controlling interest	Other comprehensive Profit / (loss) attributable to non-controlling interest	Cash of Operating activities	Cash of Investing activities	Cash of financial activities	Net (decrease) / increase in cash and cash equivalents	Dividends distribution to non-controlling shareholders

Elron (1)	49.68%	1,708	1,103	131	33	2,647	1,985	-	(224)	(3)	(227)	(171)	144	(111)	226	(200)	(85)	106
PBC (1)	35.56%	8,836	53,084	7,496	43,713	10,711	8,194	2,500	(242)	(43)	(285)	(45)	190	1,197	(918)	785	1,064	-
Cellcom (1)	57.74%	11,295	16,025	7,659	14,869	4,792	3,431	7,741	(89)	4	(85)	(70)	(9)	1,391	(699)	605	1,297	-
Shufersal (1)	41.83%	11,912	19,771	14,212	11,732	5,739	3,505	23,427	386	(19)	367	249	(4)	1,947	(1,210)	(427)	310	-

	At June 30, 2016							Period ended December 31, 2015
	Non-controlling shareholders’ interest %	Current assets	Non-current assets	Current liabilities	Non- current liabilities	Net assets	Book Value of non- controlling interests	Revenues	Net loss	Other comprehensive loss	Total comprehensiveloss	Loss attributable to non-controlling interest	Other comprehensive loss attributable to non-controlling interest	Cash of Operating activities	Cash of Investing activities	Cash of financial activities	Net Increase / (decrease) in cash and cash equivalents	Dividends distribution to non-controlling shareholders
Elron (1)	49.68%	2,145	922	82	31	2,954	2,522	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
PBC (1)	23.55%	10,435	47,546	9,925	37,567	10,489	8,419	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Cellcom (1)	58.23%	9,368	16,113	7,629	13,210	4,642	3,795	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Shufersal (1)	47.05%	9,929	18,764	13,202	10,411	5,080	3,596	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
DFL	N/A	N/A	N/A	N/A	N/A	N/A	N/A	-	(1,273)	(336)	(1,609)	(79)	(29)	-	-	-	-	-

N/A: Not applicable. Not considered a significant non-controlling interest.
(1)
Corresponds to the Group's indirect interest. The percentage of the non-controlling interest represents the equity interest which is not owned by DIC.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

7.
Information about principal subsidiaries (Continued)

Restrictions, commitments and other relevant issues

Cellcom

As mentioned in Note 7 to the annual financial statements as of June 30, 2016, Cellcom was in dispute with Golan. In January 2017, Golan was acquired by Electra and signed an agreement with Cellcom regarding the use of its network and hosting services. Additionally, Cellcom agreed to provide Golan, on the completion date of the acquisition agreement by Electra, a loan for NIS 130 million for a term of 10 years, which shall be repaid in 6 semiannual installments starting on the eight anniversary of the execution of the agreement. The loan will be backed by several assets of Golan. It should be noted that the performance of the agreement is being hindered by interested third parties.

Analysis of the impact of the Concentration Law

As mentioned in Note 7 to the annual financial statements as of June, 30, 2016, IDBD is analyzing the implications of the Concentration Law. As of the date of these Unaudited Condensed Interim Consolidated Financial Statements, IDBD continues on this analysis process.

PBC and consulting agreement with Rock Real

In November 2009, PBC’s audit committee and board of directors approved the agreement with Rock Real whereby the latter would look for and propose to PBC the acquisition of commercial properties outside Israel, in addition to assisting in the negotiations and management of such properties. In return, Rock Real would receive 12% of the net income generated by the acquired property. Pursuant to appendix 16 of the Israel Commercial Act 5759-1999, the agreement must be ratified by the Audit Committee before the third year after the effective date; otherwise, it expires. The agreement has not been ratified by the audit committee within such three-year term, so in January 2017 PBC issued a statement that hinted at the expiration of the agreement and informed that it would begin negotiations to reduce the debt that currently amounts to NIS 155 million (or Ps. 640 million).

Dolphin arbitration process

As mentioned in Note 3 to the annual financial statements there is an arbitration process going on between Dolphin and ETH in relation to certain issues connected to the control obtainment of IDBD. As of the date of these financial statements, there is no news in relation to the case and the proceeding is pending.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

8.
Investments in joint ventures

Evolution of Group´s investments in joint ventures for the six-month period ended December 31, 2016 and for the fiscal year ended June 30, 2016 was as follows:
	December 31, 2016	June 30, 2016
Beginning of the period / year	1,944	190
Decrease for control obtainment (Note 4)	(31)	-
Joint ventures incorporated by business combination (Note 4)	123	960
Capital contributions	104	77
Share in (loss) / profit	(48)	140
Currency translation adjustment	84	594
Cash dividends (i)	(35)	(17)
End of the period / year	2,141	1,944

(i)
During the period ended December 31, 2016, Ps. 19 correspond to Manaman, Ps. 9 to La Rural S.A. and Ps. 7 to Cyrsa S.A.. During the fiscal year ended June 30, 2016, Ps. 7 correspond to Cyrsa, Ps. 4 to NPSF and Ps. 6 to Manaman.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

8.
Investments in joint ventures (Continued)

The table below lists the Group’s investments and the values of the Group's investments in joint ventures for the period ended December 31, 2016 and for the fiscal year ended June 30, 2016, as well as the participation of the Group in the comprehensive income of these companies for the six-month periods ended December 31, 2016 and 2015:

				Value of Group's interest in equity		Group's interest in comprehensive income (loss)		% of ownership interest held		Last financial statements issued
Name of the entity	Place of business / Country of incorporation	Main activity	Common shares 1 vote	12.31.16	06.30.16	12.31.16	12.31.15	12.31.16	06.30.16	Common stock (nominal value)	(Loss) / Profit for the period	Shareholders’ Equity
Quality	Argentina	Real estate	76,814,342	67	69	(3)	(3)	50%	50%	158	(5)	133
Cyrsa	Argentina	Real estate	8,748,269	12	18	2	5	50%	50%	17	3	24
La Rural	Argentina	Organization of events	714,498	130	-	(1)	-	50%	n/a	1	31	5
Puerto Retiro (1)	Argentina	Real estate	23,067,250	51	47	16	(1)	50%	50%	46	(2)	38
Mehadrin	Israel	Agriculture	1,509,889	960	985	(25)	-	45.41%	45.41%	(*) 3	(*) 26	(*) 462
Other joint ventures	(2)	n/a	n/a	921	825	47	12	n/a	n/a	n/a	n/a	n/a
				2,141	1,944	36	13

(1)
Puerto Retiro owns a land reserve. As mentioned in Note 7 to the annual financial statements as of June 30, 2016, Puerto Retiro has been notified that a petition for bankruptcy has been filed against it. As of the date of these financial statements, there is no news in relation to the case.
(2)
Represent other joint venture business that are not significant individually.
(*)
Amounts in millions of NIS.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

9.
Investments in associates

Changes in the Group’s investments in associates for the six-month period ended December 31, 2016 and for the year ended June 30, 2016 were as follows:

	December 31, 2016	June 30, 2016
Beginning of the period / year	13,454	2,620
Acquisition / Increase in equity interest in associates	273	158
Unrealized loss on investments at fair value	-	(564)
Decrease for control obtainment	-	(1,047)
Associates incorporated by business combination	-	8,308
Capital contributions	57	180
Share in (loss) / profit	(45)	286
Currency translation adjustment	226	4,193
Cash dividends (ii)	(35)	(515)
Sale of equity interest in associates	-	(4)
Reclassification to held for sale (Note 4)	(11,473)	-
Hedging instruments	56	(93)
Defined benefit plans	(7)	(10)
Impairment	-	(58)
End of the period / year (i)	2,506	13,454

(i)
Includes Ps. (1,048) and Ps. (838) reflecting interests in companies with negative equity as of December 31, 2016 and June 30, 2016, respectively, which are disclosed in “Provisions” (see Note 19).
(ii)
During the period ended December 31, 2016 the balance corresponds Ps. 4 to Emco, Ps. 28 to Aviaresp AG and Ps. 3 to Millenium. During the fiscal year ended June 30, 2016 the balance corresponds Ps. 10 to Millenium, Ps. 495 to Adama and Ps. 10 to Emco.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

9.
Investments in associates (continued)

The table below lists the Group’s investments, values of interests and interest in comprehensive income of associates for the period ended December 31, 2016 and for the fiscal year ended June 30, 2016, as well as Group's interest in comprehensive income of these companies for the six-month periods ended December 31, 2016 and 2015; except otherwise indicated below:

				Value of Group's interest in equity		Group's interest in comprehensive income (loss)		% of ownership interest held		Last financial statements issued
Name of the entity	Place of business / Country of incorporation	Main activity	Common shares 1 vote	12.31.16	06.30.16	12.31.16	12.31.15	12.31.16	06.30.16	Common stock (nominal value)	Profit / (loss) for the period	Shareholder’ Equity

Tarshop	Argentina	Consumer financing	48,759,288	78	72	5	(12)	20%	20%	244	92	469
New Lipstick	U.S.A.	Real estate	N/A	(968)	(793)	(174)	(252)	49.73%	49.73%	N/A	(*) (16)	(*) (151)
BHSA	Argentina	Financial	448,689,072	1,647	1,609	38	172	29.91%	29.91%	1,500	178	5,412
BACS (1)	Argentina	Financial	7,812,500	43	21	1	3	12.5%	6.4%	63	12	341
IDBD	Israel	Investment	N/A	-	-	-	3,202	N/A	49.00%	n/a	n/a	n/a
Condor	U.S.A.	Hotel	1,261,723	(79)	(45)	(35)	75	25.45%	25.53%	(*) 49	(*) 9	(*) 34
Adama	Israel	Agrochemical	-	-	10,847	-	-	-	40.00%	n/a	n/a	n/a
PBEL	India	Real estate	450,000	682	864	48	-	45.40%	45.40%	(**) 1	(**) (29)	(**) (523)
Other associates	n/a	n/a	n/a	1,103	879	298	6	n/a	n/a	n/a	n/a	n/a
				2,506	13,454	181	3,194

(1)
On August 24, 2016, the BCRA approved the sale of BACS’ shares, representing 6.125% which had been subscribed by Tyrus. As a result, as of December 31 the Group’s equity interest in BACS amounts to 12.5% while BHSA holds the remaining 87.5%. Following the reported fiscal year, on February 7, 2017, the BCRA approved the conversion of ONC mentioned in Note 3 to the annual financial statements, increasing IRSA’s equity in BACS to 33.364%.
(*) Amounts in millions of US dollars.
(**) Amounts in millions of NIS.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

10.
Investment properties

Changes in the Group’s investment properties for the six-month period ended December 31, 2016 and for the year ended June 30, 2016 were as follows:

	Period ended December 31, 2016				Fiscal year ended June 30, 2016
	Rental properties (ii)	Undeveloped parcels of land	Properties under development (iii)	Total	Total
Beginning of the period / year:
Costs	45,848	2,432	3,978	52,258	5,257
Accumulated depreciation	(2,378)	(8)	-	(2,386)	(1,767)
Net book amount	43,470	2,424	3,978	49,872	3,490
Changes of the period / year
Assets incorporated by business combination	-	-	-	-	29,586
Additions	806	15	871	1,692	1,190
Transfers	1,109	(224)	(885)	-	-
Reclassification to/from property, plant and equipment	(3)	-	-	(3)	70
Reclassification to trading properties	-	-	-	-	(71)
Disposals	(414)	-	-	(414)	(267)
Currency translation adjustment	2,107	90	134	2,331	16,754
Impairment	-	-	-	-	(339)
Depreciation charges (i)	(528)	(8)	-	(536)	(541)
Closing net book amount	46,547	2,297	4,098	52,942	49,872
End of the period / year:
Costs	49,503	2,313	4,098	55,914	52,258
Accumulated depreciation	(2,956)	(16)	-	(2,972)	(2,386)
Net book amount	46,547	2,297	4,098	52,942	49,872

(i)
Depreciation charges of investment property were included in “Costs” in the statement of income (Note 23).

(ii)
Includes Distrito Arcos; there have been no news on the judicial proceedings mentioned in the annual financial statements.

(iii)
Includes Catalinas Tower; on November 16, 2016, IRSA entered into an agreement with DyCASA S.A., which began the works on November 29, 2016, they are expected to be completed by May, 2019.

The following amounts have been recognized in the statement of income:

	December 31, 2016	December 31, 2015
Rental and services income	4,242	1,920
Direct operating expenses	(1,890)	(795)
Development expenses	(822)	(7)
Gain from disposal of investment property	105	1,029

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

11.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the six-month period ended December 31, 2016 and for the year ended June 30, 2016 were as follows:

	Period ended December 31, 2016					Fiscal year ended June 30, 2016
	Buildings and facilities	Machinery and equipment	Communication networks	Others (i)	Total	Total
Beginning of the period / year:
Costs	13,891	3,203	5,974	2,776	25,844	630
Accumulated depreciation	(612)	(390)	(564)	(223)	(1,789)	(387)
Net book amount	13,279	2,813	5,410	2,553	24,055	243
Changes of the period / year
Assets incorporated by business combination	-	-	-	-	-	15,104
Additions	331	324	385	255	1,295	1,172
Disposals	-	(12)	(11)	(206)	(229)	-
Reclassification to assets held for sale	(12)	-	-	(1,532)	(1,544)	-
Impairment	-	-	-	-	-	(13)
Currency translation adjustment	651	143	260	108	1,162	8,784
Reclassification from / to investment property	3	-	-	-	3	(70)
Depreciation charges (ii)	(297)	(275)	(529)	(216)	(1,317)	(1,165)
Closing net book amount	13,955	2,993	5,515	962	23,425	24,055
End of the period / year:
Costs	14,899	3,731	6,671	1,303	26,604	25,844
Accumulated depreciation	(944)	(738)	(1,156)	(341)	(3,179)	(1,789)
Net book amount	13,955	2,993	5,515	962	23,425	24,055

(i)
Includes furniture and fixtures, vehicles and aircrafts (See Note 4 G).
(ii)
Depreciation charges of property, plant and equipment were included in “Costs”, “General and administrative expenses” and "Selling expenses” in the Statements of Income/(Operations) (Note 23).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

12.
Trading properties

Changes in the Group’s trading properties for the six-month period ended December 31, 2016 and for the year ended June 30, 2016 were as follows:

	Period ended December 31, 2016				Fiscal year ended June 30, 2016
	Completed properties	Properties under development	Undeveloped sites	Total	Total
Beginning of the period / year	236	3,307	1,169	4,712	131
Additions	1	424	26	451	354
Assets incorporated by business combination	-	-	-	-	2,656
Currency translation adjustment	40	149	32	221	1,652
Transfers	1,100	(695)	(405)	-	-
Reclassification from investment property	-	-	-	-	71
Disposals	(153)	(682)	-	(835)	(152)
End of the period / year	1,224	2,503	822	4,549	4,712

	December 31, 2016	June 30, 2016
Non-current	3,744	4,471
Current	805	241
Total	4,549	4,712

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

13.
Intangible assets

Changes in the Group’s intangible assets for the six-month period ended December 31, 2016 and for the year ended June 30, 2016 were as follows:

	Period ended December 31, 2016							Fiscal year ended June 30, 2016
	Goodwill	Trademarks	Licenses	Customer relations	Information systems and software	Contracts and others (ii) (iii)	Total	Total
Beginning of the period / year:
Costs	2,214	3,378	817	3,923	1,189	1,458	12,979	148
Accumulated amortization	-	(23)	(58)	(704)	(241)	(190)	(1,216)	(21)
Net book amount	2,214	3,355	759	3,219	948	1,268	11,763	127
Changes of the period / year
Additions	-	-	-	-	273	-	273	134
Disposals	-	-	-	-	-	(52)	(52)	-
Reclassification to assets held for sale	-	(41)	-	(90)	(12)	(45)	(188)	-
Assets incorporated by business combination (Note 4)	23	-	-		-	-	23	7,994
Currency translation adjustment	109	154	33	136	48	43	523	4,496
Amortization charges (i)	-	(282)	(61)	(331)	(200)	(174)	(1,048)	(988)
Closing net book amount	2,346	3,186	731	2,934	1,057	1,040	11,294	11,763
End of the period / year:
Costs	2,346	3,505	858	4,033	1,522	1,423	13,687	12,979
Accumulated amortization	-	(319)	(127)	(1,099)	(465)	(383)	(2,393)	(1,216)
Net book amount	2,346	3,186	731	2,934	1,057	1,040	11,294	11,763

(i)
Amortization charges of intangible assets are included in “General and administrative expenses” in the Statements of Income/(Operations) (Note 23). There are no impairment charges for any of the years / periods presented.
(ii)
Includes "Rights of use". Corresponds to Distrito Arcos
(iii)
Includes "Right to receive future units under barter agreements". Corresponds to receivables in kind representing the right to receive residential apartments in the future by way of barter agreements. Caballito: On June 29, 2011, the Group and TGLT entered into a barter agreement in the amount of US$ 12.8. In 2013, a neighborhood association secured a preliminary injunction which suspended the works to be carried out by TGLT in the property and started a claim against GCBA and TGLT. As a consequence of the unfavorable rulings rendered by lower courts and appellate courts in the cited proceeding, the Group and TGLT reached a settlement agreement dated December 30 2016, whereby they agree to provide a deed for the revocation of the barter agreement, after TGLT resolves certain issues. Consequently, the Group has decided to deregister the intangible asset related to this transaction, thus recognizing a loss of Ps. 27.7.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.
Financial instruments by category

The note shows the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line item in the statements of financial position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information, related to fair value hierarchy see Note 14 to the annual financial statements as of June 30, 2016. Financial assets and financial liabilities as of December 31, 2016 are as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
December 31, 2016
Assets as per statement of financial position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	14,537	-	-	1,912	16,449	2,456	18,905
Investments in financial assets:
- Public companies’ securities	-	1,334	94	677	2,105	-	2,105
- Private companies’ securities	-	-	-	842	842	-	842
- Deposits	1,250	16	-	-	1,266	-	1,266
- Mutual funds	-	2,427	-	-	2,427	-	2,427
- Bonds	137	3,871	-	-	4,008	-	4,008
- Others	-	698	-	-	698	-	698
Derivative financial instruments:
- Foreign-currency future contracts	-	12	6	-	18	-	18
- Swaps	-	8	-	-	8	-	8
Restricted assets	954	-	-	-	954	-	954
Financial assets held for sale:
- Clal	-	6,143	-	-	6,143	-	6,143
Cash and cash equivalents:
- Cash at bank and on hand	10,638	-	-	-	10,638	-	10,638
- Short term investments	11,838	1,224	-	-	13,062	-	13,062
Total assets	39,354	15,733	100	3,431	58,618	2,456	61,074
	Financial liabilities at amortized cost (i)	Financial liabilities at fair value			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
December 31, 2016
Liabilities as per statement of financial position
Trade and other payables	16,545	-	-	-	16,545	4,006	20,551
Borrowings (excluding finance leases)	111,659	-	-	-	111,659	-	111,659
Derivative financial instruments:
- Forwards	-	209	-	-	209	-	209
- Foreign-currency future contracts	-	16	-	-	16	-	16
Total liabilities	128,204	225	-	-	128,429	4,006	132,435

(i)
The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value, except for the borrowings (Note 20).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.
Financial instruments by category (Continued)

Financial assets and financial liabilities as of June 30, 2016 were as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
June 30, 2016
Assets as per statement of financial position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	14,649	-	-	1,931	16,580	443	17,023
Investments in financial assets:
- Public companies’ securities	-	1,369	-	499	1,868	-	1,868
- Private companies’ securities	-	-	15	1,324	1,339	-	1,339
- - Deposits	1,172	12	-	-	1,184	-	1,184
- Mutual funds	-	2,775	-	-	2,775	-	2,775
- Bonds	121	4,365	-	-	4,486	-	4,486
- Others	-	90	-	140	230	-	230
Derivative financial instruments:
- Swaps	-	12	-	-	12	-	12
- Others	-	-	15	-	15	-	15
Restricted assets	618	-	-	-	618	-	618
Financial assets held for sale
- Clal	-	4,602	-	-	4,602	-	4,602
Cash and cash equivalents:
- Cash at bank and on hand	6,214	-	-	-	6,214	-	6,214
- Short term investments	-	7,652	-	-	7,652	-	7,652
Total assets	22,774	20,877	30	3,894	47,575	443	48,018
	Financial liabilities at amortized cost (i)	Financial liabilities at fair value			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
June 30, 2016
Liabilities as per statement of financial position
Trade and other payables	18,399	-	-	-	18,399	993	19,392
Borrowings (excluding finance leases)	101,928	-	-	10,999	112,927	-	112,927
Derivative financial instruments
- Forwards	-	198	-	-	198	-	198
- Foreign-currency future contracts	-	16	3	-	19	-	19
Total liabilities	120,327	214	3	10,999	131,543	993	132,536

(i)
The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value, except for the borrowings (Note 20).

Clal
As mentioned in Note 16 to the annual financial statements, IDBD is subject to a judicial process on the sale of its equity interest in Clal. As of the balance sheet date, there was no further information on the subject. It should be noted that on December 31, 2016 the Group was obliged to sell the 10% interest in Clal. Clal filed an appeal with the Israel Concentration Committee asking that the significant company status be reviced and Dolphin also filed an appeal with the Supreme Court of Israel. The Group cannot estimate the outcome of such appeals.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.
Financial instruments by category (Continued)

During the period ended December 31, 2016 there were no transfers between levels of the fair value hierarchy.

The following table presents the changes in Level 3 instruments as of December 31, 2016 and June 30, 2016:

The valuation models used by the Group for the measurement Level 2 and Level 3 instruments are no different from those used as of June 30, 2016. See Note 14 to the Annual Financial Statements.

	Investments in financial assets - Public companies’ Securities	Derivative financial instruments - Warrants of Condor	Investment in associate IDBD	Derivative financial instruments - Commitment to tender offer of shares in IDBD	Investments in financial assets - Private companies	Investments in financial assets - Others	Borrowings - Non-recourse loan	Trade and other receivables	Total
	349	7	-	(501)	102	-	-	-	(43)
Additions and acquisitions	50	-	-	-	27	-	-	-	77
Transfer to level 3	-	-	1,529	-	-	-	(26)	-	1,503
Currency translation adjustment	-	-	82	(18)	291	52	(3,608)	706	(2,495)
Obtainment of control over IDBD	-	-	(1,047)	-	861	88	(7,336)	1,187	(6,247)
Write off	-	-	-	500	-	-	-	-	500
Gain / (loss) for the year (i) (ii)	100	(7)	(564)	19	43	-	(29)	38	(400)
Balance at June 30, 2016	499	-	-	-	1,324	140	(10,999)	1,931	(7,105)
Additions and acquisitions	-	-	-	-	10	-	-	-	10
Currency translation adjustment	-	-	-	-	65	6	242	62	375
Write off	-	-	-	-	-	(146)	-	(81)	(227)
Reclassification to liabilities held for sale	-	-	-	-	-	-	11,272	-	11,272
Gain / (loss) for the period (ii)	178	-	-	-	(557)	-	(515)	-	(894)
Balance at December 31, 2016	677	-	-	-	842	-	-	1,912	3,431

(i)
As of June 30, 2016 includes Ps. (564) and Ps. 164 exposed within share of profit / (loss) from associates and within financial results, net in the Statements of Income/(Operations), respectively.
(ii)
 Included within “Financial results, net” in the Statements of income/(Operations).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.
Financial instruments by category (Continued)

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table:

Description	Pricing model / method	Parameters	Range
Trade and other receivables - Cellcom	Discounted cash flow	Discount interest rate.	3.3
Interest rate swaps	Cash flow - theoretical price	Interest rate futures contract and cash flow.	-
Preferred shares of Condor	Binomial tree – Theoretical price I	Underlying asset price (Market price); share price volatility (historical) and interest-rate curve (Libor rate).	Underlying asset price 1.8 to 2.2 Share price volatility 58% to 78% Market interest-rate 1.7% to 2.1%
Promissory note	Discounted cash flow - Theoretical price	Market interest-rate (Libor rate curve)	Market interest-rate 1.8% to 2.2%
Warrants of Condor	Black-Scholes – Theoretical price	Underlying asset price (Market price); share price volatility (historical) and interest-rate curve (Libor rate).	Underlying asset price 1.8 to 1.7 Share price volatility 58% to 78% Market interest-rate 1.7% to 2.1%
Call option of Arcos	Discounted cash flow	Projected revenues and discounting rate.	-
Avenida Inc.	Market approach measurement	Assets and liabilities at market price	-
Investments in financial assets - Other private companies’ securities	Cash flow / NAV - Theoretical price
Projected revenue discounted at the discount rate / The value is calculated in accordance with the company’s shares in the equity funds on the basis of their financial statements, based on fair value or investment assessments.
1 - 3.5
Investments in financial assets - Others	Discounted cash flow - Theoretical price
Projected revenue discounted at the discount rate / The value is calculated in accordance with the company’s shares in the equity funds on the basis of their financial statements, based on fair value or investment assessments.
1 - 3.5

As of December 31, 2016, there are no changes in the economic or business conditions affecting the fair value of the group’s financial assets and liabilities.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

15.
Trade and other receivables

Group’s trade and other receivables as of December 31, 2016 and June 30, 2016 are as follows:

	December 31, 2016	June 30, 2016
Non-current
Sale, leases and services receivables	2,097	2,015
Less: Allowance for doubtful accounts	(5)	(2)
Total non-current trade receivables	2,092	2,013
Tax receivables	76	29
Prepaid expenses	1,408	1,320
Borrowings, deposits and other debit balances	163	75
Others	25	4
Total non-current other receivables	1,672	1,428
Total non-current trade and other receivables	3,764	3,441

Current
Sale, leases and services receivables	12,295	11,073
Less: Allowance for doubtful accounts	(185)	(171)
Total current trade receivables	12,110	10,902
Tax receivables	64	71
Prepaid expenses	588	617
Borrowings, deposits and other debit balances	1,329	1,243
Advances to suppliers	460	231
Others	400	345
Total current other receivables	2,841	2,507
Total current trade and other receivables	14,951	13,409
Total trade and other receivables	18,715	16,850

Movements on the Group’s allowance for doubtful accounts and other receivables are as follows:

	December 31, 2016	June 30, 2016
Beginning of the period / year	173	95
Additions (i)	129	111
Unused amounts reversed (i)	(10)	(41)
Currency translation adjustment	44	12
Used during the period / year	(146)	(4)
End of the period / year	190	173
(i)
The creation and release of provision for impaired receivables have been included in “Selling expenses” in the Statements of Income/(Operations) (Note 23).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.
Cash flow information

Following is a detailed description of cash flows generated by the Group’s operations for the six-month periods ended December 31, 2016 and 2015:
	Note	December 31, 2016	December 31, 2015
Loss for the period from continuing operations		(76)	(910)
Gain for the period from discontinued operations		4,273	-
Adjustments for:
Income tax	21	(334)	236
Amortization and depreciation	23	2,901	106
Gain from disposal of investment property	10	(105)	(1,029)
Loss from disposal of property, plant and equipment		19	-
Share-based payments		52	20
Goodwill written offl		-	4
Derecognition of intangible assets by TGLT agreement		27	-
Result from business combination		(44)	-
Gain from disposal of associates		(4,709)	(3)
Provisions and allowances		78	89
Share of loss of joint ventures and associates	8 and 9	93	398
Financial results, net		3,018	2,431
Reversal of currency translation adjustment		-	(144)
Changes in operating assets and liabilities:
Decrease / (Increase) in inventories		85	(2)
Decrease in trading properties		301	-
Increase in trade and other receivables		(1,595)	(205)
Increase in trade and other payables		1,207	126
Decrease in salaries and social security liabilities		(12)	(20)
Decrease in provisions		(52)	(2)
Cash generated by discontinued operations		223	-
Net cash generated by continuing operating activities before income tax paid		5,350	1,095

The following tables show a detail of significant non-cash transactions occurred in the six-month periods ended December 31, 2016 and 2015:
	December 31, 2016	December 31, 2015
Decrease in investments in joint venture and associates through a decrease in borrowings	8	-
Dividends distribution to non-controlling shareholders not yet paid	22	-
Increase in investments in associates and joint ventures through a decrease in trade and other receivables	20	-
Increase in investments properties through an increase in trade and other payables	339	-
Increase in investments in intangible assets through an increase in trade and other payables	64	-
Decrease in investments in associates and joint ventures through an increase in trade and other receivables	8	-
Increase in trade and other payables through a decrease in liabilities from derivative instruments	-	1,653
Tender Offer reserve through a decrease in liabilities from derivative instruments	-	190
Increase in investments in financial assets through an increase in trade and other payables	-	180
Repayments of borrowings with related parties through dividends receivable	-	3

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.
Cash flow information (Continued)

Balances incorporated as result of business combination / reclassification of assets and liabilities held for sale:

	December 31, 2016	December 31, 2015
Investment properties	-	(28,821)
Property, plant and equipment	1,482	(13,734)
Trading properties	-	(2,437)
Intangible assets	4	(1,288)
Investment in joint ventures and associates	123	(9,043)
Deferred income tax	41	3,597
Trade and other receivables	950	(9,546)
Investments in financial assets	-	(6,695)
Derivative financial instruments	-	(280)
Inventories	8	(1,822)
Restricted assets	-	(250)
Income tax and MPIT credits	-	(91)
Assets held for sale	-	(4,475)
Trade and other payables	(1,007)	11,550
Salaries and social security liabilities	(114)	794
Borrowings	(648)	68,174
Provisions	2	1,089
Income tax and MPIT liabilities	1	316
Employee benefits	(43)	405
Net amount of non-cash assets incorporated / held for sale	799	7,443
Cash and cash equivalents	54	(9,193)
Non-controlling interest	45	2,235
Goodwill not yet allocated	(23)	(1,901)
Net amount of assets incorporated / held for sale	875	(1,416)
Interest held before acquisition	31	1,416
Result from business combination	44	-
Cash and cash equivalents incorporated / held for sale	(54)	9,193
Net outflow of cash and cash equivalents / assets and liabilities held for sale	896	9,193

17.
Equity

Group’s other reserves as of December 31, 2016 and 2015 was as follows:

	Cost of treasury shares	Changes in non-controlling interest	Reserve for share-based compensation	Reserve for future dividends	Reserve for currency translation adjustment	Hedging instruments	Reserve for defined benefit plans	Other reserves of subsidiaries	Total Other reserves
Balance at July 1st, 2016	(29)	94	67	520	84	(37)	(10)	37	726
Other comprehensive (loss) / income for the period	-	-	-	-	(22)	1	(12)	-	(33)
Total comprehensive (loss) / income for the period	-	-	-	-	(22)	1	(12)	-	(33)
Reserve for share-based payments	-	-	6	-	-	-	-	-	6
Appropriation of retained earnings approved by Shareholders’ meeting held as of 10.31.16	-	-	-	(26)	-	-	-	-	(26)
Changes in non-controlling interest	-	(152)	-		-	-	-	-	(152)
Balance at December 31, 2016	(29)	(58)	73	494	62	(36)	(22)	37	521

	Cost of treasury shares	Changes in non-controlling interest	Reserve for share-based compensation	Reserve for future dividends	Reserve for currency translation adjustment	Hedging instruments	Reserve for defined benefit plans	Other reserves of subsidiaries	Total Other reserves
Balance at July 1st, 2015	(34)	(6)	64	-	306	-	-	-	330
Other comprehensive income for the period	-	-	-	-	204	-	-	-	204
Total comprehensive income for the period	-	-	-	-	204	-	-	-	204
Reserve for future dividends - Shareholders' meeting held as of 11.26.15	-	-	-	520	-	-	-	-	520
Reserve for share-based payments	4	-	-	-	-	-	-	-	4
Changes in non-controlling interest	-	36	-	-	-	-	-	-	36
Currency translation adjustment held before business combination	-	-	-	-	(144)	-	-	-	(144)
Tender offer to non-controlling shareholders	-	(190)	-	-					(190)
Balance at December 31, 2015	(30)	(160)	64	520	366	-	-	-	760

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

18.
Trade and other payables

Group’s trade and other payables as of December 31, 2016 and June 30, 2016 are as follows:

	December 31, 2016	June 30, 2016
Non-current
Trade payables	1,380	525
Deferred income	64	65
Others	1,306	928
Total non-current trade and other payables	2,750	1,518

Current
Trade payables	11,807	11,070
Accrued invoices	586	450
Sale and rent payments received in advance	3,570	4,590
Total current trade payables	15,963	16,110
Dividends payable to non-controlling shareholders	54	426
Tax payables	226	284
Others	1,558	1,054
Total current other payables	1,838	1,764
Total current trade and other payables	17,801	17,874
Total trade and other payables	20,551	19,392

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

19.
Provisions

       The table below shows the movements in the Group's provisions for other liabilities categorized by type of provision:

	Period ended December 31, 2016						Fiscal year ended June 30, 2016
	Legal claims (i)	Investments in joint ventures and associates (ii)	Site dismantling and remediation (iii)	Onerous contracts (iv)	Guarantees and other provisions	Total	Total
Beginning of the period / year	689	838	114	296	427	2,364	426
Additions	83	159	-	4	88	334	389
Liabilities incorporated by business combination (Note 4)	2	-	-	-	-	2	969
Recovery	(71)	-	-	(104)	-	(175)	(46)
Used during the period / year	(32)	-	-	-	(20)	(52)	(143)
Contributions	-	-	-	-	-	-	(18)
Currency translation adjustment	31	51	5	7	26	120	787
End of period / year	702	1,048	119	203	521	2,593	2,364

	December 31, 2016	June 30, 2016
Non-current	1,560	1,325
Current	1,033	1,039
Total	2,593	2,364

(i)
Additions and recoveries are included in "Other operating results, net".
(ii)
Corresponds to the equity interest in New Lipstick and Condor with negative equity. Additions and recoveries are included in "Share of profit / (loss) of joint ventures and associates".
(iii)
The Group’s companies are required to recognize certain costs related to dismantling assets and remediating sites here such assets are located. The calculation of expenses are based on the dismantling value for the current year, taking into consideration the best estimate of future changes in prices, inflation, etc. and such costs are capitalized at a risk-free interest rate. Volume projections for retired or built assets are restated based on expected changes from technological rulings and requirements.
(iv)
Provisions for other contractual liabilities include a series of liabilities resulting from a contractual liability or laws, regarding which there is a high degree of uncertainty as to the terms and the necessary amounts to discharge such liability.

IRSA

As mentioned in Note 20 to the Annual Financial Statements, on February 23, 2016, a class action was filed against the Company, Cresud and some first-line managers and directors at the District Court of the United States for the Central District of California. The complaint, on behalf of people holding American Depositary Receipts of the Company between November 3, 2014 and December 30, 2015, claims presumed violations to the US federal securities laws. In addition, it argues that defendants have made material misrepresentations and made some omissions related to the Company’s investment in IDBD.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

19.
Provisions (Continued)

Such complaint was voluntarily waived on May 4, 2016 by the plaintiff and filed again on May 9, 2016 with the US District Court for the Eastern District of Pennsylvania.

Furthermore, the Company, some of its first-line managers and directors are defendants in a class action filed on April 29, 2016 with the US District Court for the Eastern District of Pennsylvania. The complaint, on behalf of people holding American Depositary Receipts of the Company between May 13, 2015 and December 30, 2015, presumed violations to the US federal securities laws. In addition, it argues that defendants have made material misrepresentations and made some omissions related to the investment of the Company's subsidiary, IRSA, in IDBD.

Subsequently, Cresud and IRSA requested the transfer of the claim to the district of New York, which was accepted.

The Company holds that such allegations are meritless and intends to make a strong defense in both actions.

20.
Borrowings

The breakdown of the Group borrowings as of December 31, 2016 and June 30, 2016 was as follows:

	December 31, 2016	June 30, 2016
Non-current
NCN	81,360	67,235
Bank loans	5,347	6,384
Non-recourse loan	6,221	16,975
Other borrowings	124	86
Total non-current borrowings	93,052	90,680

Current
NCN	13,902	15,075
Bank loans	2,409	4,050
Bank overdrafts	305	1,236
Other borrowings	1,995	1,891
Total current borrowings	18,611	22,252
Total borrowings	111,663	112,932

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

20.
Borrowings (Continued)

Operations Center in Argentina

● On September 1, 2016, NCN Class VII and VIII were tendered under the Program approved by the Shareholders’ Meeting for up to US$ 300 million. The settlement took place on September 8, 2016. The results are shown below:

●
NCN Class VII for a total amount of Ps. 384.2 million to be matured 36 months after the issuing date, which will accrue interest at an annual floating interest rate, Badlar plus 299 basis points, interest payable on a quarterly basis. Principal will be amortized in only one installment due on September 9, 2019.

●
NCN Class VIII for a Nominal Value of US$ 184.5 million (equivalent to Ps. 2,771 million) to be matured 36 months after the issuing date, paid in and payable in US Dollars, which will accrue interest at an annual fixed interest rate of 7.0%, interest payable on a quarterly basis. Principal will be amortized in only one installment due on September 9, 2019.

Operations Center in Israel

● In July 2016, Shufersal repurchased NCN Series B for a Nominal Value of NIS 511 million (equivalent to Ps. 2,771 million) with an increase of the issue of NCN Series F by a ratio of 1.175 for each NIS 1 of the Series B. The NCN Series B acquired by Shufersal were cancelled and delisted. The swap transaction does not amount to an exchange of debt instruments because the terms are not substantially different. All expenses related to the bond swap have been deducted from outstanding balance of the debt and shall be amortized over the remaining term of it.

● On August 2, 2016, lDBD has issued a new series of debentures in the Israeli market in an amount of NIS 325 million (equivalent to Ps. 1,213 million) due in 2019, at a rate of IPC plus 4.25%. These debentures are secured by shares of Clal subject to the approval of the Israel Commission of Capital Markets, Savings and Insurance. On September 15, 2016, the Supreme Court rendered an opinion on the use of Clal’s shares as collateral and has requested the Capital Markets, Savings and Insurance Commission to explain the reasons why it does not allow IDBD to secure debentures with up to 5% of Clal shares. In January 2017, the Court ordered that IDBD should refrain from securing the debentures in excess of 5% of Clal’s shares, as they are already securing in part a loan by Menorha.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

20.
Borrowings (Continued)

In accordance with the decision rendered by the Supreme Court on the petition filed by IDBD to pledge Clal’s shares in September, 2016, on October 13, 2016, the Board of Directors of IDBD resolved a partial early redemption of the debentures, which was effected on November 1, 2016 for an approximately amount of NIS 239 million at nominal value (“the redeemed portion”) and represents a total of approximately NIS 244 million with respect to principal, interest and compensation for early redemption. The early redemption represented 73.7% of the outstanding principal balance of the debentures.

In addition, IDBD issued debentures (Series L) for a total of NIS 381 million (equal to Ps. 1,565 million). The debentures accrue interest at a rate of 6.95%. The principal will be repaid in a single payment on November 28, 2019. The first interest payment will be made on February 28, 2017 for the period spanning from the issue date to the payment date. The remaining interest payments will be made in 4 annual consecutive quarterly installments due in February, May, August and November each year. In order to ensure full compliance with all commitments, IDBD pledged DIC’s shares for nearly 46.2 million.

● On August 4, 2016, DIC issued further debentures due 2025 in an amount of NIS 360 million (equivalent to Ps. 1,344 million). The bonds were placed at an internal rate of return of 5.70%.

● In October 2016, PBC issued debentures for NIS 102 million (equal to Ps. 417), at an annual effective rate of 2.99% indexed to the CPI, and also issued debentures for roughly NIS 497 million (equal to Ps. 2,055 million) at an effective rate of 4.10% with no CPI indexation clause.

● IDBD has certain restrictions and financial covenants in connection with its financial liabilities, included its debentures, loans from banks and financial institutions. It was agreed between IDBD and the relevant financial entities that the parties would work to formulate an arrangement, to replace or amend the current financial covenants by March 2017. Such covenants are currently suspended until and including December 2016. If such arrangement is not reached, the previous financial covenants will re-apply with respect to the results for IDBD´s quarter from January to March of 2017 and thereafter. In the event that these covenants will re-apply, IDBD estimates that it will not be able to meet the thresholds which were determined in the past with respect to the Liquidity Covenant and the Economic Equity Covenant.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

20.
Borrowings (Continued)

The breakdown of the Group borrowings as of December 31, 2016 was as follows:

	Operations Center in Argentina				Operations Center in Israel
Debt	IRSA	IRSA CP	Other	Subtotal	IDBD	DIC	Shufersal	Cellcom	PBC	Others	Subtotal	Total
NCN	4,478	6,121	-	10,599	9,009	14,584	10,735	16,165	34,170	-	84,663	95,262
Bank loans and others	-	5	4	9	1,994	956	11	829	3,018	939	7,747	7,756
Non-recourse loan	-	-	-	-	-	-	-	-	6,221	-	6,221	6,221
Bank overdrafts	187	95	23	305	-	-	-	-	-	-	-	305
Other borrowings	8	10	177	195	-	-	-	-	1,924	-	1,924	2,119
Total debt	4,673	6,231	204	11,108	11,003	15,540	10,746	16,994	45,333	939	100,555	111,663

The breakdown of the Group borrowings as of June 30, 2016 was as follows:

	Operations Center in Argentina				Operations Center in Israel
Debt	IRSA	IRSA CP	Other	Subtotal	IDBD	DIC	Shufersal	Cellcom	PBC	Others	Subtotal	Total
NCN	2,288	5,799	-	8,087	7,807	12,436	10,037	15,277	28,666	-	74,223	82,310
Bank loans	-	44	12	56	2,214	1,171	16	779	2,003	4,195	10,378	10,434
Non-recourse loan	-	-	-	-	-	10,999	-	-	5,976	-	16,975	16,975
Bank overdrafts	859	40	45	944	-	-	-	-	-	292	292	1,236
Other borrowings	15	10	118	143	-	-	-	-	1,834	-	1,834	1,977
Total debt	3,162	5,893	175	9,230	10,021	24,606	10,053	16,056	38,479	4,487	103,702	112,932

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

20.
Borrowings (Continued)

The breakdown of the borrowings of Operations Centers in Argentina and Israel is as follows:

	Operations Center in Argentina
	Company	Secured / Unsecured	Series / Class	Currency	Rate	Payment date for capital	Interest rate %	Capital nominal value in millions Issue currency	Book value December 31, 2016	Book value June 30, 2016
NCN	IRSA CP	Unsecured	Class I	Ps.	Fixed / Floating	2017	Badlar + 4 BP	407	410	409
	IRSA CP	Unsecured	Class II	US$	Fixed	2023	8.75%	360	5,711	5,390
	IRSA	Unsecured	Class I	US$	Fixed	2017	8.50%	-	-	1,159
	IRSA	Unsecured	Class VI	Ps.	Floating	2017	Badlar + 450ps	11	11	11
	IRSA	Unsecured	Class II	US$	Fixed	2020	11.50%	75	1,182	1,118
	IRSA	Unsecured	Class VII	Ps.	Floating	2019	Badlar + 299pts	384	386	-
	IRSA	Unsecured	Class VIII	US$	Fixed	2019	7.0%	184	2,899	-
Total NCN									10,599	8,087

Bank loans	IRSA	Secured	-	US$	Fixed	2020	3.2% to 14.3%	1	1	1
and other borrowings	IRSA	Unsecured	-	Ps.	Floating	2017	Badlar	13	7	14
	IRSA CP	Secured	-	US$	Fixed	2020	3.2% to 14.3%	-	3	4
	IRSA CP	Unsecured	-	Ps.	Fixed	2016	15.25%	-	-	1
	IRSA CP	Unsecured	-	Ps.	Fixed	2017	26.50%	5	5	7
	IRSA CP	Unsecured	-	Ps.	Fixed	2016	23%	-	-	36
	IRSA CP	Unsecured	-	Ps.	Fixed / Floating	2017	8,50% / Badlar	6	7	6
	HASA	Unsecured	-	Ps.	Fixed	2016	15.25%	-	-	6
	LLAO LLAO	Unsecured	-	Ps.	Fixed	2016	15.25%	-	-	1
	NFSA	Unsecured	-	Ps.	Fixed	2016	34.14%	4	4	5
	BNSA	Secured	-	Ps.	Floating	-	Libor	44	50	-
	LIVECK	Secured	-	US$	Fixed	2017	-	2	37	34
	LIVECK	Secured	-	US$	Fixed	-	3.50%	5	90	84
Total bank loans and others									204	199
Bank overdrafts									305	944
Total Operations Center in Argentina									11,108	9,230

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

20.
Borrowings (Continued)

		Operations Center in Israel
	Company	Secured / Unsecured	Series	Currency	Rate	Adjustment factor	Payment date for capital	Interest rate %	Capital nominal value in millions Issue currency	Book value December 31, 2016	Book value June 30, 2016
NCN	IDBD	Unsecured	G	NIS	Fixed	CPI	2016 – 2018	4.50%	535	2,431	3,534
	IDBD	Unsecured	I	NIS	Fixed	CPI	2020 – 2025	4.95%	1,013	3,430	3,164
	IDBD	Unsecured	J	NIS	Fixed	N/A	2015 – 2018	6.60%	309	1,242	1,109
	IDBD	Unsecured	K	NIS		CPI	2019	4.84%	325	341	-
	IDBD	Secured	L	NIS	Fixed	N/A	2019	7.58%	381	1,565	-

	DIC	Unsecured	D	NIS	Fixed	CPI	2012 – 2016	5.00%	103	-	510
	DIC	Unsecured	F	NIS	Fixed	CPI	2017 – 2025	4.95%	3,022	11,989	9,427
	DIC	Unsecured	G	NIS	Fixed	N/A	2012 – 2016	6.35%	8	33	31
	DIC	Unsecured	H	NIS	Fixed	CPI	2014 – 2019	4.45%	93	421	541
	DIC	Unsecured	I	NIS	Fixed	N/A	2010 – 2018	6.70%	513	2,141	1,927

	Shufersal	Unsecured	B	NIS	Fixed	CPI	2015 – 2019	5.20%	512	730	5,161
	Shufersal	Unsecured	C	NIS	Fixed	N/A	2010 – 2017	5.45%	114	486	459
	Shufersal	Unsecured	D	NIS	Fixed	CPI	2014 – 2029	2.99%	413	1,691	1,584
	Shufersal	Unsecured	E	NIS	Fixed	N/A	2014 – 2029	5.09%	392	3,727	1,580
	Shufersal	Unsecured	F	NIS	Fixed	CPI	2020 – 2028	4.30%	918	4,101	1,253

	Cellcom	Unsecured	B	NIS	Fixed	CPI	2013 – 2017	5.30%	185	945	880
	Cellcom	Unsecured	D	NIS	Fixed	CPI	2013 – 2017	5.19%	300	1,482	2,865
	Cellcom	Unsecured	E	NIS	Fixed	N/A	2012 – 2017	6.25%	164	708	673
	Cellcom	Unsecured	F	NIS	Fixed	CPI	2017 – 2020	4.60%	715	3,173	3,032
	Cellcom	Unsecured	G	NIS	Fixed	N/A	2017 – 2019	6.99%	285	1,262	1,230
	Cellcom	Unsecured	H	NIS	Fixed	CPI	2018 – 2024	1.98%	950	3,676	3,483
	Cellcom	Unsecured	I	NIS	Fixed	N/A	2018 – 2025	4.14%	804	3,272	3,114
	Cellcom	Unsecured	J	NIS		CPI	2021 – 2026	2.62%	103	418	-
	Cellcom	Unsecured	K	NIS		N/A	2021 – 2026	3.75%	304	1,229	-

	PBC	Unsecured	C	NIS	Fixed	CPI	2009 – 2017	5%	550	2,849	2,666
	PBC	Unsecured	D	NIS	Fixed	CPI	2020 – 2025	4.95%	1,317	6,998	6,641
	PBC	Unsecured	F	NIS	Fixed	CPI	2015 – 2023	4.95%	974	4,396	4,195
	PBC	Unsecured	G	NIS	Fixed	N/A	2015 – 2025	7.05%	669	3,165	3,054
	PBC	Unsecured	H	NIS	Fixed	N/A	2015 – 2025	7.05%	400	1,628	-
	PBC	Unsecured	I	NIS	Fixed	CPI	2018 – 2029	2.99%	102	417	-
	PBC	Unsecured	J	NIS	Fixed	N/A	2018 – 2029	4.10%	497	2,055	-
	PBC	Unsecured	Gav-Yam Series E	NIS	Fixed	CPI	2014 – 2018	4.55%	1,585	1,433	1,375
	PBC	Unsecured	Gav-Yam Series F	NIS	Fixed	CPI	2021 – 2026	4.75%	786	8,951	8,535
	PBC	Unsecured	Gav-Yam Series G	NIS	Fixed	N/A	2013 – 2017	6.41%	215	928	907
	PBC	Unsecured	Ispro Series B	NIS	Fixed	CPI	2007 – 2021	5.40%	255	1,350	1,293
Total NCN										84,663	74,223

Bank loans	IDBD	Unsecured	-	NIS	Floating	Prime interest rate	2015 – 2018	Prime + 1.3%	250	907	1,117
	IDBD	Unsecured	-	NIS	Floating	Prime interest rate	2015 – 2019	Prime + 1%	67	237	265
	IDBD	Unsecured	-	NIS	Floating	Prime interest rate	2015 – 2020	Prime + 0.65%	56	192	198
	IDBD	Secured (1)	-	NIS	Fixed	CPI	2015 – 2018	6.90%	150	658	634

	DIC	Unsecured	-	NIS	Fixed	N/A	2015 – 2017	5.39%	-	110	167
	DIC	Unsecured	-	NIS	Floating	Prime interest rate	2015 – 2018	2.12%	-	319	397
	DIC	Unsecured	-	NIS	Fixed	N/A	2015 – 2018	5.90%	-	270	311
	DIC	Unsecured	-	NIS	Fixed	Prime interest rate	2015 – 2018	2.20%	-	257	296

	Shufersal	Secured	-	NIS	Fixed	CPI	2015 – 2017	4.95%	1	3	4
	Shufersal	Secured	-	NIS	Fixed	CPI	2015 – 2017	4.95%	1	2	3
	Shufersal	Secured		NIS	Fixed	CPI	2015 – 2017	4.75%	-	1	2
	Shufersal	Secured	-	NIS	Fixed	CPI	2015 – 2017	4.40%	-	1	2
	Shufersal	Secured	-	NIS	Fixed	CPI	2015 – 2017	3.25%	1	4	5

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

20. Borrowings (Continued)

	Operations Center in Israel
Company	Secured / Unsecured	Series	Currency	Rate	Adjustment factor	Payment date for capital	Interest rate %	Capital nominal value in millions Issue currency	Book value December 31, 2016	Book value June 30, 2016
PBC	Unsecured	-	NIS	Floating	CPI	2015 – 2020	1.97%	-	146	154
PBC	Unsecured	-	NIS	Floating	CPI	2020	2.65%	-	331	311
PBC	Unsecured	-	NIS	Fixed	N/A	2015 – 2020	3.07%	-	69	76
PBC	Unsecured	-	NIS	Fixed	N/A	2016	1.70%	-	-	1,176
PBC	Secured	-	NIS	Floating	CPI	2011 – 2018	1.55%	-	247	286
PBC	Unsecured	-	NIS	Floating	CPI	2002 – 2019	1.73%	-	290	327
PBC	Secured	-	NIS	Floating	CPI	2008 – 2016	1.95%	-	-	32
PBC	Secured	-	NIS	Floating	CPI	2015 – 2023	1.87%	-	417	409
PBC	Secured	-	NIS	Floating	CPI	2014 – 2022	1.77%	-	317	323
PBC	Secured	-	NIS	Floating	CPI	2013 – 2021	1.87%	-	211	219
PBC	Secured	-	NIS	Floating	CPI	2015 – 2022	1.86%	-	161	165
PBC	Secured	-	NIS	Floating	CPI	2011 – 2019	1.26%	-	-	149
PBC	Secured	-	NIS	Floating	CPI	2009 – 2017	1.80%	-	-	36
PBC	Secured	-	NIS	Floating	CPI	2022	1.88%	-	386	366
PBC	Secured	-	NIS	Fixed	N/A	2016 – 2016	1.26%	-	164	156
PBC	Secured	-	NIS	Floating	CPI	2015 – 2020	1.57%	-	80	85
PBC	Secured	-	NIS	Floating	CPI	2020	2.14%	-	199	188
PBC	Unsecured	-	NIS	Floating	CPI	2009 – 2016	12.16%	-	-	11

Bartan	Unsecured	-	NIS	Floating	Prime interest rate	2015 – 2022	2.35%	-	4	8
Bartan	Secured		NIS	Floating	Prime interest rate	2022	2.89%	-	12	19
Bartan	Secured	-	NIS	Floating	Prime interest rate	2022	2.95%	-	16	16

IDB Tourism	Unsecured	-	US$	Floating	Libor interest rate	-	5.66%	13	-	51
IDB Tourism	Unsecured	-	US$	Floating	Libor interest rate	2015 – 2018	5.21%	197	-	767

IDBG	Unsecured	-	US$	Floating	Libor interest rate	2015 - 2015	Libor + 5%	227	907	869
Cellcom	Unsecured	-	NIS	Fixed	N/A	2016 - 2021	4.60%	200	829	778
Total bank loans									7,747	10,378
Bank overdrafts									-	292
Non-recourse loan									6,221	16,975
Other borrowings									1,924	1,834
Total Operations Center in Israel									100,555	103,702

(1)
Pertains to a loan with Menorah Group which was secured with Clal’s and DIC shares.

Borrowings fair value as of December 31, 2016 and June 30, 2016, amounts to Ps. 115,614 (Ps. 12,884 corresponding to the Operations Center in Argentina and Ps. 102,730 corresponding to Operations Center in Israel) and Ps. 118,480 (Ps. 9,977 corresponding to the Operations Center in Argentina and Ps. 108,503 corresponding to Operations Center in Israel), respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

21.
Taxes

The details of the provision for the Group’s income tax, is as follows:

	December 31, 2016	December 31, 2015
Current income tax	(379)	(130)
Deferred income tax	713	(106)
Income tax from continuing operations	334	(236)

Below is a reconciliation between income tax recognized and that which would result applying the prevailing tax rate on Profit before income tax for the six-month periods ended December 31, 2016 and 2015:

	December 31, 2016	December 31, 2015
Profit from continuing operations at tax rate applicable in the respective countries	559	179
Permanent differences:
Share of profit (loss) of joint ventures and associates	86	(378)
Unrecognized tax loss carryforwards	(125)	(3)
Change of interest rate	455	-
Non-taxable income	(34)	(34)
Non-deductible expenses and others	(607)	3
Income tax from continuing operations	334	(236)

No charge is reported for the income tax related to discontinued operations.

The gross movement on the deferred income tax account is as follows:

	December 31, 2016	June 30, 2016
Beginning of the period / year	(6,933)	2
Incorporated by business combination	(7)	(4,681)
Reclassification to liabilities held for sale	24	-
Use of tax loss carryforwards	(47)	(366)
Changes of non-controlling interest	-	(62)
Currency translation adjustment	(639)	(2,263)
Change of interest rate	455	-
Deferred income tax expense	258	437
End of period / year	(6,889)	(6,933)

Change in the income tax rate in the Operations Center in Israel:

In December 2016, the Government of Israel modified the tax rate by generating a reduction from 25% to 24% for calendar year 2017, and to 23% for calendar year 2018 onwards. The effect from the rate change is recorded as part of the deferred tax expense.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

22.
Revenues

	December 31, 2016	December 31, 2015
Revenue from supermarkets	23,476	-
Income from communications services	5,937	-
Rental and services income	4,242	1,920
Sale of communication equipment	1,926	-
Income from tourism services	40	-
Sale of trading properties and developments	814	1
Revenue from hotel operations	396	243
Total Group’s revenues	36,831	2,164

23.
Expenses by nature

The Group disclosed expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”.

The following tables provide the additional required disclosure of expenses by nature and their relationship to the function within the Group.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

23.
Expenses by nature (Continued)

For the period ended December 31, 2016:

	Group Costs
	Costs of supermarkets	Costs of communication services	Rental and services’ costs	Costs of sale of communication equipment	Costs of tourism services	Costs of trading properties and development	Costs from hotel operations	Total costs	General and administrative expenses	Selling expenses	Total
Cost of sale of goods and services	16,803	19	-	1,283	-	810	36	18,951	4	-	18,955
Salaries, social security costs and other personnel expenses	637	464	329	-	-	1	142	1,573	682	2,619	4,874
Depreciation and amortization	104	869	554	-	80	-	6	1,613	264	1,024	2,901
Fees and payments for services	-	797	61	-	-	-	10	868	308	831	2,007
Maintenance, security, cleaning, repairs and others	-	-	635	-	-	8	41	684	27	339	1,050
Advertising and other selling expenses	-	-	184	-	-	-	-	184	-	751	935
Taxes, rates and contributions	-	-	103	-	-	2	-	105	9	352	466
Director´s fees	-	-	-	-	-	-	-	-	89	-	89
Leases and service charges	-	-	12	-	-	1	1	14	13	2	29
Allowance for doubtful accounts and other receivables, net	-	-	-	-	-	-	-	-	34	85	119
Other expenses	-	1,924	12	-	-	-	17	1,953	401	746	3,100
Total expenses by nature	17,544	4,073	1,890	1,283	80	822	253	25,945	1,831	6,749	34,525

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

23.
Expenses by nature (Continued)

For the period ended December 31, 2015:

	Group Costs
	Rental and services’ costs	Costs from hotel operations	Costs of trading properties and developments	Total costs	General and administrative expenses	Selling expenses	Total
Cost of sale of goods and services	-	21	1	22	-	-	22
Salaries, social security costs and other personnel expenses	244	103	-	347	78	21	446
Depreciation and amortization	96	5	-	101	5	-	106
Fees and payments for services	3	6	-	9	81	7	97
Maintenance, security, cleaning, repairs and others	200	23	4	227	18	1	246
Advertising and other selling expenses	169	-	-	169	-	14	183
Taxes, rates and contributions	61	-	2	63	8	59	130
Director´s fees	-	-	-	-	70	-	70
Leases and service charges	15	-	-	15	1	1	17
Allowance for doubtful accounts and other receivables, net	-	-	-	-	-	16	16
Other expenses	7	12	-	19	12	1	32
Total expenses by nature	795	170	7	972	273	120	1,365

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

24.
Other operating results, net

	December 31, 2016	December 31, 2015
Donations	(29)	(19)
Judgments and other contingencies (1)	(15)	(4)
Reversal of currency translation adjustment (2)	-	148
Gain resulting from the revaluation of equity interest held before the business combination (Note 4)	44	-
Gain from disposal of equity interest in associate	-	3
Loss from TGLT agreement	(27)	-
Others	(96)	(8)
Total other operating results, net	(123)	120
(1)
Includes legal costs and expenses.
(2)
As of December 31, 2015, Ps. 143.5 correspond to the reversal of currency translation adjustment before business combination with IDBD and Ps. 4.8 to the reversal of the reserve of currency translation adjustment generated in Rigby following the partial repayment of principal of the company.

25.
Financial results, net

	December 31, 2016	December 31, 2015
Finance income:
- Interest income	388	53
- Foreign exchange gains	125	311
- Dividends income	28	10
- Other finance income	191	-
Total finance income	732	374
Finance costs:
- Interest expense	(3,493)	(444)
- Foreign exchange loss	(794)	(1,620)
- Other financial costs	(581)	(74)
Total finance costs	(4,868)	(2,138)
Other financial results:
- Fair value gain / (loss) of financial assets and liabilities at fair value through profit or loss, net	1,465	(976)
- Gain on derivative financial instruments, net	66	516
Total other financial results	1,531	(460)
Total financial results, net	(2,605)	(2,224)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

26.
Related party transactions

The following is a summary of the balances with related parties as of December 31, 2016:

Related party	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Cresud	Reimbursement of expenses	-	-	-	-	-	(37)	-	-
	Corporate services	-	-	-	4	-	-	-	-
	NCN	-	377	-	-	-	-	-	-
	Leases and/or rights of use	-	-	-	21	-	-	-	-
	Long-term incentive plan	-	-	-	1	-	-	-	-
Total Parent Company		-	377	-	26	-	(37)	-	-
BHSA	Reimbursement of expenses	-	-	-	1	-	(1)	-	-
	Borrowings	-	-	-	-	-	-	-	(4)
Lipstick	Reimbursement of expenses	-	-	-	1	-	-	-	-
Manibil S.A.	Contributions to be paid	-	-	40	1	-	-	-	-
New Lipstick	Reimbursement of expenses	-	-	-	4	-	-	-	-
BACS	NCN	121	16	-	-	-	-	-	-
Condor	Dividends receivables	-	-	-	6	-	-	-	-
Tarshop	Leases and/or rights of use	-	-	-	-	-	(1)	-	-
Total Associates		121	16	40	13	-	(2)	-	(4)
Cyrsa	Borrowings	-	-	-	-	-	-	-	(7)
	Credit due to capital reduction	-	-	-	3	-	-	-	-
Mehadrin	Commissions	-	-	-	-	-	(4)	-	-
NPSF	Share-based compensation plan	-	-	-	1	-	-	-	-
	Borrowings	-	-	-	-	-	-	-	(7)
	Leases and/or rights of use	-	-	-	-	-	(1)	-	-
	Reimbursement of expenses	-	-	-	1	-	-	-	-
	Management fees	-	-	-	1	-	-	-	-
Quality	Management fees	-	-	-	4	-	-	-	-
Total Joint Ventures		-	-	-	10	-	(5)	-	(14)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

26.
Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Sociedad Anónima Carnes Pampeanas S.A.	Reimbursement of expenses	-	-	-	-	-	(2)	-	-
Total Subsidiaries of the parent company		-	-	-	-	-	(2)	-	-
Consultores Asset Management S.A.	Reimbursement of expenses	-	-	-	6	-	(3)	-	-
LRSA	Leases and/or rights of use	-	-	-	43	-	-	-	-
	Fees	-	-	-	-	-	(1)	-	-
Avenida Compras S.A.	Advertising space	-	-	-	5	-	-	-	-
Avenida Inc.	Advertising space	-	-	-	1	-	-	-	-
Estudio Zang, Bergel y Viñes	Legal services	-	-	-	-	-	(1)	-	-
IFISA	Borrowings	-	-	-	1,175	-	-	-	-
Museo de los Niños	Leases and/or rights of use	-	-	-	2	-	-	-	-
Total other related parties		-	-	-	1,232	-	(5)	-	-
Directors	Advances	-	-	-	4	-	-	-	-
	Fees	-	-	-	-	-	(35)	-	-
Total Directors and Senior Management		-	-	-	4	-	(35)	-	-
Total		121	393	40	1,285	-	(86)	-	(18)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

26.
Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2016:

Related party	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Cresud	Reimbursement of expenses	-	-	-	-	-	(30)	-	-
	Corporate services	-	-	-	-	-	(67)	-	-
	Non-Convertible Notes	-	329	-	-	-	-	-	-
	Leases and/or rights of use	-	-	-	4	-	-	-	-
	Long-term incentive plan	-	-	-	3	-	-	-	-
Total Parent Company		-	329	-	7	-	(97)	-	-
BHSA	Reimbursement of expenses	-	-	-	-	-	(1)	-	-
	Borrowings	-	-	-	-	-	-	(2)	(10)
Lipstick	Reimbursement of expenses	-	-	-	2	-	-	-	-
New Lipstick	Reimbursement of expenses	-	-	-	5	-	-	-	-
BACS	Non-Convertible Notes	100	21	-	-	-	-	-	-
	Reimbursement of expenses	-	-	-	1	-	-	-	-
Tarshop	Reimbursement of expenses	-	-	-	1	-	-	-	-
	Leases and/or rights of use	-	-	-	-	-	(1)	-	-
Total Associates		100	21	-	9	-	(2)	(2)	(10)
Cyrsa	Borrowings	-	-	-	-	-	-	-	(14)
	Credit due to capital reduction	-	-	-	3	-	-	-	-
NPSF	Reimbursement of expenses	-	-	-	2	-	-	-	-
	Share-based compensation plan	-	-	-	1	-	-	-	-
	Borrowings	-	-	-	-	-	-	-	(6)
	Management fees	-	-	-	4	-	-	-	-
Puerto Retiro	Borrowings	-	-	-	3	-	-	-	-
Quality	Reimbursement of expenses	-	-	-	1	-	-	-	-
Total Joint Ventures		-	-	-	14	-	-	-	(20)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

26.
Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Sociedad Anónima Carnes Pampeanas S.A.	Transfer of tax credits	-	-	-	-	-	(7)	-	-
Total Subsidiaries of the parent company		-	-	-	-	-	(7)	-	-
Consultores Asset Management S.A.	Reimbursement of expenses	-	-	-	7	-	-	-	-
Avenida Compras S.A.	Advertising spaces	-	-	-	1	-	-	-	-
Avenida Inc.	Advertising spaces	-	-	-	1	-	-	-	-
BNSA	Reimbursement of expenses	-	-	-	1	-	-	-	-
	Other payables	-	-	-	-	-	(1)	-	-
OASA	Borrowings	-	-	-	1	-	-	-	-
Estudio Zang, Bergel y Viñes	Legal services	-	-	-	-	-	(1)	-	-
Consultores Venture Capital Uruguay	Management fees	-	-	-	2	-	-	-	-
IFISA	Borrowings	-	-	-	1,074	-	-	-	-
Museo de los Niños	Leases and/or rights of use	-	-	-	1	-	-	-	-
Total other related parties		-	-	-	1,088	-	(2)	-	-
Directors	Advances	-	-	-	4	-	-	-	-
	Fees	-	-	-	-	-	(28)	-	-
Total Directors and Senior Management		-	-	-	4	-	(28)	-	-
Total		100	350	-	1,122	-	(136)	(2)	(30)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

26.
Related party transactions (Continued)

The following is a summary of the transactions with related parties for the six-month period ended December 31, 2016:

Related party	Leases and/or rights of use	Management fees	Sale of goods and/or services	Corporate services	Legal services	Financial operations	Donations	Fees and salaries
Parent Company
Cresud	1	-	-	(85)	-	24	-	-
Total Parent Company	1	-	-	(85)	-	24	-	-
Associates
BHSA	2	-	-	-	-	(1)	-	-
BACS	4	-	-	-	-	16	-	-
Manibil	-	-	-	-	-	4	-	-
Adama	-	-	-	64	-	-	-	-
Condor	-	-	-	-	-	196	-	-
Tarshop	7	-	-	-	-	-	-	-
Total Associates	13	-	-	64	-	215	-	-
Joint Ventures
Cyrsa	-	-	-	-	-	(2)	-	-
NPSF	(1)	2	-	-	-	(1)	-	-
Total Joint Ventures	(1)	2	-	-	-	(3)	-	-
Other related parties
Estudio Zang, Bergel & Viñes	-	-	-	-	(5)	-	-	-
Isaac Elsztain e Hijos S.C.A.	(1)
Fundación IRSA	-	-	-	-	-	-	(4)	-
IFISA	-	-	-	-	-	54	-	-
Total Other related parties	(1)	-	-	-	(5)	54	(4)	-
Directors and Senior Management
Directors	-	-	-	-	-	-	-	(80)
Senior Management	-	-	-	-	-	-	-	(4)
Total Directors and Senior Management	-	-	-	-	-	-	-	(84)
Total	12	2	-	(21)	(5)	290	(4)	(84)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

26.
Related party transactions (Continued)

The following is a summary of the transactions with related parties for the six-month period ended December 31, 2015:

Related party	Leases and/or rights of use	Management fees	Corporate services	Legal services	Financial operations	Donations	Fees and salaries
Parent Company
Cresud	1	-	(55)	-	35	-	-
Total Parent Company	1	-	(55)	-	35	-	-
Associates
BHSA	1	-	-	-	(1)	-	-
BACS	3	-	-	-	11	-	-
Tarshop	5	-	-	-	-	-	-
Total Associates	9	-	-	-	10	-	-
Joint Ventures
Cyrsa	-	-	-	-	(1)	-	-
NPSF	-	2	-	-	(1)	-	-
Total Joint Ventures	-	2	-	-	(2)	-	-
Other related parties
IFISA	-	-	-	-	8	-	-
Fundación IRSA	-	-	-	-	-	(3)	-
Estudio Zang, Bergel & Viñes	-	-	-	(3)	-	-	-
Condor	-	-	-	-	(103)	-	-
Total Other related parties	-	-	-	(3)	(95)	(3)	-
Directors and Senior Management
Directors	-	-	-	-	-	-	(70)
Senior Management	-	-	-	-	-	-	(3)
Total Directors and Senior Management	-	-	-	-	-	-	(73)
Total	10	2	(55)	(3)	(52)	(3)	(73)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

27. CNV General Resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622, below there is a detail of the notes to the Unaudited Condensed Interim Consolidated Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 10 Investment property and Note 11 Property, plant and equipment
Exhibit B - Intangible assets	Note 13 Intangible assets
Exhibit C - Equity investments	Note 8 Investments in joint ventures and Note 9 Investments in associates
Exhibit D - Other investments	Note 14 Financial instruments by category
Exhibit E – Provisions	Note 19 Provisions
Exhibit F - Cost of sales and services provided	Note 12 Trading properties and Note 23 Expenses by nature
Exhibit G - Foreign currency assets and liabilities	Note 28 Foreign currency assets and liabilities

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

28. Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items (3)	Amount of foreign currency (1)	Exchange rate prevailing (2)	Total as of 12.31.16.	Amount of foreign currency (1)	Exchange rate prevailing (2)	Total as of 06.30.16.
Assets
Trade and other receivables
US Dollar	65	15.790	1,021	38	14.940	563
Euros	13	16.625	212	12	16.492	195
Uruguayan Pesos	-	0.537	-	2	0.489	1
Receivables with related parties:
US Dollar	49	15.890	774	41	15.040	624
Total trade and other receivables			2,007			1,383
Investments in financial assets
US Dollar	190	15.790	2,991	165	14.940	2,470
Pounds	1	19.472	13	1	19.763	10
Investments with related parties:
US Dollar	16	15.890	261	55	15.040	827
Total investments in financial assets			3,265			3,307
Cash and cash equivalents
US Dollar	95	15.790	1,495	84	14.940	1,248
Euros	3	16.625	43	4	16.492	60
Total Cash and cash equivalents			1,538			1,308
Total Assets as of 12.31.16			6,810			-
Total Assets as of 06.30.16			-			5,998

Liabilities
Trade and other payables
US Dollar	119	15.890	1,896	96	15.040	1,451
Swiss Franc	-	15.636	1	-	-	-
Euros	-	-	-	3	16.640	54
New Israel Shekel	-	-	-	2	3.892	7
Payables to related parties:
US Dollar	1	15.890	9	2	15.040	31
Total Trade and other payables			1,906			1,543
Borrowings
US Dollar	1,831	15.890	29,092	1,704	15.040	25,631
Euros	-	16.770	-	2	16.640	39
Total Borrowings			29,092			25,670
Total Liabilities as of 12.31.16			30,998			-
Total Liabilities as of 06.30.16			-			27,213

(1) Considering foreign currencies those that differ from each Group’s functional currency at each period / year-end.
(2) Exchange rate as of December 31, 2016 and June 30, 2016 according to Banco Nación Argentina records.
(3) The Group uses derivative instruments as a complement in order to reduce its exposure to exchange rate movements (See Note 14).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

29. Groups of assets and liabilities held for sale

As mentioned in Note 4, the investment in Israir has been reclassified to held for sale. Additionally, IDB Tourism is currently negotiating the sale of its equity interests in Open Sky Ltd. in terms and conditions that have not been fully set yet; the assets and liabilities related to Open Sky Ltd. operations have been also reclassified. Furthermore, the equity interest of the Group in Adama and the related non-recourse loan, had been reclassified to assets and liabilities held for sale before the disposal.

Pursuant to IFRS 5, assets and liabilities held for sale have been valued at the lower between their carrying value and fair value less cost of sale. Given some assets’ carrying value was higher, an impairment loss of Ps. 231 million has been recorded.

The following table shows the main assets and liabilities classified as held for sale:

Group of assets held for sale:

December 31, 2016
Property, plant and equipment	1,482
Intangible assets	4
Investments in associates	246
Deferred income tax assets	61
Trade and other receivables	1,038
Inventories	8
Cash and cash equivalents	61
Total	2,900

Liabilities directly associated with the group of assets held for sale:

December 31, 2016
Trade and other payables	1,020
Salaries and social security liabilities	114
Employee benefits	43
Deferred income tax liability	27
Borrowings	693
Total	1,897

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.
Results from discontinued operations

The results of Israir and Open Sky operations, the share of profit of Adama and the financial costs associated to the non-recourse loan, until its sale, and the results from sale of the investment in Adama have been reclassified in the Statements of Income/(Operations) under discontinued operations.

	December 31, 2016
	Adama	Israir and Open Sky	Total
Revenues	-	2,603	2,603
Costs	-	(2,193)	(2,193)
Gross Profit	-	410	410
General and administrative expenses	-	(93)	(93)
Selling expenses	-	(131)	(131)
Other operating results, net	(i) 4,803	-	4,803
Profit from operations	4,803	186	4,989
Share of profit of joint ventures and associates	406	-	406
Profit before financial results and income tax	5,209	186	5,395
Other financial results	(881)	(241)	(1,122)
Financial results, net	(881)	(241)	(1,122)
Profit / (Loss) before income tax	4,328	(55)	4,273
Income tax	-	-	-
Profit / (Loss) from discontinued operations	4,328	(55)	4,273

(i)
Includes Ps. 4,709 corresponding to the profit from the sale of Adama.

31.
Subsequent events

IDBG and subsidiaries

In January 2017, IDBG received a loan from an Israeli financial entity in the amount of US$ 41.4 million. Principal will be repaid after the lapse of two years and will accrue 7% interest. The loan is guaranteed by IDBD and PBC (jointly and severally). In addition, a bank loan in the amount of US$ 59 million granted by a US bank to a subsidiary of IDBG (Great Wash Park LLC), which is building a shopping center in Las Vegas, Nevada, has been extended to December 31, 2018.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

31.
Subsequent events (Continued)

Comparaencasa LTD

In January 2017, the Group through Tyrus, acquired 69,750 shares which represent a 12.5% equity interest in Comparaencasa Ltd., a company registered in the United Kingdom engaged in the search, comparison and selection of products and/or services offered on the Internet, mainly car insurance and related products, for the Argentine Republic. The transaction price was US$ 1 million, which has been fully paid. Additionally, Tyrus received warrants for the purchase of shares in future capital issuance for up to US$ 1.5 million, with a 35% discount, for a term of 5 years.

Avenida Inc.

On January 20, 2017, as part of a corporate reorganization process, Avenida Inc., carried out a 100,000,000:1 reverse stock split and issued additional capital in which the Group and other minority investors took part. The transaction price was US$ 0.5 million, which has already been fully paid at the date of these Financial Statements.

Also, the Group has an option (warrant) to acquire other 4,421,093 Series I preferred shares at a price of US$ 0.01 per share for a term of 18 months or until a new capital issuance of capital, whichever takes place earlier, subject to certain conditions.

Condor

On January 24, Condor issued new warrants (150,540) held by RES, which is 66.7% owned by the Group, to replace the warrants held to that date (3,750,000 warrants each, with a right to one share at an exercise price of US$ 1.92, expiring on January 31 2017). The new warrant entitles the holder to receive 150,540 ordinary shares at an exercise price of U$s 0.001 with expiration in January 2019

Free translation from the original prepared in Spanish for publication in Argentina
REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA Inversiones y Representaciones Sociedad Anónima
Legal address: Bolivar 108 – 1° floor
Autonomous City Buenos Aires
Tax Code No. 30-52532274-9

Introduction

We have reviewed the unaudited condensed interim consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries (hereinafter “the Company”) which included the unaudited condensed interim consolidated statement of financial position as of December 31, 2016, and the unaudited condensed interim consolidated statements of income and comprehensive income for the six-month period and three-month period ended December 31, 2016, the unaudited condensed interim consolidated statement of changes in shareholders’ equity and the unaudited condensed interim consolidated statement of cash flows for the six-month period ended December 31, 2016 and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2016 and the interim periods within that fiscal period are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB) and , for this reason, is responsible for the preparation and presentation of the unaudited condensed interim consolidated financial statements above mentioned in the introductory paragraph according to the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34).

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina in Technical Resolution No. 33 of the FACPCE, without modification as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim consolidated financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statement of financial position, the consolidated statement of income, the consolidated statement of comprehensive income and consolidated statement of cash flows of the Company.
Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim consolidated financial statements above mentioned in the introductory paragraph of this report have not been prepared in all material respects in accordance with International Accounting Standard 34.

Emphasis paragraph

Without modifying our conclusion, we want to refer to the information included in Note 1 of these unaudited condensed interim consolidated financial statements.

Report on compliance with current regulations

In accordance with current regulations, we report about IRSA Inversiones y Representaciones Sociedad Anónima that:

a)
the unaudited condensed interim consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima are being processed for recording in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

c)
we have read the Business Summary (“Reseña Informativa”) on which, as regards those matters that are within our competence, we have no observations to make;

d)
at December 31, 2016, the debt of IRSA Inversiones y Representaciones Sociedad Anónima owed in favor of the Argentina Integrated Pension System which arises from accounting records and submissions amounted to Ps. 87,714 which was no callable at that date.

Autonomous City of Buenos Aires, February 13, 2017.

PRICE WATERHOUSE & Co. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Carlos Martín Barbafina Public Accountant (UCA) C.P.C.E.C.A.B.A. T° 175 F° 65	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E. C.A.B.A. T° 1 F° 30 Marcelo Héctor Fuxman Public Accountant (UBA) C.P.C.E.C.A.B.A. T° 134 F° 85

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Financial Statements for the
six-month period ended December 31, 2016 presented comparatively

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Financial Position
as of December 31, 2016 and June 30, 2016
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.16	06.30.16
ASSETS
Non-current Assets
Investment properties	6	460	457
Property, plant and equipment	7	4	3
Trading properties	8	75	70
Intangible assets	9	1	52
Investments in subsidiaries, associates and joint ventures	5	6,824	4,054
Deferred income tax assets	17	580	345
Income tax and MPIT credit		84	108
Trade and other receivables	11	158	62
Investments in financial assets	10	121	100
Total Non-current Assets		8,307	5,251
Current Assets
Inventories		1	1
Trading properties	8	8	8
Trade and other receivables	11	397	101
Income tax and MPIT credit		1	-
Investments in financial assets	10	18	24
Cash and cash equivalents	10	22	6
Total Current Assets		447	140
TOTAL ASSETS		8,754	5,391
SHAREHOLDERS’ EQUITY
Share capital		575	575
Treasury shares		4	4
Inflation adjustment of share capital and treasury shares		123	123
Share premium		793	793
Additional paid-in capital from treasury shares		16	16
Legal reserve		143	117
Special reserve		90	94
Other reserves		433	638
Retained Earnings (Accumulated deficit)		828	(1,243)
TOTAL SHAREHOLDERS’ EQUITY		3,005	1,117
LIABILITIES
Non-Current Liabilities
Trade and other payables	14	713	571
Borrowings	16	4,423	1,224
Provisions	15	33	7
Total Non-Current Liabilities		5,169	1,802
Current Liabilities
Trade and other payables	14	89	196
Income tax and MPIT liabilities		9	-
Salaries and social security liabilities		2	1
Borrowings	16	479	2,247
Provisions	15	1	28
Total Current Liabilities		580	2,472
TOTAL LIABILITIES		5,749	4,274
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		8,754	5,391

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

                                            .
Alejandro G. Elsztain
Vice President II
                                                                                                                               acting as President

1

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Comprehensive
Income/(Operations) for the six and three-month periods beginning on July 1 and October 1, 2016 and 2015 and ended December 31, 2016 and 2015
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Six months		Three months
	Note	12.31.16	12.31.15	12.31.16	12.31.15
Revenues	18	18	37	10	18
Costs	19	(12)	(15)	(6)	(7)
Gross Profit		6	22	4	11
Gain from disposal of investment properties	6	-	729	-	639
General and administrative expenses	19	(77)	(59)	(42)	(35)
Selling expenses	19	(13)	(13)	(8)	(7)
Other operating results. net	20	(38)	68	(34)	72
(Loss) / Profit from operations		(122)	747	(80)	680
Share of profit / (loss) of subsidiaries, associates and joint ventures	5	2,481	(542)	2,881	(339)
Profit before financial results and income tax		2,359	205	2,801	341
Finance income	21	44	1,129	11	989
Finance cost	21	(517)	(1,546)	(263)	(1,320)
Other financial results	21	1	(70)	1	(69)
Financial results. net	21	(472)	(487)	(251)	(400)
Profit / (Loss) before income tax		1,887	(282)	2,550	(59)
Income tax	17	180	(159)	94	(106)
Profit / (Loss) for the period		2,067	(441)	2,644	(165)

Profit / (Loss) per share for the period:
Basic		3.597	(0.762)	4.600	(0.285)
Diluted (i)		3.572	(0.762)	4.568	(0.285)

(i) Due to the loss for the period, there is no diluted effect on this result

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.
. Alejandro G. Elsztain Vice President II acting as President

2

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Comprehensive Income/(Operations)
for the six and three month periods beginning on July 1, 2016 and 2015 and ended December 31, 2016 and 2015
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Six months		Three months
	12.31.16	12.31.15	12.31.16	12.31.15
Gain / (Loss) for the period	2,067	(441)	2,644	(165)
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
The Company’s interest in other incomes in relation with companies accounted for under the equity method	(12)	-	(29)	-
Currency translation adjustment of subsidiaries, associates, and joint ventures	(21)	60	(216)	25
Other comprehensive (loss) / income for the period (i)	(33)	60	(245)	25
Total comprehensive income / (loss) for the period	2,034	(381)	2,399	(140)

(i) Components of other comprehensive income have no impact on income tax.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

. Alejandro G. Elsztain Vice President II acting as President

3

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the six-month periods ended December 31, 2016 and 2015
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share Capital	Treasury shares	Inflation adjustment of Share Capital and Treasury Shares	Share premium	Additional Paid-in Capital from Treasury Shares	Legal reserve	Special reserve	Other reserves (Note 13)	(Accumulated deficit)/ Retained earnings	Total Shareholders’ equity
Balance at June 30, 2016	575	4	123	793	16	117	94	638	(1,243)	1,117
Gain for the period	-	-	-	-	-	-	-	-	2,067	2,067
Other comprehensive loss for the period	-	-	-	-	-	-	-	(33)	-	(33)
Total comprehensive (loss) / income for the period	-	-	-	-	-	-	-	(33)	2,067	2,034
Loss absorption:	-	-	-	-	-	-	(4)	-	4	-
Constitution of legal reserve	-	-	-	-	-	26	-	(26)	-	-
Changes of interest in subsidiaries	-	-	-	-	-	-	-	(152)	-	(152)
Reserve for share-based payments	-	-	-	-	-	-	-	6	-	6
Balance at December 31, 2016	575	4	123	793	16	143	90	433	828	3,005

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

. Alejandro G. Elsztain Vice President II acting as President

4

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the six-month periods ended December 31, 2016 and 2015
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share Capital	Treasury shares	Inflation adjustment of Share Capital and Treasury Shares	Share premium	Additional Paid-in Capital from Treasury Shares	Legal reserve	Special reserve	Other reserves (Note 13)	Retained earnings/ (Accumulated deficit)	Total Shareholders’ equity
Balance at June 30, 2015	574	5	123	793	7	117	4	336	515	2,474
Loss for the period	-	-	-	-	-	-	-	-	(441)	(441)
Other comprehensive income for the period	-	-	-	-	-	-	-	60	-	60
Total comprehensive income / (loss) for the period	-	-	-	-	-	-	-	60	(441)	(381)
Constitution of reserve	-	-	-	-	-	-	-	520	(520)	-
Constitution of special reserve of General Resolution 609/12	-	-	-	-	-	-	(4)	-	4	-
Changes of interest in subsidiaries	-	-	-	-	-	-	-	(9)	-	(9)
Tender offer to non-controlling shareholders	-	-	-	-	-	-	-	(190)	-	(190)
Reserve for share-based payments	1	-	-	-	6	-	-	4	-	11
Balance at December 31, 2015	575	5	123	793	13	117	-	721	(442)	1,905

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

. Alejandro G. Elsztain Vice President II acting as President

5

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Cash Flows
for the six-month periods ended December 31, 2016 and 2015
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.16	12.31.15
Operating activities:
Cash (used in) / generated by the operations	12	(235)	80
Income tax paid		(18)	-
Net cash (used in) / generated by operating activities		(253)	80
Investing activities:
Capital contributions to subsidiaries, associates and joint ventures	5	(488)	(504)
Purchases of investment properties	6	(4)	(1)
Purchases of property, plant and equipment	7	(1)	-
Purchases of trading properties	8	(5)	-
Purchases of intangible assets	9	(1)	-
Proceeds from sale of investment properties		2	768
Proceeds from transfers of assets to subsidiary		-	62
Purchases of investments in financial assets		-	(1,387)
Proceeds from sale of investments in financial assets		1	1,229
Interest received		-	2
Increase in equity interest in associates		-	77
Net cash (used in) / generated by investing activities		(496)	246
Financing activities:
Proceeds from borrowings		1,912	3,937
Repayments of borrowings		(2,573)	(3,706)
Payment of principal NCN		(1,126)	(96)
Dividends paid		-	(8)
Interest paid		(299)	(218)
Payment of borrowings from subsidiaries, associates and joint ventures		(300)	(100)
Proceeds from borrowings from subsidiaries, associates and joint ventures		21	2
Proceeds from derivative financial instruments		-	55
Repurchase of NCN		-	(121)
Issuance of NCN		3,129	7
Net cash generated by / (used in) financing activities		764	(248)
Net Increase in cash and cash equivalents		15	78
Cash and cash equivalents at the beginning of the year	10	6	3
Foreign exchange gain on cash and cash equivalents		1	-
Cash and cash equivalents at end of period		22	81

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

. Alejandro G. Elsztain Vice President II acting as President

6

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.
General information and company’s business

IRSA was founded in 1943, primarily engaged in managing real estate holdings in Argentina since 1991.

IRSA is a corporation incorporated and domiciled in Argentina. The registered office is Bolívar 108, 1st Floor, Autonomous City of Buenos Aires, Argentina.

The Company owns, manages and develops, directly and indirectly through its subsidiaries, a portfolio of office and other rental properties in Buenos Aires. In addition, IRSA through its subsidiaries, associates and joint ventures manages and develops shopping centers and branded hotels across Argentina, and also office properties in the United States of America and Israel. As mentioned in Note 1 to the Unaudited Condensed Interim Consolidated Financial Statements, on October 11, 2015 IRSA obtained control over IDBD. This Israeli company is one of the largest and most significant conglomerates of Israel, which takes part in many markets and sectors of the industry.

These Unaudited Condensed Interim Separate Financial Statements have been approved for issue by the Board of Directors on February 13, 2017.

2.
Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements

2.1.
Basis of preparation

The Unaudited Condensed Interim Separate Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB).

On April 1, 2016, the Argentine Federation of Professional Councils in Economic Sciences ("FACPCE", as per its Spanish acronym) approved Technical Resolution N° 43, which amends Technical Resolution N° 26, for fiscal years starting on January 1, 2016. Such Technical Resolution N° 43 provides that entities that file financial statements in accordance with the IFRSs, are expected to do it integrally and without modifications and that investments in subsidiaries, joint ventures and associates are to be accounted for under the equity method in the separate financial statements, as established by IFRS, pursuant to the amendment established by the IASB to IAS 27 in August 2014. Thus, valuation at cost or fair value (which are additional measurements) is not permitted for these types of investments. Before such amendment, Technical Resolution N° 26 did not require an integral adoption of IFRS in separate financial statements, since the equity method was not a valuation option for such investments.

7

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.
Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements (Continued)

The Company has adopted Technical Resolution N° 43 for this fiscal year ending on June 30, 2017. As a result, these Unaudited Condensed Interim Separate Financial Statements are the first to be prepared in accordance with the IFRS; its transition date is July 1, 2015 and, therefore, the provisions of IRFS 1 “First-Time Adoption of International Financial Reporting Standards” should be applied as of that date.

IFRS 1 mandatorily establishes that an entity must apply the requirements of IFRS 10 “Consolidated Financial Statements” for accounting of changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control prospectively. Under IFRS, the Company accounts for acquisitions and disposals of non-controlling interests that do not result in change of control as business combinations. The Company did not restate these acquisitions or disposals prior to transition date.

Furthermore, IFRS 1 also provides that, where a first time IFRS adopter entity decides to account for investments in subsidiaries under the equity method in accordance with IAS 28, the entity should apply the exemption for business combinations conducted before the transition date. This exemption involves applying IFRS 3 “Business Combinations” on a prospective basis to business combinations conducted after the transition date. Business combinations occurring prior to the transition date have not been restated.

The other compulsory and optional exceptions of IFRS 1 have not been applied, as these are not relevant to the Company.

Below there is a comparison between shareholders’ equity computed under the previous standards and in accordance with IFRS 1 as of July 1, 2015.

07.01.15
Shareholders’ equity under Technical Resolution N° 26	2,474
Acquisition of non-controlling interest	6
Retained earnings recognition	(6)
Total shareholders’ equity under IFRS	2,474

Balance items as of June 30, 2016 and December 31, 2015 shown in these financial statements for comparative purposes have been modified in order to present the mentioned adjustments. The notes below include a reconciliation of shareholders’ equity of the Unaudited Condensed Interim Separate Financial Statements prepared in accordance with Technical Resolution N° 26 on the closing date of the comparative period and the Statements of Income and other comprehensive income for the six-month period ended December 31, 2015, and those presented in accordance with IFRS in these Unaudited Condensed Interim Separate Financial Statements, as well as the effects of the adjustments to cash flow.

8

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.
Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements (Continued)

The Unaudited Condensed Interim Separate Financial Statements of the Company for the six-month period ended December 31, 2016 have been prepared in accordance with IAS 34 "Interim Financial Reporting".

2.2.
Reconciliations of Technical Resolution N° 26 to IFRS

The notes below include a reconciliation of shareholders’ equity prepared in accordance with Technical Resolution N° 26 and those presented in accordance with IFRS as of June 30, 2016 and December 31, 2015 and the reconciliation of net income for the six-month period ended December 31, 2015. The reconciliations included below were prepared based on the IFRS standards that are estimated to be applicable for the Company for the financial statements as of and for the year ended June 30, 2017. The items and amounts in the reconciliations included below are subject to change and should only be deemed final when the annual financial statements prepared under IFRS for the first time are issued.

The items and amounts included in the reconciliations could be modified to the extent that, when preparing financial statements as of and for the year ended June 30, 2017, applicable standards are different.

The first reconciliation provides an overview of the impact on shareholders' equity for the period ended December 31, 2015 and June 30, 2016 (Note 2.2.1). The second reconciliation provides an overview of the impact on net income for the six-month period ended December 31, 2015 (Note 2.2.2). The mentioned reconciliations do not have impact on other comprehensive income nor the Statements of Cash Flows.

2.2.1.
Summary of equity

	06.30.16	12.31.15
Shareholders’ equity under Technical Resolution N° 26	1,115	1,903
Goodwill from the purchase of shares	2	2
Total shareholders’ equity under IFRS	1,117	1,905

2.2.2.
Summary of loss for the period

12.31.15
Loss for the period under Technical Resolution N° 26	(487)
Other operating results, net	72
Income tax	(26)
Loss for the period under IFRS	(441)

9

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.
Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements (Continued)

2.2.3
Explanation of the transition to IFRS

Technical Resolution N° 26 – The Company accounts for investments in subsidiaries under the equity method including any adjustment in the consolidated financial statements, so that the equity and income corresponding to the majority interest resulting from consolidated financial statements filed together with separate financial statements are the same in both sets of financial statements.

IFRS - Investment in entities in which the Company exercises control, are accounted for under equity method. Under this method, the investment is recognized at its original cost and periodically increased (decreased) for the investor share in profits / (losses) and other comprehensive income of the subsidiary and decreased by dividends received from the subsidiary.

In accordance with IFRS 28, paragraph 27, the interest in the investee is computed based on the consolidated financial statements of such investee after any adjustment related to unification of accounting criteria, without regard to any interest that the investee may have in other entities. As a result, the company has recognized its direct interest related to investments in subsidiaries, associates and companies under joint control, based on the consolidated financial statements of such companies.

Below is an outline of the adjustments recorded as explained above in relation to transactions affecting the non-controlling interest reserve of its subsidiaries, associates and entities under joint control where the company holds a direct interest:

●
Acquisition of additional interests in controlled companies: the acquisition price in excess of the book value of the subsidiary is recorded as in increase in assets.
●
Sale of interest in controlling companies where control is not lost: the difference between the sale price charged for the shares and the book value is recorded in the Statements of Income.

The non-controlling interest reserve set up before July 1, 2015 has been reclassified under retained earnings.

10

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.3.
Significant accounting policies

The accounting policies applied in the preparation of these Unaudited Condensed Interim Separate Financial Statements are consistent with those applied in the annual financial statements as of June 30, 2016, except for the changes generated by implementation of Technical Resolution N° 43, as described in Note 2.1.

2.4.
Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

In the preparation of these Unaudited Condensed Interim Separate Financial Statements, the main significant judgments made by Management in applying the Company’s accounting policies and the major sources of uncertainty were the same that the Company used in the preparation of the Separate Financial Statements for the fiscal year ended June 30, 2016.

2.5. Comparability of information

Balance items as of December 31, 2015 and June 30, 2016 shown in these Unaudited Condensed Interim Separate Financial Statements for comparative purposes arise from financial statements then ended.

3.
Acquisitions and disposals

See description of acquisitions and disposals made by the Company and/or its subsidiaries for the six-month period ended December 31, 2016 in Note 4 to the Unaudited Condensed Interim Consolidated Financial Statements.

11

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.
Financial risk management and fair value estimates

The Company’s activities are exposed to a variety of financial risks: market risk (including foreign currency risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk.

The Unaudited Condensed Interim Financial Statements do not include all the information and disclosures of the risk management, so they should be read together with the annual separate financial statements as of June 30, 2016. There have been no changes in the risk management or risk management policies applied by the Company since the end of the annual fiscal year, except for those financial risks incorporated by IDBD's business combination.

5.
Information about principal subsidiaries, associates and joint ventures

The Company conducts its business through several operating and holding subsidiaries, associates and joint ventures. Its main subsidiaries include IRSA CP and Tyrus.

As indicated in Note 1 to the Unaudited Condensed Interim Consolidated Financial Statements, the Company has an indirect participation in IDBD through Tyrus. Factors namely (i) IDBD’s current financial position and need for financing to honor its financial debt and other commitments, (ii) the renegotiation underway with financial creditors, and (iii) the term set by Israel’s governmental authorities to sell the equity interest in Clal and the potential effects of such sale, in particular, on its market value, raise significant uncertainties as to IDBD’s capacity to continue as a going-concern.

The main associates include BHSA and New Lipstick. The main joint ventures include Cyrsa, Puerto Retiro and Baicom.

12

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

5.
Information about principal subsidiaries, associates and joint ventures (Continued)

Detailed below is the evolutions of investments in subsidiaries, associates and joint ventures of the Company, for the six-month period ended December 31, 2016 and for the year ended June 30, 2016:

Subsidiaries, Associates and Joint ventures

	December 31, 2016	June 30, 2016
Beginning of period / year	4,049	2,732
Capital contribution (i)	922	2,907
Merger – Spin-off	-	(165)
Share of profit / (loss), net	2,481	(896)
Cash dividends (ii)	(443)	(286)
Reimbursement of expired dividends	-	10
Acquisition of interest in associates and subsidiaries	(152)	(19)
Acquisition of equity interest (Technical Resolution N° 43)	-	2
Other comprehensive loss	(33)	(269)
Other reserves	-	36
Disposal of subsidiaries, associates and joint ventures	-	(3)
End of the period / year (iii)	6,824	4,049

(i)
During the period capital contributions were made to Tyrus, Llao, Hasa, Palermo Invest S.A., Inversora Bolivar S.A. and Efanur for Ps. 911, Ps. 2, Ps. 3, Ps. 2, Ps. 3 and Ps. 1, respectively. During the fiscal year ended as of June 30, 2016 capital contributions were made to Tyrus and Manibil for Ps. 2,897 and Ps. 10, respectively.
(ii)
During the period Palermo Invest S.A., Inversora Bolívar S.A., ECLSA, CYRSA and IRSA CP distributed dividends to the Company for an amount of Ps. 0.2, Ps. 1, Ps. 0.3, Ps. 7.5 and Ps. 434, respectively. During the year ended June 30, 2016 Palermo Invest S.A., Inversora Bolívar S.A., ECLSA, CYRSA and IRSA CP distributed dividends to the Company for an amount of Ps. 3, Ps. 3, Ps. 3, Ps. 6 and Ps. 271, respectively.
(iii)Includes (Ps. 5) as of June 30, 2016 corresponding to the equity interest in HASA, included in Provisions (Note 15).

13

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

5.
Information about principal subsidiaries, associates and joint ventures (Continued)

Issuer and type of securities	Class / Items	Amount	Value recorded as of 12.31.16	Value recorded as of 06.30.16	Market value as of 12.31.16	Issuer's information						Interest in common stock
						Main activity	Registered office	Last financial statements issued
								Date	Common stock (nominal value)	Profit (loss) for the period	Shareholders´ Equity
IRSA CP	Common shares 1 vote	118,972,532	1,426	1,408	165.00	Real estate	Argentina	12.31.16	126	479	1,510	94.41%
	Higher value		379	387
	Intergroup transactions		(1,611)	(1,671)

BHSA (1)	Common shares 1 vote	73,939,835	271	264	6.18	Financial	Argentina	12.31.16	1,463	124	5,358	5.05%

BACS (1)	Common shares 1 vote	3,984,375	22	21	Not publicly traded	Financial	Argentina	12.31.16	63	12	341	6.38%

Cyrsa	Common shares 1 vote	8,748,270	12	18	Not publicly traded	Real estate	Argentina	12.31.16	17	3	24	50.00%

ECLSA	Common shares 1 vote	77,025,906	290	282	Not publicly traded	Investment	Argentina	12.31.16	80	8	300	96.74%
	Higher value		(2)	(2)

(1)
The balances correspond to the financial statements of BHSA and BACS prepared in accordance with the BCRA standards. For the purpose of the valuation of the investment in the Company, adjustments necessary to adequate the financial statements to IFRS have been considered.

14

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

5.
Information about principal subsidiaries, associates and joint ventures (Continued)

Issuer and type of securities	Class / Items	Amount	Value recorded as of 12.31.16	Value recorded as of 06.30.16	Market value as of 12.31.16	Issuer's information						Interest in common stock
						Main activity	Registered office	Last financial statements issued
								Date	Common stock (nominal value)	Profit (loss) for the period	Shareholders´ Equity
EFANUR	Common shares 1 vote	110,231,290	402	301	Not publicly traded	Investment	Uruguay	12.31.16	130	102	403	100.00%
	Irrevocable contributions		1	-

HASA	Common shares 1 vote	15,366,840	(2)	(5)	Not publicly traded	Hotel	Argentina	12.31.16	19	3	1	80.00%
	Irrevocable contributions		3	-

Inversora Bolívar S.A.	Common shares 1 vote	80,336,817	326	322	Not publicly traded	Investment	Argentina	12.31.16	84	6	346	95.13%
	Irrevocable contributions		3	-
	Higher value		6	6

Llao Llao Resort S.A.	Common shares 1 vote	73,580,206	18	13	Not publicly traded	Hotel	Argentina	12.31.16	147	10	39	50.00%
	Irrevocable contributions		2	-

Manibil	Common shares 1 vote	47,748,880	69	62	Not publicly traded	Real estate	Argentina	12.31.16	97	14	140	49.00%

NFSA	Common shares 1 vote	38,068,999	37	36	Not publicly traded	Hotel	Argentina	12.31.16	50	2	48	76.34%
	Higher value		(14)	(14)

15

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

5.
Information about principal subsidiaries, associates and joint ventures (Continued)

Issuer and type of securities	Class / Items	Amount	Value recorded as of 12.31.16	Value recorded as of 06.30.16	Market value as of 12.31.16	Issuer's information						Interest in common stock
						Main activity	Registered office	Last financial statements issued
								Date	Common stock (nominal value)	Profit (loss) for the period	Shareholders´ Equity
Palermo Invest S.A.	Common shares 1 vote	153,283,988	284	278	Not publicly traded	Investment	Argentina	12.31.16	158	6	295	97.00%
	Irrevocable contributions		2	-
	Intergroup transactions		(30)	(30)

Ritelco S.A.	Common shares 1 vote	94,369,151	479	449	Not publicly traded	Investment	Uruguay	12.31.16	94	29	506	100.00%
	Irrevocable contributions		27	27

Tyrus	Common shares 1 vote	5,422,587,411	(261)	(1,878)	Not publicly traded	Investment	Uruguay	12.31.16	5,885	1,803	4,433	100.00%
	Irrevocable contributions		4,694	3,784
	Higher value		(9)	(9)
Total investments in subsidiaries, associates and joint ventures as of 12.31.16			6,824	-
Total investments in subsidiaries, associates and joint ventures as of 06.30.16			-	4,049

16

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.
Investment properties

Changes in the Company’s investments properties for the six-month period ended December 31, 2016 and for the year ended June 30, 2016 were as follows:

	Period ended December 31, 2016				Fiscal year ended June 30, 2016
	Rental properties	Undeveloped parcels of land	Properties under development	Total	Total
Beginning of the period / year:
Costs	258	164	48	470	447
Accumulated depreciation	(13)	-	-	(13)	(35)
Net book amount	245	164	48	457	412
Changes of the period / year
Additions	-	-	4	4	5
Additions as a result of the merger	-	-	-	-	172
Reclassification to trading properties	-	-	-	-	(67)
Disposals	-	-	-	-	(63)
Depreciation (i)	-	-	(1)	(1)	(2)
Net book amount at the period / year-end	245	164	51	460	457
End of the period / year:
Costs	258	164	52	474	470
Accumulated depreciation	(13)	-	(1)	(14)	(13)
Net book amount	245	164	51	460	457

(i)
Depreciation charges of investment properties were included in “Costs” in the Statements of Income (Note 19).

The following amounts have been recognized in the Statements of Income:

	December 31, 2016	December 31, 2015
Rental and services income (Note 18)	18	37
Cost of rental and services (Note 19)	(6)	(11)
Cost of sales and developments (Note 19)	(6)	(4)
Gain from disposal of investment property	-	729

17

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

7.
Property, plant and equipment

Changes in Company’s property, plant and equipment for the six-month period ended December 31, 2016 and for the year ended June 30, 2016 were as follows:

	Period ended December 31, 2016				Fiscal year ended June 30, 2016
	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Total	Total
Beginning of the period / year:
Costs	14	3	14	31	29
Accumulated depreciation	(13)	(3)	(12)	(28)	(26)
Net book amount	1	-	2	3	3
Changes of the period / year
Book amount at the beginning of the year	1	-	2	3	3
Additions	-	-	1	1	1
Depreciation (i)	-	-	-	-	(1)
Net book amount at the period / year-end	1	-	3	4	3
End of the period / year:
Costs	14	3	15	32	31
Accumulated depreciation	(13)	(3)	(12)	(28)	(28)
Net book amount	1	-	3	4	3

(i)
Depreciation charges of property, plant and equipment were included in “Costs” and “General and administrative expenses” in the Statements of Income.

18

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

8.
Trading properties

Changes in the Company’s trading properties for the six-month period ended December 31, 2016 and for the year ended June 30, 2016 were as follows:

	Period ended December 31, 2016			Fiscal year ended June 30, 2016
	Completed properties	Properties under development	Total	Total

Beginning of the period / year	3	75	78	11
Additions	-	5	5	-
Reclassification of investment properties	-	-	-	67
End of the period / year	3	80	83	78

	December 31, 2016	June 30, 2016
Net book amount
Non-current	75	70
Current	8	8
Total	83	78

9.
Intangible assets

Changes in Company’s intangible assets for the six-month period ended December 31, 2016 and for the year ended June 30, 2016 were as follows:

	Period ended December 31, 2016			Fiscal year ended June 30, 2016
	Rights to receive future units from barter (i)	Others	Total	Total

Beginning of the period / year:
Costs	52	2	54	54
Accumulated depreciation	-	(2)	(2)	(2)
Net book amount	52	-	52	52
Changes of the period / year
Additions	-	1	1	-
Disposals (i)	(52)	-	(52)	-
Net book amount at the period / year-end	-	1	1	52
End of the period / year:
Costs	-	3	3	54
Accumulated depreciation	-	(2)	(2)	(2)
Net book amount	-	1	1	52
(i)
See Note 13 to the Unaudited Condensed Interim Consolidated Financial Statements.

19

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

10.
Financial instruments by category

Determination of fair values

The note shows the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line item in the Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information related to fair value hierarchy see Note 14 to the Unaudited Condensed Interim Consolidated Financial Statements.

The following table shows the financial assets and financial liabilities of the Company that are measured at fair value through profit or loss as of December 31 and June 30, 2016 and their allocation to the fair value hierarchy.

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
December 31, 2016
Assets as per statements of financial position
Trade and other receivables (excluding allowance for doubtful accounts) (Note 11)	164	-	-	-	164	395	559
Investments in financial assets:
- Mutual funds	-	2	-	-	2	-	2
- NCN related parties (Note 22)	137	-	-	-	137	-	137
Cash and cash equivalents:
- Cash at bank and on hand	22	-	-	-	22	-	22
Total	323	2	-	-	325	395	720

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
Liabilities as per statements of financial position
Trade and other payables (Note 14)	73	-	-	-	73	729	802
Borrowings (Note 16)	4,902	-	-	-	4,902	-	4,902
Total	4,975	-	-	-	4,975	729	5,704

20

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

10.
Financial instruments by category (Continued)

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
June 30, 2016
Assets as per statements of financial position
Trade and other receivables (excluding allowance for doubtful accounts) (Note 11)	127	-	-	-	127	40	167
Investments in financial assets:
- Mutual funds	-	2	-	-	2	-	2
- Government bonds	-	1	-	-	1	-	1
- NCN related parties (Note 22)	121	-	-	-	121	-	121
Cash and cash equivalents:
- Cash at bank and on hand	6	-	-	-	6	-	6
Total	254	3	-	-	257	40	297

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
Liabilities as per statements of financial position
Trade and other payables (Note 14)	101	-	-	-	101	666	767
Borrowings (Note 16)	3,471	-	-	-	3,471	-	3,471
Total	3,572	-	-	-	3,572	666	4,238

During the period ended December 31, 2016 there were no transfers between levels of the fair value hierarchy.

As of December 31, 2016 there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the group.

21

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

11.
Trade and other receivables

Company’s trade and other receivables, as of December 31 and June 30, 2016 are as follows:

	Note	December 31, 2016	June 30, 2016
Non-current
Receivables from the sale of properties	22	26	29
Leases and services receivables		7	8
Total non-current trade receivables		33	37
VAT receivables		54	6
Loans granted	22	44	-
Prepaid expenses		27	19
Total non-current other receivables		125	25
Total non-current trade and other receivables		158	62
Current
Sale, leases and services receivables	22	39	35
Less: Allowance for doubtful accounts		(4)	(4)
Total current trade accounts receivables		35	31
Advance payments		281	4
Borrowings, deposits and other debit balances	22	46	53
Receivable for agreement with TGLT (i)		25	-
Tax receivables		5	6
Others		3	3
Prepaid expenses		2	4
Total current other receivables		362	70
Total current trade and other receivables		397	101
Total trade and other receivables		555	163

(i) See Note 13 to the Unaudited Condensed Interim Consolidated Financial Statements.

Movements on the Company’s allowance for doubtful accounts are as follows:

	December 31, 2016	June 30, 2016
Beginning of the period / year	4	10
Recovery of the period / year	-	(6)
End of the period / year	4	4

The creation and release of provision for impaired receivables have been included in “Selling expenses” in the Statements of Income (Note 19). Amounts charged to the allowance for doubtful accounts are generally written off, when there is no expectation of recovery.

22

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

12.
Cash flow information

Following is a detailed description of cash flows generated by the Company’s operations for the six-month periods ended December 31, 2016 and 2015:

	Note	December 31, 2016	December 31, 2015
Profit / (Loss) for the period		2,067	(441)
Adjustments for:
Income tax	17	(180)	159
Depreciation and amortization	19	1	3
Loss from disposal of investment properties	6	-	(729)
Loss from disposal of associates		-	(75)
Share-based payments		-	3
Changes in fair value of investments in financial assets	21	(1)	160
Loss from derivative financial instruments	21	-	(90)
Financial results, net		472	397
Derecognition of intangible assets by TGLT agreement		27	-
Provisions	15	4	7
Share of (loss) / profit of subsidiaries, associates and joint ventures	5	(2,481)	542
(Increase) / Decrease in trade and other receivables		(62)	133
(Decrease) / Increase in trade and other payables		(82)	11
Net cash (used in) / generated by operating activities		(235)	80

Additional information	12.31.16	12.31.15
Reserve for share-based payments	6	9
Currency translation adjustment	(33)	60
Changes of interest in subsidiaries	152	62
Increase in borrowings through an increase in investments in financial assets	-	229
Use of tax loss carryforwards	-	88
Increase in investments in financial assets through an increase in trade and other payables	-	180
Increase in dividends receivable through a decrease in equity investments in subsidiaries, associates and joint ventures	443	280
Decrease in dividends receivable through a decrease in borrowings granted to subsidiaries	9	242
Decrease in dividends receivable through an increase in investment in subsidiaries	434	-
Decrease in dividends receivable through a decrease in trade payables	-	36
Decrease in income tax payable, offset against tax credit	25	-
Increase in borrowings from subsidiaries, associates and joint ventures through a decrease in borrowings granted to subsidiaries, associates and joint ventures	16	-
Increase in borrowings from subsidiaries, associates and joint ventures through an increase in trade and other receivables	167	-
Decrease in intangible assets through an increase in other receivables	24	-

23

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

13.
Equity

On October 31, 2016, the annual Shareholders' Meeting of the Company approved the appropriation of loss for the fiscal year ended June 30, 2016 in the amount of Ps. 1,254, which is to be partially absorbed by the special reserve that was set up in an amount of Ps. 4 to record initial adjustments related to the adoption of IFRS. The remaining balance, that is a loss of Ps. 1,250, was charged to Retained Earnings. In addition, it decided to reallocate Ps. 26 from the reserve for future dividends to setting up a legal reserve.

See Note 17 to the Unaudited Condensed Interim Consolidated Financial Statements.

14.
Trade and other payables

Company’s trade and other payables as of December 31 and June 30, 2016 are as follows:

	Note	December 31, 2016	June 30, 2016
Non-current
Customers advances	22	710	568
Tenant deposits		-	1
Total non-current trade payables		710	569
Tax amnesty plan for payable taxes		2	2
Tax on shareholders’ personal assets		1	-
Total non-current other payables		3	2
Total non-current trade and other payables		713	571
Current
Trade payables	22	53	66
Invoices to be received		7	34
Customers advances	22	2	5
Total current trade payables		62	105
Long-term incentive plan	22	18	22
Other tax payables		8	68
Tax on shareholders’ personal assets		1	1
Total current other payables		27	91
Total current trade and other payables		89	196
Total trade and other payables		802	767

24

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

15.
Provisions

The table below shows the movements in Company's provisions:

	Labor, legal and other claims	Investments in associates and joint ventures (i)	Total
At June 30, 2016	30	5	35
Additions	6	-	6
Decreases	(2)	(5)	(7)
At December 31, 2016	34	-	34

(iii)
Corresponds to the equity interest in HASA with negative equity.

The breakdown of total current and non-current provisions is as follows:

	December 31, 2016	June 30, 2016
Non-current	33	7
Current	1	28
Total	34	35

25

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.
Borrowings

Company’s borrowings as of December 31, 2016 and June 30, 2016 are as follows:
						Book value
	Secured / unsecured	Currency	Rate	Interest rate %	Capital nominal value in million issue currency	December 31, 2016	June 30, 2016
Non-current
IRSA NCN due 2020	Unsecured	US$	Fixed	11.50%	75	1,124	1,063
IRSA NCN due 2019	Unsecured	Ps.	Floating	Badlar + 299 points	384	381	-
IRSA NCN due 2019	Unsecured	US$	Fixed	7.00%	184	2,890	-
Total non-current borrowings						4,395	1,063
Related parties (Note 22)						28	161
Total non-current borrowings						4,423	1,224
Current
IRSA NCN due 2017	Unsecured	Ps.	Floating	Badlar + 450 points	11	11	11
IRSA NCN due 2017	Unsecured	US$	Fixed	8.50%	-	-	1,159
IRSA NCN due 2020	Unsecured	US$	Fixed	11.50%	75	58	56
IRSA NCN due 2019	Unsecured	Ps.	Floating	Badlar + 299 points	384	5	-
IRSA NCN due 2019	Unsecured	US$	Fixed	7.00%	184	10	-
Bank overdrafts	Unsecured	Ps.	Floating	28.97%	-	187	859
Total current borrowings						271	2,085
Related parties (Note 22)						208	162
Total current borrowings						479	2,247
Total borrowings						4,902	3,471

26

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.
Borrowings (Continued)

Related parties breakdown:

						Book value
	Secured / unsecured	Currency	Rate	Interest rate %	Capital nominal value in million issue currency	December 31, 2016	June 30, 2016
Non-current
Inversora Bolívar S.A.	Unsecured	Ps.	Floating	Badlar	6	6	6
Nuevas Fronteras S.A.	Unsecured	Ps.	Floating	Badlar	-	-	30
Ritelco S.A.	Unsecured	US$	Floating	Libor 3m + 200 points	-	-	125
Panamerican Mall S.A.	Unsecured	US$	Fixed	7%	1	22	-
Total non-current related parties borrowings						28	161
Current
Cyrsa S.A…	Unsecured	Ps.	Floating	Badlar	13	7	14
Nuevas Fronteras S.A.	Unsecured	Ps.	Floating	Badlar	21	33	-
IRSA CP	Unsecured	US$	Fixed	Libor 12m + 200 points	11	168	66
Ritelco S.A.	Unsecured	US$	Floating	Libor 3m + 200 points	-	-	9
Ritelco S.A.	Unsecured	US$	Floating	4%	-	-	73
Total current related parties borrowings						208	162
Total related parties borrowings						236	323

27

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

17.
Current and deferred income tax

The provision for the Company’s income tax are as follows:

	December 31, 2016	December 31, 2015
Current income tax	55	32
Deferred income tax	(235)	127
Income tax (Gain) / Loss	(180)	159

The gross movement on the deferred income tax account is as follows:

	December 31, 2016	June 30, 2016
Beginning of the period /year	345	283
Use of tax loss carryforwards	-	(318)
Income tax expense	235	380
End of period / year	580	345

Below is a reconciliation between income tax expense and the amount that would arise using the income tax rate applicable to profit before income tax for the six-month periods ended December 31, 2016 and 2015:

	December 31, 2016	December 31, 2015
Net income at tax rate	661	(99)
Permanent differences:
Share of (profit) / loss of subsidiaries, associates and joint ventures	(843)	255
Non-deductible expenses and others	2	3
Income tax (Gain) / Loss	(180)	159

28

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

18.
Revenues

	December 31, 2016	December 31, 2015
Rental and averaging of scheduled rental escalation	15	29
Property management fees	1	2
Total income from sales, rents and services	16	31
Expenses	2	6
Total revenues	18	37

19.
Expenses by nature

The Company disclosed expenses in the Statements of Income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”.

The following tables provide the additional required disclosure of expenses by nature and their relationship to the function within the Company.

29

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

19.
Expenses by nature (Continued)

For the period ended December 31, 2016:

	Costs
	Rental and services´ costs	Costs of sales and developments	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel expenses	-	1	37	5	43
Fees and payments for services	-	-	18	-	18
Director´s fees	-	-	15	-	15
Advertising and other selling expenses	-	-	-	7	7
Maintenance, security, cleaning, repairs and others	2	3	-	-	5
Taxes, rates and contributions	1	2	-	1	4
Traveling, transportation and stationery	-	-	4	-	4
Public services and others	1	-	2	-	3
Leases and service charges	1	-	1	-	2
Amortization and depreciation	1	-	-	-	1
Total expenses by nature	6	6	77	13	102

30

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

19.
Expenses by nature (Continued)

For the period ended December 31, 2015:

	Costs of sales and developments	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel expenses	-	28	4	35
Fees and payments for services	-	12	-	12
Director´s fees	-	10	-	10
Advertising and other selling expenses	-	-	1	1
Maintenance, security, cleaning, repairs and others	3	1	-	7
Taxes, rates and contributions	1	-	3	6
Traveling, transportation and stationery	-	4	-	4
Public services and others	-	2	-	2
Leases and service charges	-	2	-	2
Amortization and depreciation	-	-	-	3
Allowances for doubtful accounts	-	-	5	5
Total expenses by nature	4	59	13	87

31

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

20.
Other operating results, net

	December 31, 2016	December 31, 2015
Tax on shareholders’ personal assets	(1)	(1)
Gain from disposal of equity interest in associates, subsidiaries and / or joint ventures	-	75
Donations	(4)	(3)
Judgements and other contingencies (i)	(7)	(3)
TGLT agreement result (ii)	(27)	-
Others	1	-
Total other operating results, net	(38)	68

(i) Includes legal costs and expenses.
(ii) See Note 13 to the Unaudited Condensed Interim Consolidated Financial Statements.

21.
Financial results, net

	December 31, 2016	December 31, 2015
Finance income:
- Interest income	19	147
- Foreign exchange gain	25	982
Total finance income	44	1,129
Finance costs:
- Interest expense	(269)	(291)
- Foreign exchange loss	(231)	(1,240)
- Cost from repayment of borrowings	2	-
- Other finance costs	(19)	(15)
Total finance costs	(517)	(1,546)
Other financial results:
- Fair value gain / (loss) of financial assets	1	(160)
- Gain on derivative financial instruments, net	-	90
Total other financial results	1	(70)
Total financial results, net	(472)	(487)

32

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

22.
     Related party transactions

The following is a summary of the balances with related parties as of December 31, 2016:

Related party	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables current	Trade and other receivables non-current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
CRESUD	Corporate services	-	-	-	4	-	-	-	-
	Leases	-	-	-	4	-	-	-	-
	Reimbursement of expenses	-	-	-	-	-	(9)	-	-
Total Parent Company		-	-	-	8	-	(9)	-	-
ECLSA	Other receivables	-	-	-	1	-	-	-	-
IRSA CP	Reimbursement of expenses	-	-	-	-	-	(16)	-	-
	Corporate services	-	-	-	-	-	(10)	-	-
	Long-term incentive program	-	-	-	-	-	(18)	-	-
	Leases	-	-	-	-	-	(1)	-	-
	Borrowings	-	-	-	-	-	-	-	(168)
	Advance	-	-	-	-	(495)	-	-	-
Palermo Invest S.A.	Dividends receivables	-	-	-	3	-	-	-	-
	Other receivables	-	-	-	1	-	-	-	-
	Borrowings	-	-	4	-	-	-	-	-
Inversora Bolívar S.A.	Borrowings	-	-	-	-	-	-	(6)	-
HASA	Hotel services	-	-	-	-	-	(3)	-	-
Llao Llao Resorts S.A.	Hotel services	-	-	-	1	-	-	-	-
Manibil S.A.	Borrowings	-	-	40	1	-	-	-	-
NFSA	Management fees	-	-	-	5	-	-	-	-
	Borrowings	-	-	-	-	-	-	-	(33)
Total Subsidiaries		-	-	44	12	(495)	(48)	(6)	(201)

33

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

22.
Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Fibesa S.A.	Long-term incentive program	-	-	-	12	-	-	-	-
PAMSA	Long-term incentive program	-	-	-	1	-	-	-	-
	NCN	-	-	-	-	-	-	(22)	-
NPSF	Long-term incentive program	-	-	-	1	-	-	-	-
Total Subsidiaries IRSA CP		-	-	-	14	-	-	(22)	-
Irsa International LLC	Reimbursement of expenses	-	-	-	1	-	-	-	-
New Lipstick	Reimbursement of expenses	-	-	-	4	-	-	-	-
Total Subsidiaries TYRUS		-	-	-	5	-	-	-	-
BHSA	Reimbursement of expenses	-	-	-	-	-	(1)	-	-
BACS	NCN	121	16	-	-	-	-	-	-
Total Associates		121	16	-	-	-	(1)	-	-
CYRSA	Other receivables	-	-	-	3	-	-	-	-
	Borrowings	-	-	-	-	-	-	-	(7)
Total Joint Ventures		-	-	-	3	-	-	-	(7)
Consultores	Reimbursement of expenses	-	-	-	4	-	-	-	-
Total Other related parties		-	-	-	4	-	-	-	-
Directors	Advances	-	-	-	4	-	-	-	-
Total Directors		-	-	-	4	-	-	-	-
Total		121	16	44	50	(495)	(58)	(28)	(208)

34

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

22.
Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2016:

Related party	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
CRESUD	Corporate services	-	-	-	-	(23)	-	-
	Reimbursement of expenses	-	-	-	-	(5)	-	-
	Long-term incentive program	-	-	1	-	-	-	-
	Leases	-	-	3	-	-	-	-
Total Parent Company		-	-	4	-	(28)	-	-
IRSA CP	Reimbursement of expenses	-	-	-	-	(9)	-	-
	Corporate services	-	-	-	-	(20)	-	-
	Long-term incentive program	-	-	-	-	(22)	-	-
	Sale of property	-	-	-	(377)	-	-	-
	Leases	-	-	-	-	(1)	-	-
	Borrowings	-	-	-	-	-	-	(66)
	Other Liabilities	-	-	-	-	(2)	-	-
ECLSA	Other receivables	-	-	1	-	-	-	-
Palermo Invest S.A.	Dividends receivables	-	-	3	-	-	-	-
	Other receivables	-	-	1	-	-	-	-
	Borrowings	-	-	4	-	-	-	-
Ritelco S.A.	Borrowings	-	-	-	-	-	(125)	(82)
Inversora Bolívar S.A.	Borrowings	-	-	-	-	-	(6)	-
HASA	Hotel services	-	-	-	-	(3)	-	-
Llao Llao Resorts S.A.	Hotel services	-	-	2	-	-	-	-
NFSA	Management fees	-	-	3	-	-	-	-
	Borrowings	-	-	-	-	-	(30)	-
Total Subsidiaries		-	-	14	(377)	(57)	(161)	(148)

35

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

22.
Related party transactions (Continued)

Related party	Description of transaction	Investments in financial instruments non-current	Investments in financial instruments current	Trade and other receivables current	Trade and other payables current	Trade and other payables non-current	Borrowings current	Borrowings non-current
Fibesa S.A.	Long-term incentive program	-	-	11	-	-	-	-
PAMSA	Long-term incentive program	-	-	1	-	-	-	-
Total subsidiaries IRSA CP		-	-	12	-	-	-	-
Irsa International LLC	Reimbursement of expenses	-	-	1	-	-	-	-
Real Estate Strategies Group LP	Reimbursement of expenses	-	-	4	-	-	-	-
New Lipstick	Reimbursement of expenses	-	-	4	-	-	-	-
Imadison LLC	Reimbursement of expenses	-	-	3	-	-	-	-
Total Subsidiaries TYRUS		-	-	12	-	-	-	-
BHSA	Reimbursement of expenses	-	-	-	-	(1)	-	-
BACS	NCN	100	21	-	-	-	-	-
Total Associates		100	21	-	-	(1)	-	-
CYRSA	Other receivables	-	-	3	-	-	-	-
	Borrowings	-	-	-	-	-	-	(14)
Total Joint Ventures		-	-	3	-	-	-	(14)
NPSF	Long-term incentive program	-	-	1	-	-	-	-
Quality	Reimbursement of expenses	-	-	1	-	-	-	-
Total Joint Ventures IRSA CP		-	-	2	-	-	-	-
Consultores	Reimbursement of expenses	-		4	-	-	-	-
Total Other related parties		-	-	4	-	-	-	-
Directors	Advances	-	-	4	-	-	-	-
Total Directors		-	-	4	-	-	-	-
Total		100	21	55	(377)	(86)	(161)	(162)

36

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

22.
Related party transactions (Continued)

The following is a summary of the transactions with related parties for the six-month period ended December 31, 2016:

Related party	Leases and/or rights of use	Fees	Corporate services	Financial operations	Donations
CRESUD	1	-	(22)	-	-
Total Parent Company	1	-	(22)	-	-
IRSA CP	(1)	-	(10)	(4)	-
Ritelco S.A.	-	-	-	(1)	-
Manibil	-	-	-	4	-
NFSA	-	1	-	(2)	-
Total Subsidiaries	(1)	1	(10)	(3)	-
BACS	-	-	-	16	-
Total Associates	-	-	-	16	-
CYRSA	-	-	-	(2)	-
Total Joint Ventures	-	-	-	(2)	-
Estudio Zang, Bergel & Viñes	-	(2)	-	-	-
Fundación IRSA	-	-	-	-	(4)
Total Other related parties	-	(2)	-	-	(4)
Senior Management	-	(1)	-	-	-
Directors	-	(15)	-	-	-
Total Directors and Senior Management	-	(16)	-	-	-
Total	-	(17)	(32)	11	(4)

37

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

22.
Related party transactions (Continued)

The following is a summary of the transactions with related parties for the six-month period ended December 31, 2015:

Related party	Leases and/or rights of use	Fees	Corporate services	Financial operations	Donations
CRESUD	1	-	(15)	(7)	-
Total Parent Company	1	-	(15)	(7)	-
IRSA CP	(1)	-	(10)	1,059	-
ECLSA	-	-	-	(1)	-
Inversora Bolívar S.A.	-	-	-	(1)	-
Ritelco S.A.	-	-	-	(51)	-
NFSA	-	1	-	(2)	-
HASA	-	-	-	(1)	-
Total Subsidiaries	(1)	1	(10)	1,003	-
ERSA	-	-	-	(1)	-
Total Subsidiaries IRSA CP	-	-	-	(1)	-
Irsa International LLC	-	-	-	(1)	-
Total Subsidiaries Tyrus	-	-	-	(1)	-
BACS	-	-	-	10	-
Total Associates	-	-	-	10	-
CYRSA	-	-	-	(1)	-
Total Joint Ventures	-	-	-	(1)	-
Estudio Zang, Bergel & Viñes	-	(1)	-	-	-
Fundación IRSA	-	-	-	-	(3)
Total Other related parties	-	(1)	-	-	(3)
Senior Management	-	(1)	-	-	-
Directors	-	(10)	-	-	-
Total Directors and Senior Management	-	(11)	-	-	-
Total	-	(11)	(25)	1,003	(3)

38

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

23.
CNV General Resolution N° 622/13

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622/13, below there is a detail of the notes to the Unaudited Condensed Interim Separate Financial Statements that disclosure the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 6 Investment properties and Note 7 Property, plant and equipment
Exhibit B - Intangible assets	Note 9 Intangible assets
Exhibit C - Equity investments	Note 5 Information about principal subsidiaries, associates and joint ventures
Exhibit D - Other investments	Note 10 Financial instruments by category
Exhibit E – Provisions	Note 11 Trade and other receivables and Note 15 Provisions
Exhibit F- Cost of sales and services provided	Note 8 Trading properties and Note 19 Expenses by nature
Exhibit G - Foreign currency assets and liabilities	Note 24 Foreign currency assets and liabilities

39

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

24.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items	Amount of foreign currency (1)	Prevailing exchange rate (2)	Total as of 12.31.16	Amount of foreign currency (1)	Prevailing exchange rate (2)	Total as of 06.30.16
Assets
Trade and other receivables
US Dollar	3.390	15.79	54	3.70	14.600	55
Receivables with related parties:
US Dollar	3.404	15.89	54	1.161	14.700	16
Total Trade and other receivables			108			71
Investments in financial assets
US Dollar	0.105	15.79	2	0.2	14.600	3
Total Investments in financial assets			2			3
Cash and cash equivalents
US Dollar	1.311	15.79	21	0.34	14.600	5
Euros	0.076	16.6253	1	0.06	16.6075	1
Total Cash and cash equivalents			22			6
Total Assets as of 12.31.16			132			-
Total Assets as of 06.30.16			-			80
Liabilities
Trade and other payables
US Dollar	2.139	15.89	34	2	14.700	31
Swiss Francs	0.060	15.6355	1
Payables with related parties:
US Dollar	0.818	15.89	13	0.48	14.700	7
Israeli Shekel				0.46	3.8921	2
Total Trade and other payables			48			40
Borrowings
US Dollar	259.62	15.89	4,125	155	14.700	2,279
Borrowings with related parties:
US Dollar	10.589	15.89	168	18.57	14.700	273
Total Borrowings			4,293			2,552
Total Liabilities as of 12.31.16			4,341			-
Total Liabilities as of 06.30.16			-			2,592

(4) Considering foreign currencies those that differ from Company’s functional currency at each period/year-end.
(5) Exchange rate as of December 31, 2016 and June 30, 2016 according to Banco Nación Argentina records.

40

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

25.
CNV General Resolution N° 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Resolution N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Company has entrusted the storage of certain non-sensitive and old information to the following providers:

Storage of documentation responsible	Location
Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, Autonomous City of Buenos Aires
Pedro de Mendoza 2143, Autonomous City of Buenos Aires
Saraza 6135, Autonomous City of Buenos Aires
Azara 1245, Autonomous City of Buenos Aires
Polígono industrial Spegazzini, Autopista Ezeiza Km 45, Cañuelas, Province of Buenos Aires
Cañada de Gómez 3825, Autonomous City of Buenos Aires

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of section I, Chapter V, Title II of the RULES (2013 as amended) are available at the registered office.

On February 5, 2014 there was a widely known fire in Iron Mountain’s warehouse. Such company is a supplier of the Company and Company’s documentation was being kept in the mentioned warehouse. Based on the internal review carried out by the Company, duly reported to the CNV on February 12, 2014, the information kept at the Iron Mountain premises that were on fire do not appear to be sensitive or capable of affecting normal operations.

26.
Negative working capital

As of December 31, 2016, the Company has recorded a negative working capital of Ps. 134, which is permanently under consideration of the Board of Directors and Management.

41

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

27.
Subsequent events

See other subsequent events in Note 31 to Unaudited Condensed Interim Consolidated Financial Statements.

42

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,
Chapter III, Title IV of the National Securities Commission Regulations
Statement of Financial Position as of December 31, 2016
Stated in millions of pesos
Free translation from the original prepared in Spanish for publication in Argentina

1.
Specific and significant systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.
Significant changes in the Company´s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

See Note 2.1.

3.
Receivables and liabilities by maturity date.

Items		Falling due	Without term	Without term	To be due								Total
		12.31.16	Current	Non-current	Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on
Accounts receivables	Trade and other receivables	23	27	-	107	83	79	78	111	31	9	7	555
	Total	23	27	-	107	83	79	78	111	31	9	7	555
Liabilities	Trade and other payables	16	-	-	65	1	1	6	1	710	-	2	802
	Borrowings	-	-	-	278	33	-	168	-	3,293	1,130	-	4,902
	Salaries and social security liabilities	-	1	-	1	-	-	-	-	-	-	-	2
	Provisions	-	1	33	-	-	-	-	-	-	-	-	34
	Total	16	2	33	344	34	1	174	1	4,003	1,130	2	5,740

43

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,
Chapter III, Title IV of the National Securities Commission Regulations
Statement of Financial Position as of December 31, 2016
Stated in millions of pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.a.
Breakdown of accounts receivable and liabilities by maturity and currency.

Items		Current			Non-current			Totals
		Local currency	Foreign currency	Total	Local currency	Foreign currency	Total	Local currency	Foreign currency	Total

Accounts receivables	Trade and other receivables	354	43	397	93	65	158	447	108	555
	Total	354	43	397	93	65	158	447	108	555
Liabilities	Trade and other payables	75	14	89	679	34	713	754	48	802
	Borrowings	243	236	479	366	4,057	4,423	609	4,293	4,902
	Salaries and social security liabilities	2	-	2	-	-	-	2	-	2
	Provisions	1	-	1	33	-	33	34	-	34
	Total	321	250	571	1,078	4,091	5,169	1,399	4,341	5,740

4.b.
Breakdown of accounts receivable and liabilities by adjustment clause.

On December 31, 2016 there are no receivables and liabilities subject to adjustment clause.

44

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,
Chapter III, Title IV of the National Securities Commission Regulations
Statement of Financial Position as of December 31, 2016
Stated in millions of pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.c.
Breakdown of accounts receivable and liabilities by interest clause.

Items		Current				Non-current				Accruing interest		Non- Accruing interest	Total
		Accruing interest		Non-accruing interest	Total	Accruing interest		Non-accruing interest	Total
		Fixed rate	Floating rate			Fixed rate	Floating rate			Fixed rate	Floating rate
Accounts receivables	Trade and other receivables	20	-	377	397	66	4	88	158	86	4	465	555
	Total	20	-	377	397	66	4	88	158	86	4	465	555
Liabilities	Trade and other payables	-	-	89	89	3	-	710	713	3	-	799	802
	Borrowings	236	243	-	479	4,036	387	-	4,423	4,272	630	-	4,902
	Salaries and social security liabilities	-	-	2	2	-	-	-	-	-	-	2	2
	Provisions	-	-	1	1	-	-	33	33	-	-	34	34
	Total	236	243	92	571	4,039	387	743	5,169	4,275	630	835	5,740

45

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,
Chapter III, Title IV of the National Securities Commission Regulations
Statement of Financial Position as of December 31, 2016
Stated in millions of pesos
Free translation from the original prepared in Spanish for publication in Argentina

5.
Related parties.

a.
Interest in related parties:

Name of the entity	% of ownership interest held by the Group
Direct Controlling interest of IRSA:
IRSA CP	94.41%
Ecommerce Latina S.A	96.74%
Efanur S.A.	100.00%
Hoteles Argentinos S.A.	80.00%
Inversora Bolívar S.A.	95.13%
Llao Llao Resorts S.A.	50.00%
Nuevas Fronteras S.A.	76.34%
Palermo Invest S.A.	97.00%
Ritelco S.A.	100.00%
Tyrus S.A.	100.00%

b.
Related parties debit/credit balances. See Note 22 to the Unaudited Condensed Interim Separate Financial Statements.

6.
Loans to directors.

See Note 24 to the Unaudited Condensed Interim Separate Financial Statements.

7.
Physical inventory.

In view of the nature of the inventories, no physical inventories are performed and there are no slow turnover assets.

8.
Current values.

See Notes 6, 7, 8 and 10 to the Unaudited Condensed Interim Separate Financial Statements.

9.
Appraisal revaluation of property, plant and equipment.

None.

46

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,
Chapter III, Title IV of the National Securities Commission Regulations
Statement of Financial Position as of December 31, 2016
Stated in millions of pesos
Free translation from the original prepared in Spanish for publication in Argentina

10.
Obsolete unused property, plant and equipment.

None.

11.
Equity interest in other companies in excess of that permitted by section 31 of Law N° 19,550.

None.

12.
Recovery values.

See Notes 6, 7, 8 and 10 to the Unaudited Condensed Interim Separate Financial Statements.

13.
Insurances.

Insured Assets.

Real Estate	Insured amounts (1)	Accounting values	Risk covered
Bouchard 551	2	8	All operational risk with additional coverage and minor risks
Maipú 1300	2	5	All operational risk with additional coverage and minor risks
Libertador 498	3	4	All operational risk with additional coverage and minor risks
Santa María del Plata	0.053	171	All operational risk with additional coverage and minor risks
Casona Abril	4	3	All operational risk with additional coverage and minor risks
Catalinas Norte plot of land	2	131	All operational risk with additional coverage and minor risks
Subtotal	13	322
Single policy	15,000	-	Third party liability

(1) The insured amounts are in US dollars.

In our opinion, the above-described insurance policies cover current risks adequately.

47

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,
Chapter III, Title IV of the National Securities Commission Regulations
Statement of Financial Position as of December 31, 2016
Stated in millions of pesos
Free translation from the original prepared in Spanish for publication in Argentina

14.
Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholder´s equity.

None.

15.
Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company´s financial position have not been recognized.

Not applicable.

16. Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

17. Unpaid accumulated dividends on preferred shares.

None.

18. Restrictions on distributions of profits.

According to the Argentine law, 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution.

In addition, according to CNV General Resolution N° 609/12, a special reserve was constituted which could not be released to make distributions in cash or in kind. See Note 21 to the Unaudited Condensed Interim Consolidated Financial Statements.

IRSA NCN due 2017, 2019 and 2020 contain certain customary covenants and restrictions, including amount others, limitations for the incurrence of additional indebtedness, restricted payments, disposal of assets, and entering into certain transactions with related companies. Restricted payments include restrictions on the payment of dividends.

Autonomous City of Buenos Aires February 13, 2017.

48

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM SEPARATE FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA Inversiones y Representaciones Sociedad Anónima
Legal address: Bolivar 108 – 1° floor
Autonomous City Buenos Aires
Tax Code No. 30-52532274-9

Introduction

We have reviewed the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima (hereinafter “the Company”) which included the unaudited condensed interim separate statement of financial position as of December 31, 2016, and the unaudited condensed interim separate statements of income and comprehensive income for the six-month period and three-month period ended December 31, 2016 the unaudited condensed interim separate statements of changes in shareholders’ equity and the unaudited condensed interim separate statements of cash flows for the six-month period ended December 31, 2016 and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2016 and the interim periods within that fiscal period are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with the International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB) and, for this reason, is responsible for the preparation and presentation of the unaudited condensed interim separate financial statements above mentioned in the introductory paragraph according to the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34).

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM SEPARATE FINANCIAL STATEMENTS (Continued)

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina in Technical Resolution No. 33 of the FACPCE, without modification as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim separate financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate statement of financial position, the separate statement of income, the separate statement of comprehensive income and the separate statement of cash flows of the Company.

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim separate financial statements above mentioned in the introductory paragraph of this report have not been prepared in all material respects in accordance with International Accounting Standard 34.

Emphasis paragraph

Without modifying our conclusion, we want to refer to the information included in Note 5 of these unaudited condensed interim separate financial statements.

Report on compliance with current regulations

In accordance with current regulations, we report about IRSA Inversiones y Representaciones Sociedad Anónima that:

a)
the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima are being processed for recording in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from accounting records carried in all formal respects in accordance with applicable legal provisions;
c)
we have read the additional information to the notes to the unaudited condensed interim separate statements required by section 68 of the listing regulations of the Buenos Aires Stock Exchange and by section 12 of Chapter III Title IV of the text of the National Securities Commission, on which, as regards those matters that are within our competence, we have no observations to make;

d)
at December 31, 2016, the debt of IRSA Inversiones y Representaciones Sociedad Anónima owed in favor of the Argentina Integrated Pension System which arises from accounting records and submissions amounted to Ps. 87,714 which was no callable at that date.

Autonomous City of Buenos Aires, February 13, 2017.

PRICE WATERHOUSE & CO. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Carlos Martín Barbafina Public Accountant (UCA) C.P.C.E.C.A.B.A. Tº 175 Fº 65	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E. C.A.B.A. T° 1 F° 30 Marcelo Héctor Fuxman Public Accountant (UBA) C.P.C.E.C.A.B.A. T° 134 F° 85

Buenos Aires, February 13, 2017 - IRSA Inversiones y Representaciones Sociedad Anónima (NYSE: IRS) (BASE: IRSA), Argentina’s leading real estate company, announces today the results of its operations for the six month period of FY 2017 ended December 31, 2016.

I. Brief comment on the Company’s activities during the period, including references to significant events occurred after the end of the period

Consolidated Results

In ARS Million	IIQ 17	IIQ 16	YoY Var	6M 17	6M 16	YoY Var
Revenues	18,144	1,195	1418.3%	36,831	2,164	1602.0%
Profit from operations	1,141	1,223	-6.7%	2,288	1,948	17.5%
Depreciation and amortization	1,492	51	2825.5%	2,901	106	2636.8%
EBITDA	2,633	1,275	106.5%	5,189	2,054	152.6%
Profit / (loss) for the period	4,979	-596	-	4,197	-910	-
Attributable to equity holders of the parent	2,644	-213	-	2,067	-487	-
Attributable to non-controlling interest	2,335	-383	-	2,130	-423	-

The Company’s consolidated results reflect in all lines the material accounting impact of the consolidation of the Israeli holding company IDB Development Corporation (“IDBD”). Profit from operations and EBITDA for the six-month period of 2017 increased 17.5% and 152.6%, respectively, as compared to the same period of 2016. In turn, the Company recorded net income of ARS 4,197 million for the six-month period of 2017, compared to a net loss of ARS 910 million for the same period of 2016, mainly explained by the gain resulting from the sale of the agrochemical company Adama and the increase in the listing price of Clal Insurance company, owned by IDBD, which is recorded at fair value.

Operations Center in Argentina

II. Shopping Centers (through our subsidiary IRSA Propiedades Comerciales S.A.)

During the first six months of fiscal year 2017, our tenants’ sales reached ARS 17,815.5 million, 19.9% higher than in the same period of 2016, although recording a deceleration as compared to the preceding quarters, reflecting the fall in spending that has been observed in the past months. Our portfolio’s leasable area increased by approximately 2,300 square meters, mainly explained by the completion of the second expansion stage at Distrito Arcos and the addition of significant tenants such as Megatlon, Farmacity, Akiabara, Stock Center and Mishka. The occupancy rate stood at optimum levels of 98.4%, reflecting the quality of our portfolio.

Shopping Centers’ Financial Indicators
(in ARS million)

	IIQ 17	IIQ 16	YoY Var	6M 17	6M 16	YoY Var
Revenues	812	661	22.8%	1,494	1,193	25.2%
Profit from operations	564	475	18.7%	1,033	854	21.0%
Depreciation and amortization	44	40	10.0%	87	82	6.1%
EBITDA	608	515	18.1%	1,120	936	19.7%

1

Shopping Centers’ Operating Indicators
(in ARS million, except as indicated)

	IIQ 17	IQ 17	IVQ 16	IIIQ 16	IIQ 16
Total leaseable area (sqm)	337,396	335,032	333,155	334,079	333,719
Tenants’ sales (3 month cumulative)	9,809.3	8,006.2	7,910.9	6,132.2	8,273.8
Occupancy	98.4%	98.4%	98.4%	98.6%	99.0%

Revenues from this segment grew 25.2% during this six-month period, whereas EBITDA reached ARS 1,120 million (+ 19.7% compared to the same period of 2016). The EBITDA margin, excluding income from expenses and collective promotion fund, was 75.0%.

Operating data of our Shopping Centers

Shopping Center	Date of Acquisition	Gross Leaseable Area (sqm)(1)	Stores	IRSA Propiedades Comerciales S.A.’s Interest	Occupancy(2)	Book Value (ARS million) (3)
Alto Palermo	Nov-97	18,966	144	100.0%	99.5%	206
Abasto Shopping(4)	Jul-94	36,827	172	100.0%	99.8%	238
Alto Avellaneda	Nov-97	36,040	136	100.0%	99.9%	122
Alcorta Shopping	Jun-97	15,377	113	100.0%	92.3%	120
Patio Bullrich	Oct-98	11,760	90	100.0%	100.0%	106
Buenos Aires Design	Nov-97	14,352	63	53.7%	96.0%	4
Dot Baires Shopping	May-09	49,847	159	80.0%	100.0%	363
Soleil	Jul-10	13,991	78	100.0%	99.6%	97
Distrito Arcos	Dec-14	14,508	66	90.0%	97.7%	271
Alto Noa Shopping	Mar-95	19,038	90	100.0%	99.4%	34
Alto Rosario Shopping(5)	Nov-04	29,515	149	100.0%	99.5%	126
Mendoza Plaza Shopping	Dec-94	42,146	141	100.0%	94.8%	89
Córdoba Shopping	Dec-06	15,299	109	100.0%	100.0%	52
La Ribera Shopping(6)	Aug-11	9,841	66	50.0%	97.4%	24
Alto Comahue	Mar-15	9,890	104	99.6%	97.4%	312
Patio Olmos (7)						24
Total		337,396	1,680		98.4%	2,188

(1) Corresponds to gross leasable area in each property. Excludes common areas and parking spaces.
(2) Calculated dividing occupied square meters by leasable area as of the last day of the period.
(3) Cost of acquisition plus improvements, less cumulative depreciation, plus adjustment for inflation.
(4) Excludes Museo de los Niños (3,732 square meters).
(5) Excludes Museo de los Niños (1,261 square meters).
(6) Through our joint venture Nuevo Puerto Santa Fe S.A.
(7) IRSA CP owns the historic building of the Patio Olmos shopping center in the province of Córdoba, operated by a third party.

2

Cumulative tenants’ sales as of December 31
 (per Shopping Center, in ARS million)
Shopping Center	IIQ 17	IIQ 16	YoY Var	6M 17	6M 16	YoY Var
Alto Palermo	1,234.6	1,036.5	19.1%	2,208.0	1,796.7	22.9%
Abasto Shopping	1,322.7	1,150.5	15.0%	2,424.0	2,104.3	15.2%
Alto Avellaneda	1,241.8	1,121.9	10.7%	2,259.1	1,991.8	13.4%
Alcorta Shopping	682.3	583.2	17.0%	1,195.5	993.0	20.4%
Patio Bullrich	376.6	306.1	23.1%	657.1	552.5	18.9%
Buenos Aires Design	139.3	105.9	31.5%	269.7	208.7	29.2%
Dot Baires Shopping	1,116.4	974.9	14.5%	1,959.2	1,692.1	15.8%
Soleil	453.1	333.5	35.9%	853.2	625.6	36.4%
Distrito Arcos	420.0	257.3	63.2%	739.5	470.6	57.1%
Alto Noa Shopping	424.7	376.6	12.8%	797.0	689.3	15.6%
Alto Rosario Shopping	885.2	748.4	18.3%	1,626.0	1,341.0	21.3%
Mendoza Plaza Shopping	706.9	629.6	12.3%	1,354.6	1,204.1	12.5%
Córdoba Shopping	337.6	287.6	17.4%	607.2	508.0	19.5%
La Ribera Shopping(1)	198.4	163.7	21.2%	379.2	316.6	19.7%
Alto Comahue	269.8	198.3	36.1%	486.2	360.6	34.9%
Total	9,809.3	8,273.8	18.6%	17,815.5	14,854.8	19.9%

(1) Through our joint venture Nuevo Puerto Santa Fe S.A.

Cumulative tenants’ sales as of December 31
(per Type of Business, in ARS million)

Type of Business	IIQ 17	IIQ 16	Var %	6M 17	6M 16	Var %
Anchor Store	527.7	455.9	15.8%	945.2	822.8	14.9%
Clothes and Footwear	5,586.9	4,492.0	24.4%	9,746.1	7,810.0	24.8%
Entertainment	206.8	177.3	16.6%	559.6	463.1	20.8%
Home	252.1	208.6	20.8%	471.5	398.2	18.4%
Restaurant	871.4	637.8	36.6%	1,771.8	1,303.3	35.9%
Miscellaneous	1,208.5	1,008.5	19.8%	2,122.0	1,743.4	21.7%
Services	53.4	117.5	-54.5%	108.2	205.3	-47.3%
Electronic appliances	1,102.6	1,176.2	-6.3%	2,091.1	2,108.7	-0.8%
Total	9,809.3	8,273.8	18.6%	17,815.5	14,854.8	19.9%

Revenues from cumulative leases as of December 31
(Breakdown, in ARS million)

	IIQ 17	IIQ 16	Var %	6M 17	6M 16	Var %
Base Rent (1)	417	301	38.5%	785	569	38.0%
Contingent Rent	232	221	5.2%	383	362	5.7%
Total Rent	649	522	24.4%	1,167	930	25.5%
Admission rights	64	48	32.5%	126	93	34.8%
Fees	12	10	14.7%	23	18	28.6%
Parking	49	38	27.6%	95	75	26.3%
Commissions	24	18	31.7%	45	34	33.3%
Revenues from non-traditional advertising	16	18	-8.0%	32	30	7.2%
Others	4	1	176.7%	6	3	101.9%
Revenues before Expenses and Collective Promotion Fund	818	656	24.7%	1,494	1,183	26.3%
Expenses and Collective Promotion Fund	376	317	18.5%	690	553	24.6%
Total (2)	1,194	973	22.7%	2,184	1,737	25.7%

(1) Includes Revenues from stands for ARS 91 million.
(2) Does not include Patio Olmos.

3

III. Offices

The A+ office market in the City of Buenos Aires remains robust. Demand for Premium commercial spaces continues its upward trend, with sale prices in the whereabouts of USD 5,000 per square meter, 25% higher than at the closing of 2015, while rental prices increased slightly as compared to the previous year, averaging USD 30 per square meter for the A+ segment. The vacancy rate stood at 5.3%, significantly below the figures recorded at the closing of 2015.

As concerns the A+ office market in the Northern Area, we have noted a significant improvement in the price of units during the last 10 years, and we believe in its potential during the next years. Rental prices have remained at USD 24.5 per square meter.

Sale and Rental Prices of A+ Offices – City of Buenos Aires

Source: LJ Ramos

Sale and Rental Prices of A+ Offices – Northern Area

Source: LJ Ramos

	IIQ 17	IIQ 16	YoY Var	6M 17	6M 16	YoY Var
Revenues	116	70	65.7%	217	145	49.7%
Profit from operations	117	40	192.5%	180	84	114.3%
Depreciation and amortization	8	7	14.3%	15	17	-11.8%
EBITDA	125	47	166.0%	195	101	93.1%

During the first six months of fiscal year 2017, revenues from the offices segment increased 49.7% as compared to the same period of 2016, mainly explained by the depreciation of the peso vis-à-vis the dollar. EBITDA from this segment grew 93.1% in the first six months of fiscal year 2017 compared to the same period of 2016, principally explained by the increase in revenues and the gain resulting from the business combination of Entertainment Holding S.A. (which is indirect holder of 35% of La Rural S.A., the company that runs the exhibition center known as Predio Ferial de Palermo in the City of Buenos Aires) with our subsidiary IRSA Propiedades Comerciales.

For the second quarter in a row, the portfolio maintained an occupancy rate of 100%, which increased by 5.8 pp compared to the same quarter of 2016 due to the lease of two vacant floors in the República building, one floor in Torre BankBoston, and two floors in the Suipacha building. Rental prices stood at USD 26.1 per square meter, slightly below the previous quarters.

4

	IIQ 17	IQ 17	IVQ 16	IIIQ 16	IIQ 16
Gross leaseable area	79,225	81,020	81,020	81,020	81,918
Occupancy	100.0%	100.0%	98.7%	93.3%	94.2%
Rent (ARS/sqm)	414	389	390	384	338
Rent (USD/sqm)	26.1	25.5	26.1	26.3	26.0

Below is information on our offices and other rental properties’ segment as of December 31, 2016:

	Date of Acquisition	Leaseable Areasqm (1)	Occupancy Rate (2)	IRSA’s Effective Interest	Book Value (3) (ARS million)
Offices
Edificio República(4)	04/28/08	19,885	100%	100%	186
Torre Bankboston(4)	08/27/07	14,873	100%	100%	134
Bouchard 551	03/15/07	-	-	100%	7
Intercontinental Plaza(4)	11/18/97	4,774	100%	100%	5
Bouchard 710 (4)	06/01/05	15,014	100%	100%	59
Maipú 1300	09/28/95	1,353	100%	100%	5
Libertador 498	12/20/95	620	100%	100%	4
Suipacha 652/64(4)	11/22/91	11,465	100%	100%	8
Dot Building (5)	11/28/06	11,242	100%	80%	121
Subtotal Offices		79,225	100%	N/A	529
Other Properties
Santa María del Plata S.A.	10/17/97	116,100	100%	100%	13
Predio San Martin (6)	05/31/11	109,610	78%	50%	62
Other Properties (7)	N/A	14,578	87%	N/A	264
Subtotal Other Properties		240,288	89%	N/A	339
TOTAL OFFICES AND OTHERS		319,513	92%	N/A	868

Notes:
(1) Total leaseable area for each property as of December 31, 2016. Excludes common areas and parking.
(2) Calculated dividing occupied square meters by leaseable area as of December 31, 2016.
(3) The contracts in effect as of December 31, 2016, in each property were computed.
(4) Corresponds to total consolidated leases. (5) Through IRSA Propiedades Comerciales S.A.
(6) Through Quality Invest S.A.
(7) Includes the following properties: Ferro, Dot adjacent plot, Anchorena 665, Chanta IV, Constitución 1111, Rivadavia 2774, Intercontinental plot and Abril
 Manor House.

IV. Sales and Developments

	IIQ 17	IIQ 16	YoY Var	6M 17	6M 16	YoY Var
Revenues	-	2	-100.0%	1	5	-80.0%
Gain from disposal of investment property	86	639	-86.5%	86	1,029	-91.6%
Profit/ (loss) from operations	2	587	-99.7%	-49	937	-105.2%
Depreciation and amortization	1	-	100.0%	1	-	100.0%
EBITDA	3	587	-99.5%	-48	937	-105.1%

For the six-month period of fiscal year 2017, EBITDA from the Sales and Developments segment was negative for ARS 48 million as compared to EBITDA for ARS 937 million during the first six months of 2016, in which higher gains from disposal of investment property had been recorded. While 1,795 sqm in the Intercontinental Plaza office building were sold in the first half of FY 2017, 1,761 sqm in the Maipú 1300 building, 5,963 sqm in the Intercontinental Plaza building, the Isla Sirgadero plot, and the entire Dique IV office building located in Puerto Madero, were sold in the first half of FY 2016.

5

Accumulated sales as of December 31 of the fiscal year (ARS Million)

DEVELOPMENT	6M 17	6M 16	YoY Var
Residential apartments
Condominios I and II(1)	1	-	100.0%
Libertador 1703 and 1755 (Horizons) (2)	-	2	-100.0%
Other residential apartments (3)	-	1	-100.0%
TOTAL	1	3	-100.0%

(1)
Through IRSA Propiedades Comerciales S.A.
(2)
Owned by CYRSA S.A.
(3)
Corresponds to Entre Ríos 465.

V. CAPEX 2017

	Developments
	Greenfield	Expansion	Greenfield
	Polo Dot (1st Stage)	Alto Palermo	Catalinas

Beginning of works	FY2017	FY2017	FY2017
Estimated opening date	FY2019	FY2019	FY2020
Total GLA (sqm)	32,000	3,884	35,468
IRSA Propiedades Comerciales %	80%	100%	45%
Investment amount at 100% (USD million)	65	28.5	101
Work progress (%)	0.9%	0%	0.1%
Estimated Stabilized EBITDA (USD million)	USD 8-10	USD 4-6	USD 5-7

Alto Palermo Expansion
The expansion project of Alto Palermo will add a gross leaseable area of approximately 4,000 square meters to the shopping center that has the highest sales per square meter and consists in moving the food court to a third level by using the area of an adjacent building acquired in 2015. The demolition stage ended in the second quarter of FY2017.

First Stage of Polo Dot
The project called “Polo Dot”, located in the commercial complex adjacent to our Dot Baires shopping center, has experienced significant growth since our first investments in the area. The total project will consist in 3 office buildings (one of them could include a hotel) in land reserves owned by the Company and the expansion of the shopping center by approximately 15,000 square meters of gross leaseable area. At a first stage, we will develop an 11-floor office building with an area of approximately 32,000 square meters on an existing building, in respect of which we have already executed lease agreements for approximately 75% of the footage, before starting the works. The construction stage started in the second quarter of FY2017, and we expect that the building will become operational within 18 to 24 months. The second stage of the project will include two office/hotel buildings that will add 38,400 square meters of gross leaseable area to the complex. We have seen a significant demand for Premium office spaces in this new commercial hotspot, and we are confident that we will be able to open these buildings with attractive rent levels and high occupancy.

6

Catalinas Building

The “Catalinas” project is located in one of the most sought-after spots for Premium office development in Argentina. The building to be constructed will have 35,468 square meters of gross leaseable area in 30 office floors and 316 parking spaces. Construction works started during the second quarter of FY2017, and are expected to be completed in about 3 years.

VI.
Hotels

During the six-month period of fiscal year 2017, the hotel segment recorded an increase in revenues of 52.9% mainly due to the depreciation of the exchange rate, which resulted in an increase in the average rate per room. The segment’s EBITDA reached ARS 34 million during the semester under review.

Hotels (in millions of ARS)	IIQ 17	IIQ 16	YoY Var	6M 17	6M 16	YoY Var
Revenues	200	133	50.4%	373	244	52.9%
Profit/ (loss) from operations	23	2	1050.0%	27	-5	-640.0%
Depreciation and amortization	3	3	0.0%	7	7	0.0%
EBITDA	26	5	420.0%	34	2	1600.0%

	IIQ 17	IQ 17	IVQ 16	IIIQ 16	IIQ 16
Average Occupancy	69.1%	65.3%	65.8%	67.7%	67.6%
Average Rate per Room (ARS/night)	2,784	2,737	2,102	2,074	1,760
Average Rate per Room (USD/night)	182	183	175	181	178

The following is information on our hotel segment as of December 31, 2016:

Hotels	Date of Acquisition	IRSA’s Interest	Number of Rooms	Average Occupancy (1)	Average Rate	Book Value (in millions of ARS)
Intercontinental (3)	11/01/97	76.34%	309	74.0%	2,158	50
Sheraton Libertador (4)	03/01/98	80.00%	200	75.0%	1,895	28
Llao Llao (5)	06/01/97	50.00%	205	55.9%	5,197	75
Total			714	69.1%	2,784	153

Notes:
1) Cumulative average for the 6-month period.
2) Cumulative average for the 6-month period.
3) Through Nuevas Fronteras S.A. (IRSA’s subsidiary).
4) Through Hoteles Argentinos S.A. (IRSA’s subsidiary).
5) Through Llao Llao Resorts S.A. (IRSA’s subsidiary).

VII.
International

Lipstick Building, New York, United States

The Lipstick Building is a landmark building in the City of New York, located at Third Avenue and 53th Street in Midtown Manhattan, New York. It was designed by architects John Burgee and Philip Johnson (Glass House and Seagram Building, among other renowned works) and it is named after its elliptical shape and red façade. Its gross leaseable area is approximately 58,000 sqm and consists of 34 floors.

7

As of December 31, 2016, the building reached an occupancy rate of 96.60%, thus generating an average rent of USD 67.12 per sqm.

Lipstick	Sep-16	Dec-16	YoY Var
Gross Leaseable Area (sqm)	58,094	58,094	-
Occupancy	97.33%	96.60%	-0,73pp
Rental price (USD/sqm)	67.04	67.12	0.12%

In October 2016, the lease agreement for Floor 34 was renewed for 7 additional years, at an average rental price of USD 95 per square meter. Occupancy remained almost unaltered, as the lease of a portion of Floor 27 (9,603 psf), equivalent to 2,926 square meters, was not consummated due to changes in the Tenant Improvement financing policy by the bank.

Investment in Condor Hospitality Trust.

We maintain our 49% investment in the Condor Hospitality Trust hotel REIT’s voting rights (NASDAQ: CDOR) through our subsidiary Real Estate Strategies L.P. (“RES”), in which we hold a 66.3% interest. Condor is a REIT listed in Nasdaq focused on medium-class and long-stay hotels located in various states of the United States of America, operated by various operators and franchises.

During the last quarters, the company’s results have shown an improvement in operating levels and we received dividends on our holdings of common and preferred shares (6.25% per annum). Moreover, the company has made progress in its strategy of selectively disposing of lower-class hotels for very attractive prices and replacing them with higher-class hotels, and it is also studying different alternatives for developing its expansion plan. On January 24, 2017, Condor issued approximately 150,000 warrants held by RES, due in 2019, for a strike price of USD 0.001, entitling it to acquire approximately 150,000 common shares.

VIII. Financial Operations and Others

Interest in Banco Hipotecario S.A. (“BHSA”) through IRSA

BHSA is a leading bank in the mortgage lending industry, in which IRSA held an equity interest of 29.91% as of December 31, 2016 (excluding treasury shares). During the six-month period of fiscal year 2017, the investment in Banco Hipotecario generated income of ARS 38 million, 78% lower than the ARS 170 million recorded in the same period of 2016.
For further information, visit http://www.cnv.gob.ar or http://www.hipotecario.com.ar.

Operations Center in Israel

IX. Investment in IDB Development Corporation

As of December 31, 2016, the investment made in IDBD was USD 515 million, and IRSA’s indirect equity interest reached 68.3% of IDBD’s stock capital. Moreover, IRSA has invested USD 26.7 million in DIC, representing 8.8% of its stock capital.

8

Operating Income – In Millions of ARS

	September 30, 2016 (for the period 04.01 through 09.30)
	Operations Center in Israel
	Real Estate	Supermarkets	Telecommunications	Insurances	Others	Total
Revenues	2,484	23,476	7,863	-	198	34,021
Costs	-1,700	-17,544	-5,356	-	-100	-24,700
Gross profit	784	5,932	2,507	-	98	9,321
Gain from disposal of investment property	-	-	-	-	19	19
General and administrative expenses	-130	-302	-761	-	-307	-1,500
Selling expenses	-47	-4,811	-1,679	-	-29	-6,566
Other operating results, net	-	-31	-19	-	-49	-99
Profit / (loss) from operations	607	788	48	-	-268	1,175
Share of profit / (loss) of associates and joint ventures	-114	-	-	-	108	-6
Segment profit / (loss)	493	788	48	-	-160	1,169

Operating assets	62,361	32,467	28,415	6,143	23,060	152,446
Operating liabilities	51,209	25,944	22,529	-	32,836	132,518
Operating assets / (liabilities), net	11,152	6,523	5,886	6,143	-9,776	19,928

The revenues and operating income from the Real Estate segment through the subsidiary Property & Building (“PBC”) reached ARS 2,484 million and ARS 607 million, respectively, during the consolidated six months (April 1, 2016 to September 30, 2016). During this period, there was an increase in rental income and occupancy rates from PBC’s investment property.

The Supermarkets segment, through Shufersal, recorded revenues of ARS 23,476 million for the period, mainly due to an increase in revenues from the retail segment, offset by a slight decrease in revenues from the real estate segment. Same-store sales keep rising. Operating income from this segment reached ARS 788 million.

The Telecommunications segment, operated by Cellcom, recorded revenues of ARS 7,863 million. There was a decrease in revenues in both revenues from services and revenues from handsets. The reduction in revenues from services under review mainly reflected lower revenues from cell telephone services due to the continued erosion of the price of these services as a result of stronger competition in the cell telephone market and lower revenues from international call services. The reduction in the revenues from handsets was mainly due to the reduction in the number of cell phones sold. Operating income was ARS 48 million.

The Others segment recorded revenues for ARS 198 million, and an operating loss of ARS 268 million.

As concerns “Clal”, the Group values its interest in this insurance company as a financial asset at fair value. The valuation of Clal’s shares was ARS 6,143 million (USD 386 million) as of December 31, 2016, a 21% increase in dollars compared to September 30, 2016.

9

X. EBITDA by segment (ARS million)

Operations Center in Argentina

6M 17	Shopping Centers	Offices	Sales and Developments	Hotels	International	Financial Operations and Others	Total
Operating income / (loss)	1,033	180	-49	27	-51	-4	1,136
Depreciation and Amortization	87	15	1	7	-	-	110
EBITDA	1,120	195	-48	34	-51	-4	1,246
6M 16	Shopping Centers	Offices	Sales and Developments	Hotels	International	Financial Operations and Others	Total
Operating income / (loss)	854	84	937	-5	87	2	1,959
Depreciation and Amortization	82	17	-	7	-	-	106
EBITDA	936	101	937	2	87	2	2,065

EBITDA Var	19.7%	93.1%	-105.1%	1600.0%	-158.6%	-300.0%	-39.7%

Operations Center in Israel

6M 17 (for the period 04.01 through 09.30)	Real Estate	Supermarkets	Telecommunications	Others	Total
Operating income / (loss)	607	788	48	-268	1,175
Depreciation and Amortization	456	644	1,588	104	2,792
EBITDA	1,063	1,432	1,636	-164	3,967
6M 16	Real Estate	Supermarkets	Telecommunications	Others	Total
Operating income / (loss)
Depreciation and Amortization
EBITDA

Var EBITDA	-	-	-	-	-

XI. Reconciliation with Consolidated Income Statement (ARS million)

Below is an explanation of the reconciliation of the company’s income by segment with its consolidated income statement. The difference lies in the presence of joint ventures included in the segment but not in the income statement.

	Total as per segment information	Adjustment for share of profit / (loss) of joint ventures *	Expenses and Collective Promotion Funds	Adjustment to income for elimination of inter-segment transactions	Total as per Statements of income
Revenues	36,106	-18	745	-2	36,831
Costs	-25,196	10	-759	-	-25,945
Gross profit / (loss)	10,910	-8	-14	-2	10,886
Gain from disposal of investment property	105	-	-	-	105
General and administrative expenses	-1,837	2	-	4	-1,831
Selling expenses	-6,751	2	-	-	-6,749
Other operating results, net	-116	-5	-	-2	-123
Profit / (loss) from operations	2,311	-9	-14	-	2,288
Share of (loss) / profit of associates and joint ventures	-98	5	-	-	-93
Net segment profit / (loss) before financing and taxation	2,213	-4	-14	-	2,195
*Includes Puerto Retiro, Baicom, CYRSA, Nuevo Puerto Santa Fe and Quality (San Martín lot).

10

XII. Financial Debt and Other Indebtedness

Operations Center in Argentina

Financial debt as of December 31, 2016:

Description	Currency	Amount (1)	Interest Rate	Maturity
Bank Overdrafts	ARS	13.9	Floating	< 360 days
IRSA 2020 Non-Convertible Notes, Series II	USD	71.4	11.50%	Jul-20
Series VI Non-Convertible Notes	ARS	0.7	Badlar + 450 bps	Feb-17
Series VII Non-Convertible Notes	ARS	24.2	Badlar + 299	Sep-19
Series VIII Non-Convertible Notes	USD	184.5	7.00%	sep-19
Loans (2)	USD	28.0	Floating	Jun-17
Other loans		0.2
IRSA’s Total Debt		322.9
IRSA’s Cash & Cash Equivalents + Investments (3)	USD	10.1
IRSA’s Net Debt	USD	312.8
Bank Overdrafts	ARS	7.0	Floating	< 360 days
IRCP Series I Non-Convertible Notes	ARS	25.6	26.5% / Badlar + 400 bps	May-17
IRSA CP Series II Non-Convertible Notes	USD	360.0	8.75%	Mar-23
Other loans	ARS	0.3	-	-
IRSA CP’s Total Debt		392.9
IRSA CP’s Cash & Cash Equivalents + Investments (4)	USD	193.2
IRSA CP’s Net Debt	USD	199.7

(1) Principal amount in USD (million) at an exchange rate of ARS 15.89/USD, without considering accrued interest or eliminations of balances with subsidiaries.
(2) Corresponds to a loan from IRSA CP.
(3) “Cash & Cash Equivalents plus Investments, IRSA” includes Cash & Cash Equivalents, IRSA + Investments in current and non-current financial assets, IRSA.
(4) “Cash & Cash Equivalents plus Investments, IRSA CP” includes Cash & Cash Equivalents, IRSA CP + Investments in current financial assets plus a loan from its controlling company IRSA Inversiones y Representaciones S.A.

Operations Center in Israel

Financial debt as of September 30, 2016:

Indebtedness	Amount (1)
IDBD’s Total Debt	809
DIC’s Total Debt	1201
Shufersal’s Total Debt	659
Cellcom’s Total Debt	1097
PBC’s Total Debt	2477
Others’ Total Debt (2)	2

(1) Principal amount in USD (million) at an exchange rate of 3.7464 NIS/USD, without considering accrued interest or elimination of balances with subsidiaries. Includes bonds and loans.
(2) Includes IDB Tourism, Bartan and IDBG.

11

XIII. Material and Subsequent Events

Operations Center in Argentina

October 2016: General Ordinary and Extraordinary Shareholders’ Meeting

At the General Ordinary and Extraordinary Shareholders’ Meeting held on October 31, 2016, at 1:00 p.m., the following matters, inter alia, were dealt with:

●
Updating of Report on Shared Services Agreement
●
Treatment of amounts paid as personal assets tax levied on the shareholders.
●
Consideration of (I) approval of extension of Global Note Program for a maximum outstanding principal amount of up to USD 300,000,000 approved by the shareholders’ meeting dated October 31, 2011 for a term of five years or such longer term as permitted under the applicable laws; and (II) increase of program amount by an additional amount of up to USD 200,000,000.
●
Grant of indemnities to the Directors, Statutory Auditors and Managers who perform or have performed duties for the Company accessorily to the D&O policies.

November 2016: Payment of cash dividend by IRSA Propiedades Comerciales S.A.

On November 17, 2016, our subsidiary IRSA Propiedades Comerciales S.A., in which we hold a 94.61% controlling interest, paid a cash dividend of ARS 460,000,000 (Argentine legal tender) equivalent to 365.038658054% of the Stock Capital, i.e., an amount per share (ARS 0.10 par value) of $0.365038658054 and an amount per ADR (Argentine Pesos per ADR) of $14.6015463222 to be charged against the fiscal year ended June 30, 2016.

December 2016: Caballito Barter

On June 29, 2011, a barter agreement for USD 12.8 was executed between the Group and TGLT in respect of a plot located in the neighborhood of Caballito (Buenos Aires). In 2013, a neighbors’ association secured an injunction that suspended the works to be executed by TGLT in the property, and filed a legal action against the Government of the City of Buenos Aires and TGLT. In light of the unfavorable judgments rendered in the trial and appellate proceedings, on December 30, 2016, the Group and TGLT reached a settlement whereby they agreed to terminate the barter, subject to the satisfaction of several conditions by TGLT.

January 2017: Comparaencasa Investment

In January 2017, the Company, acting through its subsidiary Tyrus S.A., purchased 69,750 shares, representing 12.5% of the stock capital of Comparaencasa Ltd., a company registered in the United Kingdom engaged in the search, comparison and selection of products and/or services through the Internet, mainly car insurance for the Republic of Argentina, and related activities. The transaction amount was USD 1 million, and it has been fully paid.

Moreover, Tyrus received warrants to subscribe for shares in future equity rounds for an aggregate of up to USD 1.5 million, at a discount of 35%, effective for 5 years.

12

January 2017: Issue of Warrants by Condor

On January 24, 2017, Condor issued new warrants (150,540) that were subscribed by RES, a corporation in which the Company holds a 66.7% controlling interest, in exchange for the warrants previously held by it (3,750,000 warrants each, entitling to one share for a strike price of USD 1.92, due on January 31, 2017). The new warrants entitle RES to receive 150,540 common shares for a strike price of USD 0.001, due in January 2019.

Operations Center in Israel

November 2016: Sale of Adama

On November 22, 2016, the sale to ChemChina of 40% of the shares in Adama that were held by Koor, a company indirectly controlled by IDBD through DIC, was consummated. The sale proceeds were USD 230 million in excess of the total repayment of the non-recourse loan, plus interest thereon, which had been granted to Koor by a Chinese bank.

November 2016: Issue of new series of notes by IDBD

In November 2016, IDBD issued Series 12 Notes in the Israeli market for an amount of NIS 383,500,000. The Notes fall due in 2019, bear interest at an annual fixed interest rate of 6.95%, and are secured by a pledge on approximately 46.2 million shares of its subsidiary DIC. The proceeds will be used to repay existing liabilities.

December 2016: Partial sale of interest in Gav-Yam (PBC’s subsidiary)

On December 5, 2016, PBC sold in the market 280,873 shares of its subsidiary Gav-Yam Land Corporation Ltd. for NIS 391 million, thus reducing its equity interest in this company from 69.06% to 55.06% of its stock capital.

December 2016: Negotiations between Israir (IDB Tourism’s subsidiary) and Sun Dor

As of December 31, 2016, IDB Tourism was in an advanced stage of negotiations with Sun D’or International Airlines Ltd. (“Sun D’or”), subsidiary of El Al Israel Airlines Ltd. ("El Al"), to enter into the following transactions:
–
Israir would sell to a third party the aircraft owned by it under a sale and leaseback agreement for an estimated amount of USD 70 million;
–
after the sale of the aircraft, IDB Tourism would receive USD 45 million plus 25% of the shares in Sun D’or, and El Al would retain 75% of the shares in such company;
–
the parties would enter into a shareholders’ agreement whereby El Al would be granted a call option (and IDB Tourism would be granted a put option) for the acquisition of Sun D'Or’s shares for such price and subject to such terms as determined in due course.

13

December 2016: DIC’s purchase of additional interest in Shufersal

On December 12, 2016, DIC purchased shares of Shufersal for NIS 75 million, thus increasing its equity interest in it from 58.17% to 60.67%.

January 2017: Court decision on IDBD’s issue of Series K Notes secured by Clal Insurance Enterprise Holdings Ltd. (“Clal”)’s shares

On January 25, 2017, the Supreme Court of Israel set aside the decision notified on September 16, 2016 whereby it had ordered the enforcement authority to report, within a term of 30 days, the reasons that allegedly prevented IDBD from pledging 5% of its shares in Clal. In its new ruling, the Supreme Court ordered that in addition to the 3.92% of Clal’s shares pledged for the benefit of a secured creditor of the Menorah Group, IDBD was able to pledge only 1.08% of Clal’s shares in favor of the Series K bondholders.

Therefore, IDBD is evaluating the possibility of issuing a new series of Notes secured by potential cash flows generated by its investment in Clal.

XIV. Comparative Summary Consolidated Balance Sheet Data

	12.31.16	12.31.15	12.31.14	12.31.13	12.31.12
Non-current assets	107,470	88,868	6,867	7,558	6,681
Current assets	58,643	45,052	2,438	1,182	1,208
Total Assets	166,113	133,920	9,305	8,740	7,889
Non-current liabilities	105,876	90,702	4,491	4,171	3,209
Current liabilities	41,163	37,469	2,586	1,672	1,509
Sub-total	147,039	128,171	7,077	5,843	4,718
Non-controlling Interest	16,071	3,846	347	389	465
Capital and reserves attributable to equity holders of the parent	3,003	1,903	1,881	2,508	2,706
Total	19,074	5,749	2,228	2,897	3,171

14

XV. Comparative Summary Consolidated Income Statement Data

	12.31.16	12.31.15	12.31.14	12.31.13	12.31.12
Profit from operations	2,288	1,948	1,591	527	559
Share /loss of associates and joint ventures	-93	-398	-681	51	14
Profit before financial results and income tax	2,195	1,550	910	578	573
Finance income	732	374	43	60	58
Finance expenses	-4,868	-2,138	-535	-713	-358
Other financial results	1,531	-460	8	42	47
Financial results, net	-2,605	-2,224	-484	-611	-253
(Loss) / profit before income tax	-410	-674	426	-33	320
Income tax expense	334	-236	-379	7	-74
(Loss) / profit for the period from continuing operations	-76	-910	47	-26	246
Profit from discontinued operations after income tax	4,273	-	-	-	-
Profit (loss) for the period	4,197	-910	47	-26	246
Other comprehensive income for the period	402	1,876	-136	72	24
Total comprehensive income/(loss)for the period	4,599	966	-89	46	270
Equity holders of the parent	2,034	-283	-148	30	247
Non-controlling interest	2,565	1,249	59	16	23

XVI. Comparative Summary Consolidated Cash Flow Data

	12.31.16	12.31.15	12.31.14	12.31.13	31.12.12
Net cash generated by operating activities	4,862	600	649	422	352
Net cash generated by / (used in) investment activities	2,156	7,692	876	-625	-195
Net cash generated by / (used in) financing activities	2,177	695	-967	-399	-61
Net increase / (decrease) in cash and cash equivalents	9,195	8,987	558	-602	96
Cash and cash equivalents at beginning of year	13,866	375	610	797	259
Foreign exchange gain on cash and cash equivalents	639	3,670	-351	31	11
Cash and cash equivalents at the end of the period	23,700	13,032	817	226	366

XVII. Comparative Ratios

	12.31.16		12.31.15		12.31.14		12.31.13		12.31.12
Liquidity
CURRENT ASSETS	58,643	1.42	45,052	1.20	2,438	0.94	1,182	0.71	1,208	0.80
CURRENT LIABILITIES	41,163		37,469		2,586		1,672		1,509
Indebtedness
TOTAL LIABILITIES	147,039	48.96	128,171	67.35	7,077	3.76	5,843	2.33	4,718	1.74
SHAREHOLDERS’ EQUITY(*)	3,003		1,903		1,881		2,508		2,706
Solvency
SHAREHOLDERS’ EQUITY(*)	3,003	0.02	1,903	0.01	1,881	0.27	2,508	0.43	2,706	0.57
TOTAL LIABILITIES	147,039		128,171		7,077		5,843		4,718
Restricted Assets
NON-CURRENT ASSETS	107,470	0.65	88,868	0.68	6,867	0.74	7,558	0.86	6,681	0.85
TOTAL ASSETS	166,113		133,920		9,305		8,740		7,889

 (*) Attributable to equity holders of the parent.

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XVIII. Brief comment on prospects for the next period

Our real estate businesses in Argentina and abroad have posted sound results in the first six-month period of fiscal year 2017. We believe that the diversification of our business, with real estate assets in Argentina and abroad, favorably positions us to face all the challenges and opportunities that may arise in the coming years.

Our subsidiary IRSA Propiedades Comerciales S.A. continues to record growth in both its shopping center and Premium office businesses. Although our tenants’ sales decelerated during the first six months of 2017 as compared to the previous fiscal year, occupancy remains significantly high and the public keeps choosing each of our proposals; besides, top-notch domestic and international corporations continue to select our office spaces. The portfolio retained full occupancy during the whole semester of 2017, with an average rental price of USD 26.1 per square meter.

We will remain active during the year by promoting marketing actions, events and promotions in our shopping centers, which have proved to be highly effective in terms of sales and have been eagerly endorsed by the public. Moreover, we plan to optimize even further the performance of our current shopping centers through improvements that result in taking better advantage of the leaseable square meters and creating higher functionality and appeal for the benefit of consumers, retailers and tenants alike.

As concerns the office projects launched at the start of this fiscal year, we are making progress in the development of the first stage of the “Polo Dot” project, which consists of an 11-floor, 32,000-square meter office building in a property owned by the Company. The project will be featured as the first “Office Park” in Buenos Aires, and we expect it to become operational in fiscal year 2019. We have had a large demand for Premium office spaces in this emerging new commercial hotspot, and we hope to secure high occupancy at this building upon completion of construction works, as shown by the fact that 75% of the footage has already been rented. Moreover, the Catalinas office project is already in progress and is scheduled to be completed in fiscal year 2020.

We are optimistic about the opportunities that may arise in Argentina in the second half of fiscal year 2017. We have a large reserve of lands for future shopping center and office development projects in an industry scenario with high growth potential.

As concerns our investments outside Argentina, we will continue working in the improvement of the operating ratios of our “Lipstick” building in New York and backing the new strategy of selectively selling low-class hotels and replacing them with higher-class hotels, that is being developed by the “Condor Hospitality Trust” hotel REIT (NASDAQ: CDOR), in which we hold 49% of its voting rights.

Regarding our investment in the Israeli company IDBD, we are much pleased with the results obtained during this first half of the year, following the sale of the agrochemical company ADAMA and the improvement in the listing price of Clal Insurance company, which is recorded at fair value. In 2017, we will continue to work for deleveraging the company and improving the operating margins of each of its operating subsidiaries.

Taking into account the quality of the real estate assets in our portfolio, the Company’s financial position and low indebtedness level and its franchise for accessing the capital markets, we remain confident that we will continue consolidating the best real estate portfolio in Argentina and diversifying our operations by adding businesses abroad with attractive value-creation opportunities.

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